Exhibit 99.1

IAMGOLDR
CORPORATION
Mining in a New Landscape
ANNUAL REPORT 2015

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

O P E R A T I N G  A N D  F I N A N C I A L  H I G H L I G H T S

	2014	2015

Gold production — attributable[1,2] (oz.)	844,000	806,000
Average realized gold price[1] ($/oz.)	1,259	1,158
Total cash cost[1,2] ($/oz.)	848	835
All-in sustaining costs[1] ($/oz.)	1,101	1,118

Financial
Cash, cash equivalents, restricted cash and bullion (at market) ($ millions)	321.0	691.3
Net losses ($ millions)	(206.8)	(755.3)
Adjusted net earnings (loss) including discontinued operations attributable to IAMGOLD equity holders[1] ($ millions)	32.8	(167.2)
Adjusted net earnings (loss) including discontinued operations per share[1] ($/share)	0.08	(0.43)

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[2]	Total cash costs exclude Westwood pre-commercial production for the year ended December 31, 2014 of 10,000 ounces.

K E Y  O P E R A T I O N S  A T  A  G L A N C E

Mine	Location	Operator	IAMGOLD Ownership	2015 Production[1] (000s oz.)	2016 Production[1] Guidance (000s oz.)

Rosebel	Suriname	IAMGOLD	95%	287	285–295
Essakane	Burkina Faso	IAMGOLD	90%	383	365–375
Westwood	Canada	IAMGOLD	100%	60	50–60

Total Owner/Operated					700–730

Joint ventures				76	70

Total production				806	770–800

[1]	All production numbers are on an attributable basis.

R E S E R V E S  A N D  R E S O U R C E S  S U M M A R Y

Gold Operations	Attributable Contained Ounces of Gold (000s)

	Dec. 31, 2014	Dec. 31, 2015

Total proven and probable reserves	8,608	7,690
Total measured and indicated resources[1,2]	21,412	23,482
Total inferred resources	7,018	6,733

[1]	Measured and indicated gold resources are inclusive of proven and probable reserves.
[2]	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations, but are deemed to have a reasonable prospect of economic extraction.

All figures are in USD

OUR
STRATEGY
1 Continue to reduce costs
2 Maintain strong liquidity
3 Advance ramp-up development plan at Westwood
4 Secure soft rock resources near Rosebel
5 Increase reserves and resources through exploration or acquisition

C H A I R M A N ’ S  M E S S A G E

“We plan to build on the accomplishments of 2015 and continue to execute against our rigorous benchmarks as we work together to accomplish our objectives and meet our guidance targets for the year.”

When gold prices first started to deteriorate, IAMGOLD’s management team was an early adopter of extensive cost cutting and cash preservation initiatives, providing solid results. 2015 was characterized by the continued highly focused attention to operations, costs and the balance sheet, and the achievements have continued.

Management will continue to execute on a stream of initiatives to further reduce costs, preserve cash and improve productivity at all sites, including the revised life-of-mine plans for Essakane, Rosebel and Westwood. The Board has worked closely with management in this regard and has been proactive in providing insight and guidance as part of the company-wide effort to meet the challenges of the current gold price environment. While the entire mining industry has been hit hard by declining prices and unfavorable exchange rates, IAMGOLD ended the year with strong liquidity.

The legwork done over the last few years has been a major part of the IAMGOLD strategy to position the Company to capitalize on a turn in the gold price. The operational improvements and cost reductions have resulted in a stronger platform for growth as the gold price strengthens in the years to come. The success of their hard work to date is best demonstrated by how quickly and strongly our share price responded to the most recent strengthening of the gold price.

Your Board looks forward with cautious optimism to the year ahead. We plan to build on the accomplishments of 2015 and continue to execute against our rigorous benchmarks as we work together to accomplish our objectives and meet our guidance targets for the year. On behalf of the Board, we thank Steve and his entire team for their hard work, loyalty and dedication to transitioning and adapting in the current landscape – while it is no easy feat, we are proud of the work that has been done!

Donald K. Charter
Chairman
IAMGOLD Corporation

P R E S I D E N T  A N D  C E O ’ S  M E S S A G E

“While the industry continues to operate against a backdrop of economic uncertainty, IAMGOLD has shown that it can optimize performance under tough conditions.”

I am proud of our performance in 2015. Though it remained a challenging year for the mining industry as a whole, IAMGOLD came out an even stronger company. Essakane saw another record year; we met overall guidance, and with 806,000 ounces of attributable gold production exceeded the mid-point of our guidance range; we improved our cost structure and lowered capital expenditures for our continuing business by 13%; and, finally, we maintained financial discipline and ended the year in a strong liquidity position.

While the industry continues to operate against a backdrop of economic uncertainty, IAMGOLD has shown that it can optimize performance under tough conditions. We are confident we can build on these achievements, and have lowered our cost guidance for the second year in a row.

At the end of 2015, we completed an update to all of our mine plans which were recast for the current gold price environment. These revised plans will take IAMGOLD far into the future and have provided us with new benchmarks we are determined to meet. At Rosebel and Essakane, we’re acting on opportunities to improve operational returns and are targeting soft rock resources in the surrounding areas with the potential to extend mine life. At Westwood, we will be focused on underground development to expand the mining areas as we ramp up production by 2019. Our expectation for Westwood is a low-cost, high grade mine with a minimum 20-year mine life. We’re seeing positive developments from our portfolio of exploration projects, including a 27% increase in indicated resources at Boto Gold in Senegal and an initial resource estimate for the Diakha prospect in Mali. We remain tied to a strategy of cost reduction and disciplined investments aimed at improving margins and delivering higher economic returns.

For 2016, IAMGOLD prepares itself for another exciting yet challenging year ahead. While we have done well to implement change in ways that will enable us to prevail, we know there is more to be done to grow shareholder value in this new landscape. I am confident we will succeed!

Stephen J.J. Letwin

President and Chief Executive Officer

IAMGOLD Corporation

M A N A G E M E N T Q&A	What does mining in a new landscape mean for you and your team at IAMGOLD?
Gordon Stothart Executive Vice President and Chief Operating Officer

I look forward to working with my team as we continue to seek opportunities that will increase operating efficiency for years to come.

The new landscape has presented us with its fair share of challenges – while we are forced to adapt to the current gold market, we have had to find ways to innovate. With cost reductions and capital preservation in mind, we need to mine profitably yet prudently, working to maximize the value of our orebodies. I feel some excellent initiatives have been set in place in order to do so. In early 2014, we invited a third-party efficiency consultant to our Rosebel mine and, subsequent to their 40-week stay, incorporated many of their recommendations. This continued effort at Rosebel has resulted in truck productivities increasing nearly 25%, shovel productivities increasing close to 30% and mill availability reaching over 96%. At Essakane mine there have been a number of cost control initiatives as well, with enhancements to mill performance which assisted us in achieving our second year of record production in 2015. At Westwood mine, we continue to work on development productivity as we open up the mine and improve operational flexibility as well as carrying out infill drilling for resource conversion. For 2016, I see a continuation of these technical and productivity improvements and though we have completed a significant amount of work to date, there is much more that can be done. The operating teams at our sites are up for the effort and continue to deliver impressive results. I look forward to working with my team as we continue to seek opportunities that will increase operating efficiency for years to come.

Our strong liquidity position gives us an advantage over most of our peers.

Mining in this new landscape means managing the business prudently. Cost reduction, capital discipline and cash preservation continue to be critical. We have already made significant progress reducing costs over the last few years and will continue to work on initiatives to further reduce costs and improve productivity. Our strong liquidity position gives us an advantage over most of our peers. The need to generate risk-adjusted returns will continue to drive all of our investment decisions. The financial discipline behind how we manage the business applies just as much to the allocation of capital to our sites as it does to the setting of priorities between disparate opportunities, such as acquisitions, expansions and other investments. The amount of capital available to do any of these is determined by the prevailing outlook for gold prices, our ability to raise capital and the need to maintain ample liquidity in this uncertain gold price environment. With this in mind, we will maintain this discipline as we invest in our business and consider other options to create more value for our shareholders.

Carol Banducci Executive Vice President and Chief Financial Officer

We continue to advance our key projects and have delivered solid results in 2015.

The mining industry has seen cutbacks to exploration programs across the board. For the entire exploration team at IAMGOLD, this meant continued cost reductions and project prioritization. Though it has not been easy, I am proud of our success – having reduced spending by 30% from 2014, my team remains driven to adapt in this new landscape. While we have not only been successful in reducing and controlling our program expenditures, we also continue to advance our key projects and have delivered solid results in 2015. Going forward in 2016, we will continue this focus on identifying quality projects and targets, while maintaining well-designed and cost-effective exploration programs that are necessary in these times.

Craig MacDougall Senior Vice President, Exploration

Jeffery Snow General Counsel and Senior Vice President, Business Development

IAMGOLD is one of the few mining companies with a strong cash position.

From a business development standpoint, the new landscape presents a number of opportunities for IAMGOLD. With cash proceeds from the sale of our Niobec mine last year totaling $500 million, IAMGOLD is one of the few mining companies that has a strong cash position. This gives us the advantage of being able to consider acquisitions and additions to our portfolio of assets. We continue to explore accretive and value-enhancing investment opportunities, with the objective of finding an asset that offers both near-term and long-term shareholder value. However, our acquisition criteria remains – only low-cost, high-grade, cash flow positive assets will be considered. Should no appropriate investment opportunities present themselves, we will continue to invest back into the business.

An opportunity to focus in a clear and disciplined way on how best to create value for our shareholders.

Challenging conditions in the industry have provided an opportunity to streamline and realign our talent to build a high performing team and to focus in a clear and disciplined way on how best to create value for our shareholders and position the Company to take advantage of opportunities now and when the cycle turns.

Benjamin Little Senior Vice President, Corporate Affairs, HSS & People

Essakane
Burkina Faso
Located in West Africa, Essakane is in its sixth year of operation.
Firing on all cylinders in 2015, Essakane celebrated its second year of record production. With production up 15% from 2014, we see strong returns from this mine year over year. Despite recent political changes and the disturbances in Burkina Faso, the mine operations continued uninterrupted and in 2015 reached attributable gold production of 383,000 ounces.
As we build on the operational enhancements of 2015, the focus continues to be on optimizing production, lowering unit costs and increasing mine and mill efficiencies at higher proportions of hard rock. We expect 2016 to bring a number of performance improvement initiatives at site, such as adjustments to drilling techniques to decrease explosives consumption, the installation of an intensive leach reactor for the gravity circuit, investigation of oxygen injection to the carbon-in-leach tanks to improve gold recovery, automation of cyanide injection to enhance circuit stability, and potential opportunities to decrease fuel consumption.
The revised life-of-mine plan for Essakane, completed in December 2015, demonstrates a mine life of 8.2 years and average attributable gold production of 368,000 ounces per year. Given the positive results returned to date, we will continue the exploration of Essakane’s extensive 1,300 kilometre land package and see the potential to extend its mine life in the future.
Opportunities
Commissioning of the carbon fines incinerator at site in 2016
Implementation of a small solar power plant, similar to that of Rosebel, which could assist in reducing energy costs and supplementing the nearby community’s power supply
Continuing to drill higher grade, softer rock targets within the vicinity of the mill
In 2015, Essakane celebrated its second year of record production.

Rosebel
Suriname
Located in South America, Rosebel has produced over 3 million ounces of gold in 12 years.
At Rosebel mine, 2015 was a year focused on operating efficiency and productivity improvements – one of which was the progression towards a 10% reduction in our employee base. Despite an 11-day work stoppage, mining of lower grade ore, and a decreasing proportion of soft rock, Rosebel achieved attributable gold production of 287,000 ounces. With mill throughput expected to decline in 2016, this year is centered on increasing mill capacity for the processing of hard rock. A number of cost-free initiatives, such as changing grinding media size and the configuration of mill liners, along with the low-cost installation of a secondary crusher, are being implemented in an effort to aid this transition.
The revised life-of-mine plan for Rosebel, completed in December 2015, demonstrates a mine life of 6.6 years and average attributable gold production of 316,000 ounces per year. Further exploration could provide Rosebel the opportunity to replenish its reserves in the future.
At Rosebel, 2015 was a year focused on operating efficiency and productivity improvements.
Opportunities
Installation of a secondary crusher, to be commissioned at the end of 2016, which will aid in mitigating the impact of the higher proportion of hard rock being processed
Potential to acquire a nearby property, or additional properties, with oxide potential
Implementing additional cost-saving initiatives in an effort to continue to reduce Rosebel’s all-in sustaining costs
Continuing to drill higher grade, softer rock targets in the vicinity of the Rosebel operation and on the Sarafina Option property

Westwood
Canada
Westwood, located in the Abitibi region of Quebec, is IAMGOLD’s only underground mine and has an average resource grade of 10 grams of gold per tonne.
Looking forward to a minimum 20-year mine life, our Westwood mine remains a promising, low-cost, high-grade producer in an extremely desirable jurisdiction. The mine commenced production in the first quarter of 2013 and began commercial production in July 2014. It was in the early stages of its ramp-up when an unusual seismic event occurred. Though no one was harmed, the incident left the area of operation - which is an area accounting for only 6%-7% of Westwood’s resources - in a rehabilitative state for much of the year.
Due to the production interruption, Westwood only produced 60,000 ounces in 2015. Unit costs were significantly higher as well due to the low level of production. Subsequent to the production interruption, we completed a thorough review to investigate the cause of the seismic event and to develop a plan going forward.
This review process was conducted with the support and advice of a number of external and internal consultants who worked to collect data, identify possible root causes and develop a full remediation plan. The peer review that was conducted as part of the overarching review process concluded that the event could not have been anticipated. Throughout the review, mining activity outside of the affected zone was undertaken at a moderate pace and many mining employees were diverted from stoping activities to development activities which also contributed to production being lower in 2015.
Based on the revised life-of-mine plan, 2016 efforts will be focused on underground development to expand the number of mining areas and on remedial work in the zone affected by the seismic event. Throughout 2016, the mill will operate on a reduced schedule due to the low level

Westwood remains a promising, low-cost, high-grade producer in an extremely desirable jurisdiction.
of mining, with ramp-up to full capacity over the next four years. We expect to complete approximately 22 kilometres of lateral development and 2 kilometres of vertical development in 2016.
Despite its challenges, IAMGOLD remains confident about the potential of the Westwood mine. Having recently announced the revised life-of-mine plan, the team is working to advance the ramp-up at this operation to its full capacity. With annual production expected to average more than 200,000 ounces by 2019 and all-in sustaining costs declining significantly after 2018, Westwood is poised to become our lowest-cost producing gold mine in coming years.
Opportunities
Optimization of the mine design
Conversion of the inferred resource to reserves through continued exploration, along with the potential to define additional zones and explore other types of ore zones on lower levels
Revisions to the capital program, including shaft deepening
Continuous improvement projects with emphasis on technology, automation, new mining methods and vertical development alternatives

WHOLLY OWNED PROJECTS

While exploration spending was down 30% from the previous year due to continued initiatives to reduce spending and project prioritization, IAMGOLD’s exploration team continued to successfully advance several key projects in its growth pipeline:

Boto – Senegal

In 2015, we completed approximately 14,400 metres of diamond drilling as part of a 50 x 50 metre infill program, principally on the Malikoundi deposit. All drilling results were incorporated into a revised geological model to support an updated resource estimate. Effective December 31, 2015, the Boto Gold project hosts an indicated resource of 27.7 million tonnes averaging 1.8 g/t Au for 1.56 million ounces, and the inferred resource is 2.9 million tonnes averaging 1.3 g/t Au for 125,000 ounces. Throughout the year, various technical and environmental studies were carried out to advance the economic evaluation of the project.

Pitangui – Brazil

In 2015, just over 12,800 metres of diamond drilling were completed as part of the ongoing resource delineation drilling program initiated in 2014 on the newly discovered São Sebastião deposit. Drilling was also started to begin testing various electromagnetic (“EM”) anomalies identified on the property from the airborne EM survey completed in 2014. The EM anomalies bear similarities to the EM anomaly observed at the São Sebastião deposit and represent priority exploration targets. During the fourth quarter of 2015, all drilling results were incorporated into an updated geological model to support an updated resource estimate. Effective December 31, 2015, reported mineral resources at the São Sebastião deposit comprised an inferred resource of 4.3 million tonnes grading 5.0 g/t Au for 679,000 contained ounces.

JOINT VENTURES

MONSTER LAKE, CANADA

Partner: Option agreement with Toma Gold Corporation. The Project: Located 50 kilometres southwest of Chibougamau, Quebec. Highlights: During 2015, over 11,700 metres of drilling were completed, targeting the Megane-325 zone as well as priority target areas identified from the summer field programs. Assay results, which included 1.5 metres at 18.80 g/t Au and 10.7 metres at 3.64 g/t Au, are being validated and assessed and will be used to guide future exploration programs.

EASTERN BOROSI, NICARAGUA

Partner: Option agreement with Calibre Mining Corporation. The Project: Located in the Golden Triangle of northeast Nicaragua. Highlights: During 2015, just over 5,900 metres of drilling were completed to drill test selected gold-silver vein systems. Assay results included 5.37 metres grading 2.99 g/t Au and 31.60 g/t Ag, 19.16 metres grading 1.11 g/t Au and 223.40 g/t Ag, 9.44 metres grading 0.69 g/t Au and 488.60 g/t Ag and 4.58 metres grading 7.84 g/t Au and 6.00 g/t Ag. The results of the 2015 program will be compiled and assessed to aid in the planning of the 2016 exploration program.

DIAKHA – SIRIBAYA, MALI

Partner: 50:50 joint venture with Merrex Gold Incorporated. The Project: Located in Mali. Highlights: In 2015 we completed an 18,500 metre drill program on the newly discovered Diakha prospect. The results were incorporated to support the estimation of an NI 43-101 compliant mineral resource. Total resources estimated for the Siribaya project include indicated resources of 2.1 million tonnes grading 1.90 g/t Au for 129,000 contained ounces, and inferred resources of 19.8 million tonnes grading 1.71 g/t Au for 1.09 million contained ounces. Of the inferred resources, Diakha hosts 14.8 million tonnes grading 1.81 g/t Au for 863,000 contained ounces. The deposit remains open in all directions and further exploration is planned to continue to expand and upgrade the resource.

2 0 1 5  M I N E R A L  R E S E R V E S  A N D  R E S O U R C E S

Mineral resources (“resources”) and mineral reserves (“reserves”) have been estimated as at December 31, 2015 pursuant to Canadian securities regulatory requirements, specifically the requirements of National Instrument 43-101 and the definitions of resources and reserves incorporated therein. Consistent with National Instrument 43-101, resources are divided into “inferred,” “indicated” and “measured” based on the level of geological confidence in the mineralization, and reserves are divided into “probable” and “proven” upon at least a pre-feasibility study having been undertaken on the indicated and measured resources. Measured and indicated resources are inclusive of proven and probable reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability and are not guaranteed to have economic viability. Inferred resources are too speculative geologically to have any economic considerations applied to them that would allow a translation into reserves.

Cautionary Notes to U.S. Investors

The united States Securities and Exchange Commission (“SEC”) limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in the Annual Report, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F filed with the SEC.

G O L D  M I N E R A L  R E S E R V E S

100% Basis Reserves	PROVEN			PROBABLE

As at December 31, 2015	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)

Rosebel[1]	58,949	1.0	1,972	11,273	1.0	379
Essakane[1]	–	–	–	96,463	1.1	3,414
Westwood[2]	744	7.5	180	1,718	7.6	418
Sadiola[3]	–	–	–	69,795	1.9	4,357
Côté Gold	–	–	–	–	–	–
Boto	–	–	–	–	–	–
Pitangui	–	–	–	–	–	–

Total proven reserves				59,693	1.1	2,152
Total probable reserves				179,249	1.5	8,568

Total proven and probable reserves				238,942	1.4	10,720

Attributable Reserves	PROVEN			PROBABLE

As at December 31, 2015	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)

Rosebel[1] (95%)	56,002	1.0	1,873	10,709	1.0	360
Essakane[1] (90%)	–	–	–	86,817	1.1	3,073
Westwood[2] (100%)	744	7.5	180	1,718	7.6	418
Sadiola[3] (41%)	–	–	–	28,616	1.9	1,786
Côté Gold (92.5%)	–	–	–	–	–	–
Boto (100%)	–	–	–	–	–	–
Pitangui (100%)	–	–	–	–	–	–

Total proven reserves				56,746	1.1	2,053
Total probable reserves				127,860	1.4	5,637

Total proven and probable reserves				184,606	1.3	7,690

2 0 1 5  M I N E R A L  R E S E R V E S  A N D  R E S O U R C E S  ( C O N T I N U E D )

G O L D  M I N E R A L  R E S O U R C E S

(inclusive of mineral reserves)

100% Basis Resources	MEASURED			INDICATED			INFERRED

As at December 31, 2015	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)

Rosebel[1]	136,502	1.0	4,262	63,140	1.0	2,056	22,481	0.9	635
Essakane[1]	–	–	–	137,753	1.1	5,024	18,548	1.1	637
Westwood[2]	466	12.7	190	1,450	11.8	549	7,546	11.3	2,747
Sadiola[3]	1,462	1.7	79	118,881	1.8	6,908	15,524	1.8	911
Côté Gold[4]	–	–	–	289,183	0.9	8,354	66,894	0.6	1,174
Boto[4]	–	–	–	27,670	1.8	1,563	2,922	1.3	125
Diakha-Siribaya[4]	–	–	–	2,102	1.9	129	19,816	1.7	1,092
Pitangui[4]	–	–	–	–	–	–	4,252	5.0	679

Total measured resources							138,430	1.0	4,531
Total indicated resources							640,178	1.2	24,582
Total measured and indicated resources[5,6]							778,608	1.2	29,113
Total inferred resources							157,983	1.6	8,000

Attributable Resources	MEASURED			INDICATED			INFERRED

As at December 31, 2015	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)

Rosebel[1] (95%)	129,677	1.0	4,049	59,983	1.0	1,953	21,357	0.9	603
Essakane[1] (90%)	–	–	–	123,978	1.1	4,522	16,693	1.1	573
Westwood[2] (100%)	466	12.7	190	1,450	11.8	549	7,546	11.3	2,747
Sadiola[3] (41%)	599	1.7	32	48,741	1.8	2,832	6,365	1.8	374
Côté Gold[4] (92.5%)	–	–	–	267,494	0.9	7,727	61,877	0.6	1,086
Boto[4] (100%)	–	–	–	27,670	1.8	1,563	2,922	1.3	125
Diakha-Siribaya[4] (50%)	–	–	–	1,051	1.9	64	9,908	1.7	546
Pitangui[4] (100%)	–	–	–	–	–	–	4,252	5.0	679

Total measured resources							130,742	1.0	4,271
Total indicated resources							530,367	1.1	19,211
Total measured and indicated resources[5,6]							661,109	1.1	23,482
Total inferred resources							130,920	1.6	6,733

[1]   Rosebel and Essakane mineral reserves have been estimated as of December 31, 2015 using a $1,200/oz. gold price and mineral resources have been estimated as of  December 31, 2015 using a $1,500/oz. gold price and have been estimated in accordance with NI 43-101.

[2]   Westwood mineral reserves have been estimated as of December 31, 2015 using a $1,200/oz. gold price and mineral resources have been estimated as of December 31,  2015 using a 6.0 g/t Au cut-off over a minimum width of 2 metres and have been estimated in accordance with NI 43-101.

[3]   Mineral reserves at Sadiola have been estimated as of December 31, 2015 using an average $1,190/oz. gold price and mineral resources have been estimated as of  December 31, 2015 using a $1,400/oz. gold price and have been estimated in accordance with JORC code.

[4]   Côté Gold, Boto, Diakha-Siribaya and Pitangui mineral resources have been estimated as of December 31, 2015 using a $1,500/oz. gold price and have been estimated in  accordance with NI 43-101.

[5]   In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to  have a reasonable prospect of economic extraction.

[6]   Measured and indicated gold resources are inclusive of proven and probable reserves.

SHAREHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario M5J 2Y1
T: 416 263 9200
TF: 1 800 564 6253
www.computershare.com
service@computershare.com

AUDITORS

KPMG LLP

SHARES LISTED

Toronto Stock Exchange:
Symbol: IMG

New York Stock Exchange:
Symbol: IAG

COMPANY FILINGS

www.sedar.com
www.sec.gov

SHARES ISSUED

At December 31, 2015
Total outstanding: 393.4 million

INVESTOR INQUIRIES

Bob Tait
Vice President,
Investor Relations
T: 416 360 4743

Laura Young
Director,
Investor Relations
T: 416 933 4952

Shae Frosst
Coordinator,
Investor Relations
T: 416 933 4738
E: info@iamgold.com

WEBSITE

www.iamgold.com

IAMGOLD's 2015 Financial Review is provided under a separate cover.

DIRECTORS AND OFFICERS

DIRECTORS

Donald K. Charter[2,3]
Chairman, IAMGOLD Corporation
Toronto, Ontario

John E. Caldwell[1,3]
Corporate Director
Toronto, Ontario

W. Robert Dengler[3,4]
Corporate Director
Aurora, Ontario

Richard Hall[1,4]
Corporate Director
Silverthorne, Colorado, U.S.

Mahendra Naik[1,2]
Chief Financial Officer,
Fundeco Inc.
Markham, Ontario

Timothy R. Snider[2,4]
Corporate Director
Tucson, Arizona, U.S.

Sybil E. Veenman
Corporate Director
Toronto, Ontario

[1] Member of the Audit and Finance Committee

[2] Member of the Human Resources and Compensation Committee

[3] Member of the Nominating and Corporate Governance Committee

[4] Member of the Safety, Environment and Reserves Committee

OFFICERS

Stephen J.J. Letwin
President and
Chief Executive Officer

Benjamin Little
Senior Vice President,
Corporate Affairs, HSS & People

Craig MacDougall
Senior Vice President,
Exploration

Timothy Bradburn
Associate General Counsel
and Corporate Secretary

FORWARD-LOOKING STATEMENTS

SHAREHOLDER INFORMATION
TRANSFER AGENT AND REGISTRAR
INVESTOR INQUIRIES Bob Tait
Computershare Trust Company Vice President, of Canada Investor Relations 100 University Avenue T: 416 360 4743 9th Floor, North Tower
Laura Young
Toronto, Ontario M5J 2Y1
Director, T: 416 263 9200
Investor Relations TF: 1 800 564 6253 T: 416 933 4952 www.computershare.com service@computershare.com Shae Frosst Coordinator, Investor Relations
AUDITORS
T: 416 933 4738 KPMG LLP E: info@iamgold.com
SHARES LISTED WEBSITE
Toronto Stock Exchange: www.iamgold.com Symbol: IMG IAMGOLD’s 2015
New York Stock Exchange: Financial Review is Symbol: IAG provided under a separate cover.
COMPANY FILINGS www.sedar.com www.sec.gov
SHARES ISSUED
At December 31, 2015 Total outstanding: 393.4 million
DIRECTORS AND OFFICERS
DIRECTORS OFFICERS
Donald K. Charter2,3 Stephen J.J. Letwin
Chairman, IAMGOLD Corporation President and
Toronto, Ontario Chief Executive Officer
Stephen J.J. Letwin P. Gordon Stothart
President and Executive Vice President
Chief Executive Officer and Chief Operating Officer
Toronto, Ontario
Carol T. Banducci John E. Caldwell1,3 Executive Vice President
Corporate Director and Chief Financial Officer
Toronto, Ontario
Benjamin Little W. Robert Dengler3,4 Senior Vice President,
Corporate Director Corporate Affairs, HSS & People Aurora, Ontario
Craig MacDougall Richard Hall1,4 Senior Vice President, Corporate Director Exploration Silverthorne, Colorado, U.S.
Jeffery A. Snow Mahendra Naik1,2 General Counsel and
Chief Financial Officer, Senior Vice President,
Fundeco Inc. Business Development Markham, Ontario
Timothy Bradburn Timothy R. Snider2,4 Associate General Counsel Corporate Director and Corporate Secretary Tucson, Arizona, U.S.
Sybil E. Veenman
Corporate Director Toronto, Ontario
1 Member of the Audit and Finance Committee
2 Member of the Human Resources and Compensation Committee
3 Member of the Nominating and Corporate Governance Committee
4 Member of the Safety, Environment and Reserves Committee
FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

CORPORATE OFFICE

IAMGOLD Corporation

REGIONAL OFFICE

IAMGOLD Corporation

www.iamgold.com

IAMGOLD
CORPORATION

Westwood
Monster Lake
Côté Gold
Eastern Borosi
Yatela
Sadiola
Boto Gold
Essakane
Siribaya
Rosebel
Pitangui
Gold Mines
Advanced Exploration
Development Projects

CORPORATE OFFICE
IAMGOLD Corporation
401 Bay Street, Suite 3200 P.O. Box 153 Toronto, Ontario M5H 2Y4 Canada T: 416 360 4710 TF: 1 888 464 9999 F: 416 360 4750
REGIONAL OFFICE
IAMGOLD Corporation
1111, rue Saint-Charles Ouest Tour Est, bureau 750 Longueuil, Quebec J4K 5G4 Canada T: 450 677 0040 TF: 1 866 677 0040 F: 450 677 3382 www.iamgold.com
Westwood G Monster Lake Cote Gold
Yatela
Eastern Borosi Boto Gold G Sadiola
G G Essakane
Siribaya
G Rosebel
Pitangui
G Gold Mines
Advanced Exploration
Development Projects

2015 FINANCIAL REVIEW

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated February 17, 2016, should be read in conjunction with IAMGOLD’s audited consolidated financial statements and related notes for December 31, 2015 thereto which appear elsewhere in this report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “2015 Summary”, “Outlook” and “Annual Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, “budget”, “forecast”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “wish”, “schedule”, “suggest”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.

HIGHLIGHTS

•	Cash and cash equivalents, restricted cash and gold bullion (at market value) of $691.3 million at December 31, 2015.

•

Achieved record production at Essakane during 2015, up 51,000 ounces from the prior year and reduced all-in sustaining costs by $50 per ounce sold from the prior year. In April 2015, an updated resource estimate was announced for the Falagountou deposit at Essakane, with indicated resources increasing by 84% and the average grade by 10%, contributing to a 6% increase in Essakane’s estimated indicated resources to 5.0 million ounces.

•

Total cash costs[2] for 2015 were within guidance at $835 per ounce produced, down from $848 per ounce in 2014. Total cash costs[2] for 2015 would have been $20 per ounce lower, excluding the impact of realized hedge and non-hedge derivative losses ($55 per ounce), partially offset by the normalization of costs following the production interruption at Westwood ($35 per ounce).

•

Total cash costs[2] for the fourth quarter 2015 were $825 per ounce produced, up from $788 per ounce in the same prior year period. Total cash costs[2] for the fourth quarter 2015 would have been $19 per ounce lower, excluding the impact of realized hedge and non-hedge derivative losses ($58 per ounce), partially offset by the normalization of costs following the production interruption at Westwood ($39 per ounce).

•

All-in sustaining costs[2] for 2015 were within guidance at $1,118 per ounce sold, up from $1,101 per ounce in 2014. All-in sustaining costs[2] would have been $61 per ounce lower, excluding the impact of realized hedge and non-hedge derivative losses ($63 per ounce) and the purchase of assets held under finance leases at Rosebel ($33 per ounce), partially offset by normalization of costs following the production interruption at Westwood ($35 per ounce).

[1]

Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Rosebel, Essakane, Westwood, Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

•

All-in sustaining costs[1] for the fourth quarter 2015 were $1,202 per ounce sold, up from $1,021 per ounce in the same prior year period. All-in sustaining costs[1] would have been $146 per ounce lower, excluding the impact of the purchase of assets held under finance leases at Rosebel ($123 per ounce) and realized hedge and non-hedge derivative losses ($59 per ounce), partially offset by normalization of costs following the production interruption at Westwood ($36 per ounce).

•

The Company reported an after-tax impairment charge of $580.0 million relating to the Côté Gold project and the Westwood mine. For impairment testing purposes, the Company used a gold price assumption of $1,100 per ounce for 2016 and a long-term gold price assumption of $1,200 per ounce. In 2014, the Company used $1,250 per ounce for 2015 and $1,300 per ounce long-term. Refer to the Financial condition section of this MD&A for further information on impairments.

•

Attributable gold production, inclusive of joint venture operations, for 2015 was within guidance at 806,000 ounces, down 38,000 ounces compared to the prior year. Attributable gold production, inclusive of joint venture operations, for the fourth quarter 2015 was 199,000 ounces, down 42,000 ounces compared to the same prior year period.

•	Westwood, Rosebel and Essakane announced updated life-of-mine plans on January 19, 2016.

•	Westwood made significant progress on development and rehabilitation activities following the seismic event in May 2015.

•	The Company continues to focus on cost reduction, including the reduction of Rosebel’s employee base by approximately 10%.

•	The Company continues to report positive results from its exploration and development program, including at the Pitangui project in Brazil, and the Boto project in Senegal.

•

On February 1, 2016, the Company entered into a four-year $250 million facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. The Company’s existing credit facility was terminated on the same day.

•	Capital expenditures for 2015 were within guidance at $243.6 million, down 13% from capital expenditures on gold assets in 2014.

•	During 2015, the Company issued flow-through shares for net proceeds of $43.0 million.

•	In March 2015, the Company completed the sale of its Diavik royalty asset for total proceeds of $56.8 million, resulting in an after-tax gain of $43.5 million.

•	In January 2015, the Company completed the sale of Niobec for gross cash consideration of $504.1 million, resulting in an after-tax gain of $39.0 million.

2015 SUMMARY

FINANCIAL

•

Cash and cash equivalents, restricted cash and gold bullion (at market value) were $691.3 million at December 31, 2015, up $370.3 million from December 31, 2014. The increase was mainly due to net proceeds from the sale of Niobec ($491.2 million), draw-down on the credit facility ($70.0 million), cash proceeds from the sale of the Diavik royalty asset ($52.5 million), proceeds from the issuance of flow-through shares ($43.0 million) and cash generated from operating activities ($26.0 million), partially offset by spending on Property, plant and equipment and Exploration and evaluation assets ($200.7 million), interest paid ($45.4 million), purchase of assets held under finance leases ($28.3 million), decrease in the market value of gold bullion ($19.2 million) and purchase of long-term debt ($11.5 million).

•

Revenues from continuing operations for 2015 were $917.0 million, down $90.9 million or 9% from the prior year. The decrease was primarily the result of a lower realized gold price ($78.8 million), lower sales volume at Rosebel ($59.8 million), the closure of Mouska in 2014 ($21.0 million), lower royalties following the sale of the Diavik royalty asset ($8.2 million), partially offset by higher gold sales at Essakane ($76.9 million). Revenues from continuing operations for the fourth quarter 2015 were $238.2 million, down $34.3 million or 13% from the same prior year period mainly due to lower sales volume and lower realized gold prices.

•

Cost of sales from continuing operations for 2015 was $971.6 million, up $78.7 million or 9% from the prior year. The increase was the result of higher depreciation expense ($55.9 million) and higher operating costs ($28.9 million), partially offset by lower royalties due to a lower realized gold price ($6.1 million). Operating costs were higher primarily as a result of the commencement of commercial production at Westwood in the third quarter of 2014 and the write-down of inventories, partially offset by lower fuel prices, a stronger U.S. dollar relative to the Euro and the Canadian dollar, and lower costs of consumables.

•

Cost of sales from continuing operations for the fourth quarter 2015 was $283.5 million, up $44 million or 18% from the same prior year period. The increase was the result of higher depreciation expense ($6.9 million) and higher operating costs ($37.8 million), partially offset by lower royalties due to a lower realized gold price ($0.7 million). Operating costs were higher primarily as a result of higher sales volume at Essakane and the write-down of inventories, partially offset by lower fuel prices, a stronger U.S. dollar relative to the Euro and the Canadian dollar, lower costs of consumables and lower sales as a result of the production interruption at Westwood.

•

Depreciation expense from continuing operations for 2015 was $260.9 million, up $55.9 million or 27% from the prior year. The increase was primarily the result of a full year of straight-line depreciation at Westwood compared to six months in 2014, higher production at Essakane and higher amortization of capitalized waste stripping. Depreciation expense for the fourth quarter 2015 was $63.9 million, up $6.9 million or 12% from the same prior year period primarily due to higher amortization of capitalized waste stripping.

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Rosebel, Essakane, Westwood, Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

•

Income tax expense for the year was $11.5 million, which was comprised of a current income tax expense of $30.4 million and a non-cash deferred tax recovery of $18.9 million. With losses from consolidated continuing operations prior to income taxes for the year, it would have been reasonable to expect an income tax benefit rather than an income tax expense. However, the Company has not recognized a tax benefit on losses generated by certain entities within the consolidated group given their recent history of losses which resulted in the criteria for the recognition of tax benefits not being met. This resulted in a lower non-cash deferred tax recovery being realized in the period than otherwise anticipated.

The impairment charge against the Westwood Mine recognized during the year resulted in a non-cash deferred tax recovery of $29.1 million for Quebec Mining Tax purposes. However, this was partially offset by the net non-cash deferred tax expense of $10.2 million which related primarily to the strengthening of the U.S. dollar which reduced the tax basis of mining assets in foreign jurisdictions.

•

Net loss from continuing operations attributable to equity holders for 2015 was $797.1 million or $2.04 per share, up $527.6 million or $1.32 per share from the prior year. The increase in loss was mainly due to lower revenues and higher cost of sales, as discussed above, and pre-tax impairment charges on Property, plant and equipment and Exploration and evaluation assets ($621.3 million). This was partially offset by lower income tax expense ($106.4 million), lower changes in estimates of asset retirement obligations for closed sites ($45.1 million), gain on the sale of the Diavik royalty asset ($43.5 million), higher share of net earnings from investments in associates and joint ventures ($35.9 million) and lower exploration expense ($12.0 million). Net loss from continuing operations attributable to equity holders for the fourth quarter 2015 was $675.9 million, up $527.2 million or 355% for the same prior year period. This increase in loss was mainly due to the reasons noted above.

•

Net earnings for Niobec were presented separately as Net earnings from discontinued operations, net of income taxes in the Consolidated statements of earnings. Comparative periods have been adjusted accordingly. Net earnings from discontinued operations for 2015 were $41.8 million including the gain on the sale of $39.0 million, down $20.9 million from the prior year due to the sale of Niobec in the first quarter 2015.

•

Net cash from operating activities including discontinued operations for 2015 was $26.0 million, down $286.2 million or 92% from the prior year. The decrease was mainly due to lower earnings from operations ($160.8 million), higher net settlement of derivatives including the early termination of derivative contracts ($122.2 million) and lower payables ($28.3 million), partially offset by lower income tax paid ($27.1 million).

•

Net cash from operating activities before changes in working capital[1] including discontinued operations for 2015 was $67.2 million ($0.17 per share1), down $250.1 million ($0.67 per share1) or 79% from the prior year. Net cash used in operating activities before changes in working capital[1] including discontinued operations for the fourth quarter 2015 was $68.1 million ($0.17 per share1), up $161.8 million ($0.42 per share1) or 173% from the same prior year period. Included in Net cash from (used in) operating activities before changes in working capital[1] including discontinued operations in the fourth quarter and year ended 2015 was the early termination of derivative contracts of $72.5 million.

•

Adjusted net loss including discontinued operations attributable to equity holders[1] for 2015 was $167.2 million ($0.43 per share1), down from adjusted net earnings of $32.8 million ($0.08 per share1) for the prior year. Adjusted net loss including discontinued operations attributable to equity holders[1] for the fourth quarter 2015 was $62.8 million ($0.16 per share1), down from adjusted net earnings of $10.2 million ($0.03 per share1) for the prior year.

OPERATIONS

•	Regarding health and safety, the frequency of all types of serious injuries (measured as the DART rate2) for 2015 was 0.67, in-line with the Company’s target of 0.69 and 2014’s performance of 0.66.

•

Attributable gold production, inclusive of joint venture operations, for 2015 was 806,000 ounces, down 38,000 ounces from the prior year. The decrease was due to lower grades at Rosebel (38,000 ounces), lower production at Westwood following the production interruption in May 2015 (20,000 ounces), lower grades at Sadiola (15,000 ounces), closure of Mouska (12,000 ounces) and closure of Yatela (4,000 ounces), partially offset by record high production at Essakane (51,000 ounces) driven by higher grades. Attributable production, inclusive of joint venture operations, for the fourth quarter 2015, was down 42,000 ounces or 17% from the same prior year period mainly due to the reasons noted above, in addition to a work stoppage at Rosebel in December 2015.

•

Attributable gold sales, inclusive of joint venture operations, for 2015 were 808,000 ounces, which was higher than attributable gold production of 806,000 ounces primarily due to the draw-down of gold doré inventory at Westwood.

•

Total cash costs[1,3] for 2015 were $835 per ounce produced, down 2% from the prior year. The decrease was mainly due to higher production at Essakane, lower fuel prices, a stronger U.S. dollar relative to the Euro and the Canadian dollar, partially offset by higher realized hedge and non-hedge derivative losses, lower grades at Rosebel and Sadiola, and lower production at Westwood. Total cash costs[1] for the fourth quarter 2015 were $825 per ounce produced, up 5% from the same prior year period, mainly due to lower production at Rosebel, partially offset by lower fuel prices and consumable costs, a stronger U.S. dollar and higher production at Essakane. Included in Total cash costs[1,3] in the fourth quarter and year ended 2015 were realized hedge and non-hedge derivative losses relating to 2015 of $58 and $55 per ounce produced (December 31, 2014 - $nil), respectively, as well as reductions of $39 and $35 per ounce produced to normalize costs following the production interruption at Westwood.

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Rosebel, Essakane, Westwood, Mouska, Sadiola and Yatela on an attributable basis.
[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.
[3]	Total cash costs excludes Westwood pre-commercial production for the year ended December 31, 2014 of 10,000 ounces.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

•

All-in sustaining costs[1] for 2015 were $1,118 per ounce sold, up 2% from the prior year primarily due to lower sales and higher sustaining capital, including the purchase of assets held under finance leases at Rosebel ($33 per ounce sold). All-in-sustaining costs[1] for the fourth quarter 2015 were $1,202 per ounce sold, up 18% from the same prior year period primarily due to higher cash costs and an increase in sustaining capital, including the purchase of assets held under finance leases at Rosebel ($123 per ounce sold). Included in All-in sustaining costs[1] in the fourth quarter and year ended 2015 were realized hedge and non-hedge derivative losses relating to 2015 of $59 and $63 per ounce sold (December 31, 2014 - $nil), respectively, as well as reductions of $36 and $35 per ounce sold to normalize costs following the production interruption at Westwood.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position ($ millions)	December 31, 2015	December 31, 2014
Cash and cash equivalents, and restricted cash	$548.0	$158.5
Gold bullion
at market value	$143.3	$162.5
at cost	$97.4	$96.9
Total assets	$3,251.4	$4,222.8
Long-term debt	$628.1	$641.7
Available credit facility	$430.0	$500.0

	Three months ended December 31,		Years ended December 31,
Financial Results ($ millions, except where noted)	2015	2014	2015	2014
Continuing Operations
Revenues	$238.2	$272.5	$917.0	$1,007.9
Cost of sales	$283.5	$239.5	$971.6	$892.9
Earnings (loss) from operations[1]	$(45.3)	$33.0	$(54.6)	$115.0

Net loss including discontinued operations attributable to equity holders of IAMGOLD	$(675.9)	$(122.0)	$(755.3)	$(206.8)
Net loss including discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$(1.73)	$(0.32)	$(1.93)	$(0.55)

Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD[1]	$(62.8)	$10.2	$(167.2)	$32.8
Adjusted net earnings (loss) including discontinued operations per share ($/share)[1]	$(0.16)	$0.03	$(0.43)	$0.08

Net cash from (used in) operating activities including discontinued operations[2]	$(45.5)	$72.0	$26.0	$312.2
Net cash from (used in) operating activities before changes in working capital including discontinued operations[1,2]	$(68.1)	$93.7	$67.2	$317.3
Net cash from (used in) operating activities before changes in working capital including discontinued operations ($/share)[1]	$(0.17)	$0.25	$0.17	$0.84

Net earnings from discontinued operations attributable to equity holders of IAMGOLD	$—	$26.7	$41.8	$62.7
Net earnings from discontinued operations attributable to equity holders of IAMGOLD ($/share)	$—	$0.07	$0.11	$0.17

Key Operating Statistics
Gold sales – attributable (000s oz)	219	234	808	835
Gold production – attributable[3] (000s oz)	199	241	806	834

Average realized gold price[1] ($/oz)	$1,101	$1,201	$1,158	$1,259
Total cash costs[1,3] ($/oz)	$825	$788	$835	$848
Gold margin[1] ($/oz)	$276	$413	$323	$411

All-in sustaining costs[1] ($/oz)	$1,202	$1,021	$1,118	$1,101

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[2]	Includes the impact of the early termination of derivative contracts in the fourth quarter and year ended 2015 of $72.5 million.
[3]	Attributable gold production and Total cash costs exclude Westwood pre-commercial production for the year ended December 31, 2014 of 10,000 ounces.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

RESERVES AND RESOURCES

Effective at December 31, 2015, the Company reduced its gold price per ounce assumption for estimating mineral reserves by $100, as compared to 2014, to $1,200 in line with current industry trends and business practices.

IAMGOLD’s Share	2015	2014
Gold (000s attributable oz contained)
Total proven and probable mineral reserves	7,690	8,608
Total measured and indicated mineral resources[1,2]	23,482	21,412
Total inferred resources	6,733	7,018

[1]	Measured and indicated gold resources are inclusive of proven and probable reserves.
[2]

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations, but are deemed to have a reasonable prospect of economic extraction.

Assumptions used to determine reserves and resources are as follows:

	2015		2014
Weighted average gold price used for attributable:
Gold reserves ($/oz)	1,198	[1]	1,263	[3]
Gold measured and indicated resources ($/oz)	1,478	[2]	1,510	[4]

Foreign exchange rate (C$/US$)	1.15		1.10

[1]	Mineral reserves have been estimated at December 31, 2015 using a gold price of $1,200 per ounce for Rosebel, Westwood and Essakane and $1,190 per ounce for Sadiola.
[2]

Mineral resources have been estimated at December 31, 2015, using a gold price of $1,500 per ounce for Côté Gold project, Boto project, Pitangui project, Essakane and Rosebel and $1,400 per ounce for Sadiola. A cut-off of 6.0 g/t Au over a minimum thickness of 2 metres was used for Westwood.

[3]	Mineral reserves have been estimated at December 31, 2014 using a gold price of $1,300 per ounce for Rosebel, Westwood and Essakane and $1,100 per ounce for Sadiola.
[4]

Mineral resources have been estimated at December 31, 2014, using a gold price of $1,500 per ounce for Côté Gold project, Boto project, Pitangui project, Essakane, and Rosebel, and $1,600 per ounce for Sadiola. A cut-off of 6.0 g/t Au over a minimum thickness of 2 metres was used for Westwood.

Total attributable proven and probable gold reserves decreased by 11% from 8.6 million ounces of gold at the end of 2014 to 7.7 million ounces at the end of 2015. The decrease of 918,000 ounces was primarily due to depletion as the Company’s attributable gold production for 2015 was 806,000 ounces. Other significant factors that contributed to the revised reserve estimation include:

•	The positive impact of changes in the economic parameters at Essakane (337,000 ounces),

•	A lower gold price assumption for reserves at the Company’s owned and operated mines of $1,200 per ounce at December 31, 2015 compared to $1,300 at December 31, 2014 (294,000 ounces),

•	At Westwood, the conversion of 213,000 ounces of resources to reserves, offset by a refinement of the reserve model that resulted from additional infill drilling and modeling, and

•

At Sadiola, the Company’s joint venture in Mali, the conversion of 211,000 ounces of resources to reserves, as well as an increase in the gold price assumption to $1,190 per ounce at December 31, 2015 compared to $1,100 at December 31, 2014.

Total attributable measured and indicated gold resources (inclusive of reserves) increased at all sites and overall by 10% or 2.1 million ounces to 23.5 million ounces of gold at the end of 2015. There was no change in the $1,500 per ounce gold price assumption for resources at the Company’s owned and operated mines. The key contributors included:

•	At Rosebel, a positive change in the economic parameters,

•	At Essakane, cost improvements that qualified more ounces for inclusion in the resource model and the discovery of more ounces at the Falagountou deposit,

•	At both the Côté Gold and Boto Gold projects, additional drilling and modeling identified more indicated resources, and

•	At Sadiola, a positive change in the economic parameters partially offset by the lower gold price assumption for resources of $1,400 per ounce in 2015 compared to $1,600 in the prior year.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

OUTLOOK

IAMGOLD Full Year Attributable Guidance[3]	2016
Rosebel (000s oz)	285 - 295
Essakane (000s oz)	365 - 375
Westwood (000s oz)	50 - 60

Total owner-operated production (000s oz)	700 - 730
Joint ventures (000s oz)	70

Total attributable production (000s oz)	770 - 800

Total cash costs[1] - owner-operator ($/oz)	$775 - $815
Total cash costs[1,2] ($/oz)	$775 - $815

All-in sustaining costs[1] - owner-operator ($/oz)	$1,000 - $1,100
All-in sustaining costs[1,2] ($/oz)	$1,000 - $1,100

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
[2]	Consists of Rosebel, Essakane, Westwood, Sadiola and Yatela on an attributable basis.
[3]

The outlook is based on 2015 fourth quarter assumptions with an average realized gold price of $1,150 per ounce, Canadian $/U.S.$ exchange rate of 1.25, U.S.$/ € exchange rate of 1.10 and average crude oil price of $63 per barrel.

GOLD PRODUCTION AND CASH COSTS

The Company expects 2016 attributable gold production to be in the range of 770,000 to 800,000 ounces. In 2016, the focus at Westwood will be on underground development to expand the number of mining areas and on remedial work related to last year’s production interruption. Westwood’s production for 2016 is expected to be between 50,000 and 60,000 ounces. Throughout 2016, the mill will operate on a reduced schedule due to the low level of mining, with a ramp-up to full capacity over the next four years. At Rosebel, production is expected to be slightly higher than in 2015 as higher grades are partially offset by lower throughput as the mill processes harder ore. The expected decrease in production at Essakane reflects a decrease in grades, partially offset by higher throughput. The joint ventures are expected to produce 70,000 ounces. There will be some quarterly variation in production, with Rosebel and Essakane expected to be higher in the second half of the year.

Total cash costs1 for 2016 are expected to be in the range of $775 to $815 per ounce and total all-in sustaining costs1 are expected to be in the range of $1,000 to $1,100 per ounce. The Company is expecting to sustain cost reductions achieved in 2015 and will continue to focus on a number of additional cost reduction initiatives. The guidance also considers the impact of the Company’s assumptions related to oil prices and foreign exchange as outlined in the previous table. However, the growing proportion of harder ore at Rosebel and Essakane is expected to exert greater demand on crushing and grinding capacity, which in turn increases energy consumption and the use of reagents, blasting and grinding media.

ROSEBEL

The Company expects mining activity and ore mined in 2016 to decrease relative to 2015 as a result of mine sequencing. In an effort to optimize mining capacity and reduce costs, the Company plans to reduce cycle times through enhanced dispatching and road optimization, decrease costs by increasing mine bench heights and to continue to improve grade control and reduce dilution through the use of reverse-circulation drilling. Mill throughput in 2016 is expected to decrease relative to 2015 as the proportion of hard rock milled continues to increase. The decrease in throughput will be offset by grade improvements and Rosebel expects attributable production in 2016 to be in the range of 285,000 to 295,000 ounces. To manage the increasing proportion of hard rock, Rosebel plans to increase capacity for processing hard rock through a number of initiatives such as changing the configuration of mill liners, changing grinding media size and the continued use of engineered stockpiles. In addition, Rosebel also plans to reduce costs through optimization of the elution, gravity and acid wash circuits and the carbon-in-leach configuration. In 2016, the site will install a permanent secondary crusher which, when commissioned at the end of 2016, will aid in mitigating the impact of a higher proportion of hard rock being processed in future years.

ESSAKANE

The Company expects another strong year at Essakane and anticipates attributable production in 2016 in the range of 365,000 to 375,000 ounces. Mining tonnage is expected to be higher with a full year of mining at Falagountou. Building on operational enhancement initiatives in 2015, Essakane will continue to optimize production, lower unit costs and increase mine and mill efficiencies at higher proportions of hard rock. The site will undertake initiatives to decrease explosives consumption, install an intensive leach reactor for the gravity circuit, investigate oxygen injection to the carbon-in-leach tanks to improve gold recovery, automate cyanide injection to enhance circuit stability and continue to look for opportunities to decrease fuel consumption and increase power plant efficiencies. The site will also commission a carbon fines incinerator at site which coincides with the Company’s working capital initiatives.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

WESTWOOD

The Company expects production at Westwood in 2016 to be in the range of 50,000 to 60,000 ounces. Following the production interruption in 2015 and based on the revised life-of-mine plan, 2016 efforts will be focused on underground development to expand the number of mining areas, remedial work in the affected zones and development activities providing access to production blocks for future years. Throughout 2016, the mill will operate on a reduced schedule due to the low level of mining, with ramp-up to full capacity over the next four years. The Company plans to undertake approximately 22 km of lateral development and 2 km of vertical development in 2016. Cost improvement initiatives are focused on improving development productivity.

DEPRECIATION EXPENSE

Depreciation expense is expected to increase in 2016 relative to 2015 as a result of lower reserves and higher amortization of capitalized waste stripping at Rosebel, and the timing of capital additions partially offset by higher reserves at Essakane. Depreciation expense is expected to be in the range of $260 to $270 million.

INCOME TAXES

The Company expects to pay cash taxes in the range of $15 million to $20 million in 2016. In addition, adjustments to deferred tax assets and/or liabilities may also be recorded during the year.

CAPITAL EXPENDITURES OUTLOOK1

The Company is budgeting capital expenditures of $250 million ± 10% in 2016 as set out below.

($ millions)	Sustaining	Development/ Expansion (Non-sustaining)	Total
Owner-operator
Rosebel	$50	$15	$65
Essakane	85	—	85
Westwood	15	65	80

	150	80	230
Corporate and development projects	—	10	10

Total owner-operator	150	90	240
Joint venture - Sadiola	5	5	10

Total (±10%)	$155	$95	$250

[1]	Capitalized borrowing costs are not included. The Company expects capitalized borrowing costs to be in the range of $20 to $25 million in 2016.

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Monetary policy divergence continues to be a dominant theme affecting markets across all asset classes. The U.S. Federal Reserve embarked on a tightening path in late 2015 while other major economies such as China, Canada, countries in Europe, and Japan are all expected to adopt a much looser monetary stance through 2016. These monetary policy dynamics may have an indirect impact on gold prices, interest rates and exchange rates. Market events and conditions may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures and project planning.

In 2015 gold traded between $1,046 and $1,308 per ounce. The price trend for gold was generally weak as investors weighed in on the prospects of the U.S. Federal Reserve continuing to raise interest rates in 2016. Though geopolitical developments and heightened uncertainties in 2015 periodically boosted the price of gold, prices did not stay firm for long. Market participants also believe that the U.S. economy will continue to outperform and the U.S. dollar to stay firm. These expectations will influence the price of gold. A strong U.S. dollar usually dims the prospects of gold.

The market price of gold is a significant driver of the Company’s financial performance. In 2015, the Company sold gold at an average price of $1,158 per ounce, just below the average market price of $1,160 per ounce. Gold has been falling steadily from its 2015 peak of $1,308. As a result, the Company continues to reassess the economics of its capital investments.

	Years ended December 31,
	2015	2014
Average market gold price ($/oz)	$1,160	$1,266
Average realized gold price[1] ($/oz)	$1,158	$1,259
Closing market gold price ($/oz)	$1,060	$1,206

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

CURRENCY AND OIL PRICE

The U.S. dollar is the Company’s functional currency. The Company’s revenue is denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar, the Euro, and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.

The U.S. dollar continued to rally against the Canadian dollar in 2015, from an already sharp move made in the second half of 2014. The U.S. dollar strength was attributed to expectation of continued U.S. Federal Reserve rate hikes and cuts to interest rates by the Bank of Canada. In addition, Canada’s current account trend is deteriorating. Weak oil prices are a contributing factor. Petroleum exports accounted for about 19% of all Canadian exports and Canada is the world’s sixth largest oil producer. Continued weakness in oil will, therefore, have a dampening effect on the health of the economy and the Canadian dollar’s prospects. The European Central Bank is still at the early stages of its quantitative easing program. This has the same effect as an accommodating monetary policy. Though the Euro has not depreciated as much as the Canadian dollar has against the U.S. dollar, its economic performance also suggests that the outlook for the Euro is not favourable.

In 2015, the average exchange rates for the Canadian dollar and the Euro to the U.S. dollar were C$1.2790 and $1.1102, respectively. The Company is forecasting exposures of approximately C$300 million and €275 million for 2016. These exposures relate to operational and capital expenditures in Canada and West Africa. The Company’s hedging strategy is designed to reduce the exchange rate volatility of these currencies. Refer to Financial condition - Market Risks section for more information.

In 2015, the average price of West Texas Intermediate (“WTI”) crude oil was $48.76 per barrel. Oversupply kept prices at depressed levels. The International Energy Agency (“IEA”) forecast supply of oil to be 97 mb/d (million barrels per day) in 2016. Demand is estimated to be 96 mb/d. At the current pace of disequilibrium, this works out to be 36 billion barrels a year. It is more likely that the pressure of supply is going to be stronger than the pressure of demand. Market participants are not expecting a sharp turnaround in oil prices in the near term.

The Company expects its fuel consumption for 2016 to be the equivalent of approximately 1.2 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is to mitigate the price volatility of oil. Refer to Financial condition - market risk section for more information.

	Years ended December 31,
	2015	2014
Average rates
Canadian$ / U.S.$	1.2790	1.1044
U.S.$ / €	1.1102	1.3284

Closing rates
Canadian$ / U.S.$	1.3839	1.1601
U.S.$ / €	1.0862	1.2101
Average Brent price ($/barrel)	$54	$99
Closing Brent price ($/barrel)	$37	$57
Average WTI price ($/barrel)	$49	$93
Closing WTI price ($/barrel)	$37	$53

SENSITIVITY IMPACT

The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2016 production levels:

	Change of	Annualized impact on Total Cash Costs[1] by $/oz	Annualized impact on All-in Sustaining Costs[1] by $/oz
Gold price[2]	$100/oz	$5/oz	$5/oz
Oil price	$10/barrel	$14/oz	$15/oz
Canadian$ / U.S.$	$0.10	$7/oz	$13/oz
U.S.$ / €	$0.10	$18/oz	$21/oz

[1]

This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs, consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

[2]	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

ANNUAL UPDATES

OPERATIONS

The table below presents the gold production attributable to the Company, the total cash costs1 per ounce produced and all-in sustaining costs1 per ounce sold.

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)
Three months ended December 31,	2015	2014	2015	2014	2015	2014
Continuing operations
Owner-operator
Rosebel (95%)	70	94	$812	$678	$1,420	$916
Essakane (90%)	98	89	802	828	1,024	955
Westwood (100%)	13	35	995	845	1,265	1,119

	181	218	820	766	1,218	1,001

Joint ventures
Sadiola (41%)	16	20	866	931	1,010	1,100
Yatela (40%)	2	3	998	1,532	1,386	1,954

	18	23	877	995	1,043	1,199

Total operations	199	241	$825	$788	$1,202	$1,021

Cash costs, excluding royalties			771	738
Royalties			54	50

Total cash costs[1]			$825	$788

All-in sustaining costs[1]					$1,202	$1,021

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Rosebel, Essakane, Westwood, Mouska, Sadiola and Yatela on an attributable basis.

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)
Years ended December 31,	2015	2014	2015	2014	2015	2014
Continuing operations
Owner-operator
Rosebel (95%)	287	325	$849	$804	$1,165	$1,045
Essakane (90%)	383	332	808	852	1,010	1,060
Westwood (100%)[3]	60	82	1,001	768	1,292	955

	730	739	840	822	1,145	1,090

Joint ventures
Sadiola (41%)	69	84	769	985	839	1,083
Yatela (40%)	7	11	974	1,590	1,104	1,929

	76	95	787	1,055	862	1,182

Total commercial operations	806	834	$835	$848	$1,118	$1,101

Westwood (100%)	—	10	—	—	—	—

Total operations	806	844	$835	$848	$1,118	$1,101

Cash costs, excluding royalties			784	790
Royalties			51	58

Total cash costs[1,2]			$835	$848

All-in sustaining costs[1]					$1,118	$1,101

[1]

This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

[2]	The total cash costs computation does not include Westwood pre-commercial production for the year ended December 31, 2014 of 10,000 ounces.
[3]	Amounts for 2014 include the Mouska mine, which was closed in the third quarter 2014.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

	Attributable Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
	Three months ended December 31,		Years ended December 31,		Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014	2015	2014	2015	2014
Owner-operator	199	210	732	739	$1,100	$1,201	$1,158	$1,258
Joint ventures	20	24	76	96	1,112	1,197	1,165	1,263

	219	234	808	835	$1,101	$1,201	$1,158	$1,259

[1]	Includes Rosebel and Essakane at 95% and 90%, respectively.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

CAPITAL EXPENDITURES1

	Three months ended		Years ended
Continuing operations	December 31,		December 31,
($ millions)	2015	2014	2015	2014
Sustaining
Rosebel[2,3,7]	$39.1	$11.5	$82.6	$58.9
Essakane[2,4]	17.7	9.9	60.4	54.6
Westwood	1.2	8.9	17.6	16.6

Total gold segments	58.0	30.3	160.6	130.1
Corporate and other	0.2	—	0.6	1.8

Total capital expenditures	58.2	30.3	161.2	131.9
Joint ventures[6]	3.0	2.3	4.8	4.1

	$61.2	$32.6	$166.0	$136.0

Development/Expansion (Non-sustaining)
Rosebel	$1.6	$6.3	$4.8	$20.7
Essakane	0.7	—	6.3	32.7
Westwood[5]	18.5	9.6	54.5	73.9

Total gold segments	20.8	15.9	65.6	127.3
Corporate and other	2.5	—	2.5	—
Côté Gold	0.6	2.7	5.2	10.9

Total capital expenditures	23.9	18.6	73.3	138.2
Joint ventures	1.4	1.5	4.3	6.8

	$25.3	$20.1	$77.6	$145.0

Total
Rosebel	$40.7	$17.8	$87.4	$79.6
Essakane	18.4	9.9	66.7	87.3
Westwood	19.7	18.5	72.1	90.5

Total gold segments	78.8	46.2	226.2	257.4
Corporate and other	2.7	—	3.1	1.8
Côté Gold	0.6	2.7	5.2	10.9

Total capital expenditures	82.1	48.9	234.5	270.1
Joint ventures	4.4	3.8	9.1	10.9

	$86.5	$52.7	$243.6	$281.0

[1]

Capital expenditures include cash expenditures for Property, plant and equipment, Exploration and evaluation assets, finance lease payments and are net of proceeds from sale and leaseback arrangements.

[2]

On an attributable basis, Rosebel (95%) and Essakane (90%) sustaining capital expenditures for the fourth quarter 2015 were $37.2 million and $16.0 million, respectively, and for the year ended December 31, 2015 were $78.5 million and $54.4 million, respectively.

[3]	Includes capitalized stripping at Rosebel for the fourth quarter and year ended December 31, 2015 of $0.3 million and $13.1 million, respectively.
[4]	Includes capitalized stripping at Essakane for the fourth quarter and year ended December 31, 2015 of $4.8 million and $20.6 million, respectively.
[5]	Excludes inventory and stockpile capitalized costs prior to commercial production.
[6]	Attributable capital expenditures of Sadiola (41%) and Yatela (40%).
[7]	Includes the impact of purchase of assets held under finance leases at Rosebel for the fourth quarter and year ended December 31, 2015 of $28.3 million.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended		Years ended
	December 31,		December 31,
	2015	2014	2015	2014
Mine operating statistics
Ore mined (000s t)	3,933	4,112	14,080	13,851
Waste mined (000s t)	10,980	11,896	49,432	49,215
Total material mined (000s t)	14,913	16,008	63,512	63,066
Strip ratio[1]	2.8	2.9	3.5	3.6
Ore milled (000s t)	2,993	3,341	12,291	13,050
Head grade (g/t)	0.79	0.96	0.80	0.86
Recovery (%)	95	96	95	95
Gold production - (000s oz)	73	99	302	342
Attributable gold production - 95% (000s oz)	70	94	287	325
Gold sales - (000s oz)	74	96	301	349

Performance measures
Average realized gold price[2] ($/oz)	$1,102	$1,200	$1,163	$1,256
All-in sustaining costs[2] ($/oz)	$1,420	$916	$1,165	$1,045
Cash costs[2] excluding royalties ($/oz)	$752	$613	$785	$732
Royalties ($/oz)	$60	$65	$64	$72
Total cash costs[2] ($/oz)	$812	$678	$849	$804

[1]	Strip ratio is calculated as waste mined divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

Gold production for the fourth quarter and year ended 2015 was 26% and 12% lower than the same prior year periods due to lower mill throughput and lower grades. Mill throughput during the quarter was impacted by an 11 day work stoppage in December. In addition, the quarter and the year were also lower as a result of the decreased proportion of soft rock. Gold grades for the quarter and the year were 18% and 7% lower than the same prior year periods as a result of pit sequencing.

Total cash costs per ounce produced were $812 and $849 in the fourth quarter and the year ended 2015, respectively. The increase of 20% and 6% compared to the same prior year periods was due to lower production, higher realized hedge and non-hedge derivative losses relating to 2015, partially offset by lower fuel prices.

All-in sustaining costs per ounce sold were $1,420 and $1,165 in the fourth quarter and year ended 2015, respectively. The increase of 55% and 11% compared to the same prior year periods was primarily due to the purchase of assets held under finance leases and higher realized hedge and non-hedge derivative losses relating to 2015, partially offset by lower fuel prices during the fourth quarter 2015. Excluding the impact of lease extinguishment ($382 and $94 per ounce sold for the fourth quarter and year ended 2015) and the realized hedge and non-hedge derivative losses relating to 2015 ($58 and $46 per ounce sold for the fourth quarter and year ended 2015), all-in sustaining costs were $980 and $1,025 per ounce sold for the fourth quarter and year ended 2015, respectively.

During 2015, sustaining capital expenditures of $82.6 million included purchases of assets held under finance leases of $28.3 million, capital spares of $13.8 million, mine equipment of $13.3 million, capitalized stripping costs of $13.1 million, pit infrastructure development of $3.3 million, resource development of $2.2 million, and various other sustaining capital expenditures of $8.6 million. Non-sustaining capital expenditures of $4.8 million were primarily related to the expansion of the tailings facility and a tailings pump upgrade. During the fourth quarter 2015, sustaining capital expenditures of $39.1 million included purchases of assets held under finance leases of $28.3 million, capital spares of $5.1 million, mine equipment of $2.5 million, and various other sustaining capital expenditures of $3.2 million. Non-sustaining capital expenditures of $1.6 million were primarily related to the expansion of the tailings facility and a tailings pump upgrade.

Outlook

Rosebel’s attributable production in 2016 is expected to be between 285,000 and 295,000 ounces which is similar to 2015 production. Capital expenditures are expected to be approximately $65 million, comprised of $50 million of sustaining and $15 million of non-sustaining capital. Sustaining capital of $50 million includes capital spares ($21 million), capitalized stripping ($14 million), mill equipment ($4 million), tailings dam raise ($4 million), pit infrastructure development ($3 million) and other sustaining capital ($4 million). Non-sustaining capital of $15 million is mainly for a secondary crusher installation ($14 million).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended		Years ended
	December 31,		December 31,
	2015	2014	2015	2014
Mine operating statistics
Ore mined (000s t)	3,007	2,955	11,519	12,580
Waste mined (000s t)	9,613	9,129	37,368	34,118
Total material mined (000s t)	12,620	12,084	48,887	46,698
Strip ratio[1]	3.2	3.1	3.2	2.7
Ore milled (000s t)	3,132	2,596	11,716	11,897
Head grade (g/t)	1.18	1.28	1.24	1.08
Recovery (%)	93	92	92	91
Gold production - (000s oz)	109	99	426	369
Attributable gold production - 90% (000s oz)	98	89	383	332
Gold sales - (000s oz)	133	98	424	363

Performance measures
Average realized gold price[2] ($/oz)	$1,101	$1,200	$1,149	$1,261
All-in sustaining costs[2] ($/oz)	$1,024	$955	$1,010	$1,060
Cash costs[2] excluding royalties ($/oz)	$748	$781	$762	$799
Royalties ($/oz)	$54	$47	$46	$53
Total cash costs[2] ($/oz)	$802	$828	$808	$852

[1]	Strip ratio is calculated as waste mined divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

Gold production for the fourth quarter 2015 was 10% higher than the same prior year period due to higher mill throughput partially offset by lower grades. Mill throughput was higher than the same prior year period as the proportion of soft rock milled increased to 20% in the current quarter compared to 18% in the same prior year period. Essakane had a record production year in 2015 as the expanded mill continued to be optimized and processed higher grade hard ore at improved recoveries.

Total cash costs per ounce produced in the fourth quarter and year ended 2015 were 3% and 5% lower compared to the same prior year periods, respectively, due to record high production combined with lower fuel prices and a stronger U.S. dollar relative to the Euro, partially offset by the impact of higher realized hedge and non-hedge derivative losses relating to 2015.

All-in sustaining costs per ounce sold during the fourth quarter were 7% higher compared to the same prior year period primarily due to higher sustaining capital expenditures, the impact of higher realized hedge and non-hedge derivative losses relating to 2015, partially offset by the increase in gold sales, lower fuel prices and a stronger U.S. dollar relative to the Euro. All-in sustaining costs per ounce sold for the year 2015 were 5% lower than the prior year due to higher gold sales combined with lower fuel prices and a stronger U.S. dollar relative to the Euro, partially offset by higher realized hedge and non-hedge derivative losses relating to 2015 and higher sustaining capital expenditures.

During 2015, sustaining capital expenditures of $60.4 million included capitalized stripping costs of $20.6 million, capital spares of $11.3 million, mine equipment of $10.2 million, resource development of $4.4 million, development costs related to the Falagountou Pit of $3.1 million, power generator overhaul of $2.5 million, capitalized realized hedge and non-hedge derivative losses of $1.5 million and various other sustaining capital expenditures of $6.8 million. Non-sustaining capital expenditures of $6.3 million were primarily related to the river diversion and village relocation project. During the fourth quarter 2015, sustaining capital expenditures of $17.7 million included capitalized stripping costs of $4.8 million, capital spares of $4.8 million, mine equipment of $3.1 million, resource development of $1.3 million and various other sustaining capital expenditures of $3.7 million. Non-sustaining capital expenditures of $0.7 million were primarily related to the river diversion and village relocation project.

Outlook

Essakane’s attributable production in 2016 is expected to be between 365,000 and 375,000 ounces which is marginally lower than 2015 production due to expected lower grades. Capital expenditures are expected to be approximately $85 million, consisting of sustaining capital only which includes capitalized stripping ($43 million), capital spares ($12 million), mobile equipment ($9 million), mill equipment and maintenance ($7 million), tailings liners ($5 million), resource development ($2 million) and other sustaining capital ($7 million).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Canada – Westwood Mine (IAMGOLD interest – 100%)

Summarized Results

	Three months ended		Years ended
	December 31,		December 31,
	2015	2014	2015	2014
Mine operating statistics
Ore mined (000s t)	69	132	295	327
Ore milled (000s t)	147	140	375	328
Head grade (g/t)	3.11	8.12	5.26	7.98
Recovery (%)	91	96	95	95
Pre-commercial gold production - (000s oz)	—	—	—	10
Pre-commercial gold sales - (000s oz)	—	—	—	11
Commercial gold production - (000s oz)	13	35	60	70
Commercial gold sales - (000s oz)	10	31	65	65

Performance measures
Average realized gold price[1] ($/oz)	$1,063	1,206	$1,190	1,237
All-in sustaining costs[1] ($/oz)	$1,265	1,119	$1,292	1,031
Total cash costs[1] ($/oz)	$995	845	$1,001	822

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

Gold production for the fourth quarter and year ended 2015 was 13,000 and 60,000 ounces, respectively, compared to 35,000 and 70,000 ounces in the same prior year periods. Production was lower than the prior year as a result of the production interruption in May 2015 following the seismic event. Subsequent to the production interruption, the Company carried out a thorough review to investigate the cause of the seismic event, and to develop the plan forward. During this review, mining activity outside of the affected zone was undertaken at a moderate pace until an understanding of the original event was improved which further contributed to lower production in 2015 compared to the same prior year periods. Many mining employees were diverted from stoping activities to development activities.

Total cash costs per ounce produced and all-in sustaining costs per ounce sold for the fourth quarter were $995 and $1,265, respectively. For the year ended 2015, total cash costs per ounce produced and all-in sustaining costs per ounce sold were $1,001 and $1,292, respectively. In accordance with International Financial Reporting Standards, the Company reduced the costs attributed to inventory for the fourth quarter and year ended 2015 by $7.8 million and $28.2 million, respectively, to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production. The Company has made a similar adjustment to total cash costs for the fourth quarter and year ended 2015 which were reduced by $586 and $471 per ounce produced, and all-in sustaining costs were reduced by $826 and $436 per ounce sold, respectively.

During 2015, sustaining capital expenditures of $17.6 million included capitalized development of $10.8 million, underground equipment of $4.4 million, and resource development drilling of $2.4 million. Non-sustaining capital expenditures of $54.5 million included expansion/ramp-up development of $53.3 million and mobile equipment of $1.2 million. During the fourth quarter 2015, sustaining capital expenditures of $1.2 million included capitalized development of $0.4 million, underground equipment of $0.4 million and resource development of $0.4 million. Non-sustaining capital expenditures of $18.5 million included expansion/ramp-up development of $18.3 million and mobile equipment of $0.2 million.

The Company expects to continue normalizing all-in sustaining costs for Westwood in 2016 on a similar basis as in 2015.

Outlook

Westwood’s gold production is expected to be between 50,000 to 60,000 ounces in 2016. Capital expenditures are expected to be approximately $80 million, consisting of $15 million in sustaining and $65 million in non-sustaining capital. Sustaining capital of $15 million includes capitalized development ($8 million), underground equipment ($4 million) and development drilling ($3 million). Non-sustaining capital of $65 million includes expansion/ramp-up development ($60 million) and mobile and underground equipment ($5 million).

Canada - Mouska mine

There was no production from Mouska during 2015 as mining and milling operations ceased in 2014 when the mine reached its end-of-life. During 2014, Mouska produced 12,000 ounces and sold 16,000 ounces.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results 41% Basis

	Three months ended December 31,		Years ended December 31,
	2015	2014	2015	2014
Mine operating statistics
Total material mined (000s t)	1,810	1,082	6,389	5,044
Ore milled (000s t)	561	564	2,075	2,061
Head grade (g/t)	0.96	1.25	1.10	1.32
Recovery (%)	93	93	94	93
Attributable gold production - (000s oz)	16	20	69	84
Attributable gold sales - (000s oz)	18	21	69	85

Performance measures
Average realized gold price[1] ($/oz)	$1,112	$1,197	$1,165	$1,263
All-in sustaining costs[1] ($/oz)	$1,010	$1,100	$839	$1,083
Total cash costs[1] ($/oz)	$866	$931	$769	$985

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

Attributable gold production for the fourth quarter and year ended 2015 of 16,000 and 69,000 ounces, respectively, was 20% and 18% lower compared to the same prior year periods due to lower grades.

Total cash costs per ounce produced for the fourth quarter and year ended 2015 were 7% and 22% lower, respectively, compared to the same prior year periods mainly due to lower fuel and consumable prices and favorable foreign exchange rates.

All-in sustaining costs per ounce sold in the fourth quarter and year ended 2015 were 8% and 23% lower, respectively, compared to the same prior year periods primarily due to lower cash costs, partially offset by higher sustaining capital.

Following positive results from the reverse circulation drilling program testing, the Company increased the year-end reserves and resources estimate for Sadiola. The current assessment indicates an extension of the mining and milling of oxides into early 2018. The Company continues to update the feasibility study on the sulphide expansion project and with its partner, AngloGold Ashanti, to look at options to extend the life of the mine.

Mali – Yatela Mine (IAMGOLD interest – 40%)

The Yatela mine produced and sold 2,000 ounces in the fourth quarter 2015, consistent with the same prior year period. During the year ended 2015 the mine produced and sold 7,000 ounces, compared to 11,000 in 2014. Stacking activity ceased in 2014 and closure activities continue. Mining gold production continues from rinsing of the leach pads.

EXPLORATION

The Company was active at brownfield and greenfield exploration projects in eight countries located in West Africa and the Americas.

In 2015, expenditures for exploration and project studies totaled $48.5 million, of which $30.7 million was expensed and $17.8 million was capitalized. The decrease of $20.4 million in total exploration expenditures reflects continued expenditure reduction initiatives and re-prioritizing of planned expenditures compared to the prior year. Drilling activities on active projects and mine sites totaled approximately 240,500 metres for the year.

	Three months ended December 31,		Years ended December 31,
($ millions)	2015	2014	2015	2014
Exploration projects - greenfield	$6.3	$11.9	$23.1	$34.6
Exploration projects - brownfield[1]	4.6	4.5	17.2	22.0

	10.9	16.4	40.3	56.6
Feasibility and other studies	1.4	3.4	8.2	12.3

	$12.3	$19.8	$48.5	$68.9

[1]

Exploration projects - brownfield for 2015 and 2014 exclude expenditures related to joint ventures of $0.3 million and $0.9 million, respectively, and includes near-mine exploration and resource development of $9.4 million and $14.7 million, respectively.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

OUTLOOK - 2016

In 2016, planned program spending will total $47 million, comprised of brownfield and the greenfield exploration programs and ongoing project studies. Brownfield programs will focus on the discovery and delineation of soft oxide resources at Rosebel and Essakane, and resource conversion at Westwood. Greenfield programs will continue to delineate resource ounces at advanced exploration projects at Boto in Senegal, Siribaya in Mali and Pitangui in Brazil as well as focusing on the discovery of new ounces at other select projects. Ongoing project studies totaling $13 million will focus on the Côté Gold project in Ontario, the Boto Gold project in Senegal and on the Pitangui project in Brazil.

The Exploration 2016 outlook of $34.0 million, excluding project studies, is lower by $6.3 million compared to the 2015 full year exploration due to overall reduced program spending. The 2016 resource development and exploration program includes approximately 170,000 to 190,000 metres of reverse circulation and diamond drilling.

($ millions)	Capitalized[2]	Expensed	Total
Exploration projects - greenfield	$—	$18	$18
Exploration projects - brownfield[1]	8	8	16

	8	26	34
Feasibility and other studies	10	3	13

	$18	$29	$47

[1]	Exploration projects - brownfield include planned near-mine exploration and resource development of $8.0 million.
[2]	The capitalized portion of the 2016 planned spending of $18 million is included in the Company’s capital spending guidance of $250 million ± 10%.

CÔTÉ GOLD PROJECT, CANADA

During the first quarter 2014 an internal study was completed recommending a budget of $25.1 million which was approved by the Board of the Company to perform a feasibility study, and which is anticipated to be completed in 2017.

The Company continued to advance the feasibility study by conducting permitting activities and technical studies during the year. Study and permitting related expenditures in 2015 totaled $5.6 million.

The Company wishes to confirm that mineral reserves have not yet been declared for the Côté Gold project.

During the year, work continued with the integration of assay and logging data from the nearly 5,200 metres of delineation diamond drilling completed earlier in 2015 as well as from the re-logging program of historical drill holes. The additional information was used to complete a data geostatistical study and finalize parameters to support an updated resource estimate. As at December 31, 2015, reported resources include indicated resources of 289.2 million tonnes grading 0.9 g/t Au for 8.4 million contained ounces and inferred resources of 66.9 million tonnes grading 0.6 g/t Au for 1.2 million contained ounces.

Regional exploration activities continued throughout the year to develop and assess exploration targets within the 516 square kilometre property surrounding the Côté Gold deposit in advance of a planned drilling campaign. In the fourth quarter 2015, approximately 12,850 metres of diamond drilling was completed on prioritized targets. The results will be validated and compiled as they are received to guide future exploration.

The Company completed a review of the Côté Gold project in the fourth quarter 2015 and determined that the carrying amount of the asset was unlikely to be recovered in full from successful development or by sale. The Company has taken a $400.0 million impairment charge against the asset. Given the current and foreseeable economic environment, the Company has no definitive plans to develop the project at this time. The Company will, however, continue to seek ways to de-risk and to increase the value of the project through the advancement of the feasibility study and through completion of the ongoing environmental assessments. Additional technical studies and ongoing regional exploration will further maximize the Company’s flexibility with respect to any future development decisions.

BROWNFIELD EXPLORATION PROJECTS

The Company’s mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during 2015 at the Rosebel, Essakane and Westwood operations.

Rosebel, Suriname

During the year, nearly 29,000 metres of reverse circulation and diamond drilling were completed on the Rosebel mine lease and surrounding mineral concessions, including approximately 19,100 metres of exploration, 6,400 metres of resource development, and 3,500 metres of condemnation. In the fourth quarter, drilling activities totaled nearly 10,600 metres largely directed at resource development and evaluating exploration targets. The results will be validated and assessed as they are received and will be used to guide future exploration drilling programs and incorporated into updated resource models where applicable.

The near mine and regional exploration programs continue to focus on evaluating potential resource expansions and exploration targets in the vicinity of operations and on the Sarafina Option property to support the ongoing strategic objective to discover and outline additional mineral resources within softer, near surface saprolite and transition rocks.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Essakane, Burkina Faso

On April 23, 2015, the Company announced an updated NI 43-101 compliant resource estimate for the Falagountou deposit located approximately 8 kilometres south east of the Essakane main pit. The updated resource estimate incorporates assay results from an additional 165 reverse circulation and diamond infill drill holes totaling 15,065 metres, which were completed since the reported December 31, 2014 resource and reserve estimate. The indicated resource at Falagountou increased by 84% from 333,000 contained ounces to 613,000 contained ounces and the average grade increased by 10% from 1.38 to 1.52 g/t Au. These resources have been consolidated as part of the updated year end reserve and resource statement for the Essakane operation.

In 2015, in excess of 46,800 metres of reverse circulation and diamond drilling were completed on the mine lease and surrounding exploration concessions, including approximately 11,400 metres of drilling completed in the fourth quarter focused on resource development and expansion in areas immediately north and south of the main Essakane pit, as well as infill drilling at Falagountou. The results received to date are considered encouraging.

On the surrounding exploration concessions, the results of geological mapping, geochemical sampling and drilling programs completed during the year are being compiled and assessed and will be used to guide future exploration. To date, several priority targets have been identified for further work.

Westwood, Canada

In the fourth quarter 2015, underground excavation totaled just over 1,700 metres of lateral and vertical development for a total of 18,367 metres for the year. In addition, approximately 19,000 metres of underground resource development diamond drilling and nearly 500 metres of service holes were drilled during the quarter for a total of nearly 79,300 metres drilled for the year. The diamond drill program continues to focus on infill drilling to upgrade existing inferred mineral resources to the indicated mineral category and ongoing definition drilling on ore zones scheduled to be mined.

GREENFIELD EXPLORATION PROJECTS

In addition to the mine site and brownfield exploration programs described above, the Company conducted active drilling programs on a number of early to advanced stage greenfield exploration projects throughout 2015. Highlights include:

Boto, Senegal

In 2015, the Company completed approximately 14,400 metres of diamond drilling as part of a 50 by 50 metre infill program, principally on the Malikoundi deposit. All drilling results were incorporated into a revised geological model to support an updated resource estimate. Effective December 31, 2015, the Boto Gold project hosts an indicated resource of 27.7 million tonnes averaging 1.8 g/t Au for 1.56 million ounces and an inferred resource of 2.9 million tonnes averaging 1.3 g/t Au for 125,000 ounces (refer to news release dated February 17, 2016).

During the fourth quarter, the Company continued with various technical and environmental studies to advance the economic evaluation of the project.

Siribaya Joint Venture, Mali

The Siribaya exploration project in Mali is operated by IAMGOLD under a 50:50 joint venture with Merrex Gold Inc. (“Merrex”). During the year, the Company completed just over 18,500 metres of reverse circulation and diamond drilling as part of a delineation drilling program on the newly discovered Diakha prospect. During the fourth quarter, all results were incorporated into a geological model to support the estimation of an NI 43-101 compliant mineral resource commissioned for the project. Effective December 31, 2015, total resources estimated for the Siribaya project include indicated resources of 2.1 million tonnes grading 1.90 g/t Au for 129,000 contained ounces; and inferred resources of 19.8 million tonnes grading 1.71 g/t Au for 1.09 million contained ounces. Of the inferred resources, the newly discovered Diakha deposit hosts 14.8 million tonnes grading 1.81 g/t Au for 863,000 contained ounces, accounting for 75% of the total tonnage and 79% of the contained gold within the total inferred resources at Siribaya (see news release dated February 9, 2016). Preliminary metallurgical test work has confirmed that favourable recoveries exceeding 90% can be expected with conventional mineral processing.

The Diakha deposit remains open in all directions and further exploration is planned in 2016 to continue to expand and upgrade the resource.

Pitangui, Brazil

In 2015, just over 12,800 metres of diamond drilling was completed as part of the ongoing resource delineation drilling program initiated in 2014 on the newly discovered São Sebastião deposit. Drilling was also started to begin testing various electromagnetic (“EM”) anomalies identified on the property from the airborne EM survey completed in 2014. These EM anomalies bear similarities to the EM anomaly observed at the São Sebastião deposit and represent priority exploration targets.

During the fourth quarter, all drilling results were incorporated into an updated geological model to support an updated resource estimate. Effective December 31, 2015, reported mineral resources at the São Sebastião deposit comprised an inferred resource of 4.3 million tonnes grading 5.0 g/t Au for 679,000 contained ounces (see news release February 17, 2016).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Monster Lake, Canada

The Monster Lake project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. On October 30, 2015, the Company and TomaGold amended the option agreement to allow the Company to earn an immediate undivided 50% interest in the property for a cash payment of C$3.2 million, and to have an additional option to earn a further 25% undivided interest, for a total 75% undivided interest in the project, should it spend a further C$10.0 million on the project within a seven year period, beginning January 1, 2015. Should a development decision be made by the joint venture, or should the joint venture declare commercial production, TomaGold would be entitled to a further C$1.0 million payment.

During the year, just over 11,700 metres of diamond drilling was completed, including 3,000 metres completed in the fourth quarter, targeting the Megane-325 zone as well as priority target areas identified from the summer field programs. The drill results will be validated and assessed as they are received to guide future exploration programs.

Eastern Borosi Joint Venture, Nicaragua

The 176 square kilometre Eastern Borosi project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). Signed on May 26, 2014, the Company may earn up to a 70% interest in the project by completing scheduled cash payments and exploration work expenditures totaling $10.9 million over six years.

During 2015, just over 5,900 metres of diamond drilling was completed to drill test selected gold-silver vein systems. Encouraging assay results were reported by Calibre throughout the year from a number of vein systems tested, including: 5.37 metres grading 2.99 g/t Au and 31.60 g/t Ag from drill hole BL15-015, 19.16 metres grading 1.11 g/t Au and 223.40 g/t Ag from drill hole BL15-017, 9.44 metres grading 0.69 g/t Au and 488.60 g/t Ag from drill hole BL15-018 and 4.58 metres grading 7.84 g/t Au and 6.00 g/t Ag from drill hole BL15-023 (refer to Calibre news releases dated July 20, 2015).

The results of the 2015 program are being compiled and assessed to aid in the planning of the 2016 exploration program.

QUARTERLY FINANCIAL REVIEW

	2015				2014
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues from continuing operations	$238.2	$207.6	$226.5	$244.7	$272.5	$286.7	$231.4	$217.3
Net loss from continuing operations[1,2]	$(677.5)	$(84.9)	$(20.3)	$(12.6)	$(147.8)	$(79.3)	$(21.4)	$(13.1)
Net earnings from discontinued operations	$—	$1.2	$—	$40.6	$26.7	$12.0	$6.2	$17.8

Net earnings (loss)	$(677.5)	$(83.7)	$(20.3)	$28.0	$(121.1)	$(67.3)	$(15.2)	$4.7

Net earnings (loss) attributable to equity holders of IAMGOLD	$(675.9)	$(83.8)	$(19.7)	$24.1	$(122.0)	$(72.5)	$(16.0)	$3.7

Basic and diluted earnings (loss) attributable to equity holders of IAMGOLD per share ($/share)	$(1.73)	$(0.21)	$(0.05)	$0.06	$(0.32)	$(0.19)	$(0.04)	$0.01

[1]	In the fourth quarter 2015, Net loss from continuing operations included after-tax impairment charges of $580.0 million.
[2]

In the fourth quarter 2014, Net loss from continuing operations included an increase of $39.6 million in the asset retirement provision at closed sites and unrealized losses of $49.1 million on non-hedge derivatives.

FINANCIAL CONDITION

IMPAIRMENT

The carrying amounts of the Company’s non-current assets, including Property, plant and equipment, and Exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of potential impairment.

In the fourth quarter 2015, the Company identified the following indications of impairment relating to the assets below:

•

Property, plant and equipment - the carrying amount of the Company’s net assets exceeded its market capitalization which, together with the annual update to the Company’s life of mine (“LOM”) plans and mineral reserves and resources and a $100 per ounce decline in the Company’s long-term gold price assumption, represents an indication of impairment.

•

Exploration and evaluation assets - sufficient data existed to indicate that the carrying amount of the Côté gold project was unlikely to be recovered in full from successful development of the project or by sale under the current and foreseeable economic environment.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Accordingly, the Company performed an impairment assessment to determine the recoverable amount of each cash-generating unit (“CGU”) and the Côté Gold project exploration and evaluation asset. The assessment indicated that the carrying amounts of the Doyon CGU (including the Westwood mine) and the Côté Gold project exceeded their recoverable amounts. Accordingly, the Company recognized an after-tax impairment charge of $580 million.

The Company used an estimated gold price of $1,100 per ounce for 2016, increasing up to $1,200 per ounce for 2020 and beyond. This was determined based on observable market data including spot price and industry analyst consensus.

The after-tax impairment charges were allocated to the Doyon CGU and the Côté Gold project as follows:

($ millions)	Property, plant and equipment	Exploration and evaluation assets	Total
Doyon CGU	$180.0	$—	$180.0
Côté Gold	—	400.0	400.0

Total[1]	$180.0	$400.0	$580.0

[1]	The pre-tax impairment charges for Property plant and equipment and Exploration and evaluation assets were $209.0 million and $400.0 million, respectively.

The Company also recorded additional impairment charges of $12.3 million relating to Property, plant and equipment assets.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2015, the Company had $691.3 million in cash and cash equivalents, restricted cash and gold bullion at market value.

Gold Bullion				December 31, 2015	December 31, 2014
Ounces held		(oz	)	135,148	134,737
Weighted average acquisition cost		($/oz	)	$721	$720
Acquisition cost	($	millions	)	$97.4	$96.9
Spot price for gold, end of the period		($/oz	)	$1,060	$1,206
Market value, end of the period	($	millions	)	$143.3	$162.5

During 2015, the Company completed the sale of Niobec for gross proceeds of $504.1 million after the final working capital adjustments and sold its Diavik royalty interest for total proceeds of $56.8 million, including a cash portion of $52.5 million.

In February 2015 and December 2015, the Company issued 13.8 million and 2.0 million flow-through common shares, respectively, for total net proceeds of $43.0 million. The flow-through common shares were primarily issued to fund prescribed resource expenditures on the Westwood mine and resource exploration expenditures in the provinces of Ontario and Quebec.

Working capital1 as of December 31, 2015 was $701.6 million, down $88.0 million compared to December 31, 2014 due to lower current assets ($232.8 million), partially offset by lower current liabilities ($144.8 million).

Current assets as of December 31, 2015 were $951.9 million, down $232.8 million compared to December 31, 2014 mainly due to the classification of the Niobec operation as assets held for sale in current assets at December 31, 2014 ($628.5 million), partially offset by an increase in cash and cash equivalents ($322.5 million) mainly from the sale of Niobec and increase in restricted cash ($67.0 million).

Working Capital				December 31, 2015	December 31, 2014
Working capital[1]	($	millions	)	$701.6	$789.6
Current working capital ratio[2]				3.8	3.0

[1]	Working capital is defined as current assets less current liabilities.
[2]	Current working capital ratio is defined as current assets divided by current liabilities.

As of December 31, 2015, $70 million was drawn against the Company’s $500 million unsecured revolving credit facility. Subsequent to year end, the drawn balance was repaid and the credit facility was terminated.

On February 1, 2016, the Company entered into a four-year $250 million facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. The key terms of the new facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to EBITDA, Tangible Net Worth, Interest Coverage and Minimum Liquidity. The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total debt ratio the Company. This credit facility is secured by some of the Company’s real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company’s subsidiaries. The maturity date of this credit facility is February 1, 2020.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

At December 31, 2015, the Company had committed $2.7 million of its $75 million letters of credit facility for the guarantee of certain asset retirement obligations. The maturity date of this credit facility is April 22, 2016. In lieu of a letter of credit previously committed for the asset retirement obligation at the Doyon mine, the Company had committed restricted cash of $67.0 million at December 31, 2015.

During 2015, the Company purchased at face value $15.0 million of its senior unsecured notes for cash consideration of $11.5 million. The resulting gain, net of transaction costs, was $3.5 million.

Under the indenture governing the senior unsecured notes previously issued by the Company, if the Company makes certain asset sales, it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale. At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner the Company would be required to use any such excess proceeds to offer to purchase the senior unsecured notes at par in the manner described in the indenture. Regarding the use of proceeds from the disposition of certain assets, the Company reports it has kept, observed, performed and fulfilled its obligations under the indenture governing its previously-issued unsecured notes.

CONTRACTUAL OBLIGATIONS

Contractual obligations as of December 31, 2015 were $1,194.2 million, and comprise primarily of contractual cash flows on senior unsecured notes, purchase obligations and capital expenditure obligations. These obligations will be met through available cash resources and net cash from operating activities.

In December 2015, the Company purchased certain assets held under finance leases for consideration equal to their carrying value of $28.3 million.

	Payments due by period
At December 31, 2015	Total	Less than 1 Year	2-3 Years	4-5 years	Thereafter
Long-term debt	$849.3	$42.9	$85.7	$720.7	$—
Purchase obligations	50.8	49.1	1.5	0.2	—
Capital expenditures obligations	11.3	11.3	—	—	—
Finance leases	1.2	1.1	0.1	—	—
Operating leases	1.7	1.7	—	—	—

Total contractual obligations	$914.3	$106.1	$87.3	$720.9	$—
Asset retirement obligations	279.9	7.0	13.0	18.0	241.9

	$1,194.2	$113.1	$100.3	$738.9	$241.9

The Company holds hedge derivative contracts that are included in the summary of outstanding derivative contracts in the Financial condition - Market risk section.

MARKETABLE SECURITIES

Investments in marketable securities are recorded at fair value. The Company early adopted IFRS 9 - Financial Instruments, as amended November 2013 (“IFRS 9 (2013)”) effective April 2014 and all previously recognized impairments were reclassified to Other comprehensive income (“OCI”) as an adjustment to opening components of equity as at January 1, 2014.

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Associates (Galane Gold Ltd., INV Metals Inc. and Merrex Gold Inc.) and joint ventures (Sadiola and Yatela) are included in the Consolidated balance sheets as Investments in associates and joint ventures. The Company’s share of earnings (loss) from associates and joint ventures is included in the Consolidated statements of earnings as Share of net earnings (loss) from investments in associates and joint ventures, net of income taxes.

During 2015, the Company reviewed its investments in associates for objective evidence of impairment and determined that an impairment charge of $1.2 million was required for its investment in Galane Gold Ltd. as a result of a decrease in the market value of the shares. For investments in joint ventures, if the Company is made aware of significant events or transactions which were not reflected in the Company’s share of net earnings (loss) from its joint ventures, adjustments would be made to the consolidated financial statements.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types and degree of market risk which may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

CURRENCY EXCHANGE RATE RISK

The Company’s objective is to hedge a portion of its exposure to Canadian dollars and Euros resulting from operating and capital expenditure requirements at Rosebel, Essakane, Westwood and the Corporate offices.

OIL CONTRACTS AND FUEL MARKET PRICE RISK

Diesel is a key input to extract tonnage, in some cases, to wholly or partially power operations. Since diesel is produced by the refinement of crude oil, changes in the price of oil directly impact diesel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.

The Company’s 2016 outlook for the average crude oil price is $65 per barrel for Brent and $60 per barrel for WTI. This considers the hedged price of derivative contracts associated with the Company’s estimated hedge ratio of 75% of oil consumption, along with the remaining consumption at forecasted prices. Depending upon the terms of contractual supply agreements for oil with select host countries, the Company may experience a lag in recognizing the effect of a change in oil prices as compared to spot oil prices due to the timing of pricing reviews.

SUMMARY OF OUTSTANDING HEDGE DERIVATIVE CONTRACTS

The Company has entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, Euros and oil equivalents.

In 2015, the Company terminated certain crude oil and foreign currency derivative contracts relating to future years. Subsequently, the Company entered into new crude oil derivative contracts that qualify for hedge accounting under IFRS 9. As at December 31, 2015, the Company did not have any outstanding non-hedge derivative contracts.

At December 31, 2015, the Company’s outstanding hedge derivative contracts were as follows:

Contracts	2016	2017
Foreign Currency
Canadian dollar contracts (millions of C$)	150
Contract rate range (C$/$)	1.20 - 1.38
Hedge ratio[1]	50%

Euro contracts (millions of €)	78
Contract rate range ($/€)	1.03 - 1.15
Hedge ratio[1]	29%
Commodities
Brent oil contracts (thousands of barrels)	525	420
Option contracts with strike prices at ($/barrel)	43 - 65[2]	60	[3]
Hedge ratio[1]	75%	62%

WTI oil contracts (thousands of barrels)	375	324
Option contracts with strike prices at ($/barrel)	40 - 58[2]	60	[3]
Hedge ratio[1]	74%	61%

[1]	Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign currency and commodity exposures, respectively.
[2]

The Company sold put options and purchased call options with strike prices that fall within the given range. If crude oil market prices are below the strike price (low end of range) in 2016, the Company will incur a loss from the margin between the lower market price and the set put strike price. If crude oil prices are greater than the call strike price (high end of range) in 2016, the Company will benefit from the margin between the higher market price and the strike price.

[3]	The Company will purchase crude oil in 2017 at spot prices below $60/barrel. The Company purchased call options to protect against an increase in crude oil prices above $60/barrel.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	December 31, 2015	February 16, 2016
Common Shares	393.4	393.9
Share options	5.3	5.3

CASH FLOW

	Three months ended December 31,		Years ended December 31,
($ millions)	2015	2014	2015	2014
Net cash from (used in) per consolidated financial statements:
Operating activities	$(45.5)	$72.0	$26.0	$312.2
Investing activities	(128.0)	(44.6)	278.4	(319.7)
Financing activities	27.5	(25.7)	25.6	(35.1)
Effects of exchange rate fluctuation on cash and cash equivalents	(5.8)	(1.7)	(19.5)	(9.2)

Increase (decrease) in cash and cash equivalents	(151.8)	—	310.5	(51.8)
Cash and cash equivalents, beginning of the period	632.8	170.5	158.5	222.3
Cash and cash equivalents held for sale, beginning of the period	—	(12.0)	12.0	(12.0)

Cash and cash equivalents, end of the period	$481.0	$158.5	$481.0	$158.5

OPERATING ACTIVITIES

Net cash from operating activities including discontinued operations for 2015 was $26.0 million, down $286.2 million or 92% from the prior year. The decrease was mainly due to lower earnings from operations ($160.8 million), higher net settlement of derivatives ($122.2 million) and lower payables ($28.3 million), partially offset by lower income tax paid ($27.1 million).

INVESTING ACTIVITIES

Net cash from investing activities for 2015 was $278.4 million, up $598.1 million from the prior year. The increase was mainly due to net proceeds from the sale of Niobec ($491.2 million), lower spending on Property, plant and equipment and exploration and evaluation assets ($163.7 million) and cash proceeds from the sale of the Diavik royalty asset ($52.5 million), partially offset by an increase in restricted cash ($67.0 million), lower proceeds from sale and leaseback arrangements ($31.5 million) and lower repayments received from related parties ($24.6 million).

FINANCING ACTIVITIES

Net cash from financing activities for 2015 was $25.6 million, up $60.7 million from the prior year. The increase was mainly due to a draw-down on the credit facility ($70.0 million) and proceeds from the issuance of flow-through shares ($43.0 million), partially offset by the purchase of certain assets held under finance leases ($28.3 million), the purchase of long-term debt ($11.5 million) and higher interest paid ($10.4 million).

DISCONTINUED OPERATIONS

On January 22, 2015, the Company completed the sale of Niobec. The Company received $504.1 million in cash, including working capital adjustments. The sale of Niobec included an adjacent rare earth element (“REE”) deposit of which a 2% royalty on gross proceeds will be payable to the Company on any REE production.

Net earnings from discontinued operations for 2015 included a final working capital adjustment of $1.2 million for an after-tax gain on disposal of $39.0 million.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as of December 31, 2015 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report in providing reasonable

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2015 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of the Company’s consolidated financial statements are reflected in note 3 of the consolidated financial statements for the year ended December 31, 2015.

Qualified Person and Technical information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news releases disclosures either by the Company or the project operator as the case may be (see references news releases), and have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metre in length and RC holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company’s producing mines and at accredited regional laboratories for the Company’s exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

NOTES TO INVESTORS REGARDING THE USE OF RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This report uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“the SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This report also uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this report, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. Investors can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Gold Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and JORC. The “Qualified Person” responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD is Lise Chénard, Eng., Director, Mining Geology.

She is a “Qualified Person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

FUTURE ACCOUNTING POLICIES

For a discussion of future accounting policies that may impact the Company, refer to note 4 of the Company’s consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board level.

The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

The following is a summary of the key risks which the Company is facing.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, is incorporated by reference into this MD&A and in addition to being viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company.

Financial Risks

Gold Prices

In particular, the financial viability of the Company is closely linked to the price of gold. Fluctuations in gold prices materially affect the Company’s financial performance and results of operations. The Company does not hedge its gold sales. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including political stability and general economic conditions.

A sustained decline in the price of gold has required the Company to reduce its costs. Further significant decline in the price of gold would have an adverse effect on the profitability of the Company and cash flow would be negatively affected.

Currency fluctuations

All of the factors which determine commodity prices such as prices for gold or certain other commodities (for example oil and electricity) and currencies (U.S. dollar and other currency exchange rates) are beyond the Company’s control. A significant decrease of the Canadian dollar can negatively impact IAMGOLD’s operating costs and consumables priced in Canadian dollars. For more details, refer to the Market trends section of this MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

General Economic Conditions

Events and conditions in the global financial markets during past years have had a profound impact on the global economy, leading to a loss of confidence in global credit and financial markets, restricted access to capital and credit, and increased counterparty risk. Some of the key impacts of the financial market conditions include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.

Impairment Assessment

The Company performs impairment testing for its Property, plant and equipment when indications of potential impairment are identified. Factors assessed in the determination of whether there is any indication of impairment include, but are not limited to, the carrying amount of the Company’s net assets exceeding its market capitalization, significant declines in gold prices, significant increases in input costs, significant adverse changes in the life-of-mine (“LOM”) plan or mineral reserves and resources and observable indications the asset’s value has declined significantly more than expected, including through obsolescence or damage. If any such indicator exists, then the Company will perform an impairment review. In the fourth quarter 2015, the Company determined the existence of certain indicators of impairment. Accordingly, the Company performed an impairment assessment and recorded impairment charges against certain Property, plant and equipment and Exploration and evaluation assets. For more details, refer to the Financial condition section of this MD&A.

Management’s assumptions and estimate of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in its fair value, an impairment charge may result in future periods causing a reduction of the Company’s earnings.

Hedging Activities

Derivative products can be used to manage the risks associated with, among other things, changes in commodity prices, interest rates and foreign currency exchange rates. The Company regularly enters into such arrangements in the prescribed manner. The Company enters into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging a portion of its requirement of Canadian dollars and Euros, and its expected consumption of oil. For more details, refer to the Financial Condition section of this MD&A.

Liquidity and capital resources

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration its strategy, the forward gold prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend/amend or renew its senior credit facility, issue new debt, reimburse existing debt, if any, or purchase or sell gold bullion. For more details, refer to the Financial condition section of this MD&A.

Credit Risk Related to Financial Instruments and Cash Deposits

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by IAMGOLD management on an annual basis, and may be updated throughout the year with appropriate approval. The limits are set to minimize the concentration of risks and therefore mitigate the potential for financial loss resulting from counterparty failure. No material exposure is considered to exist by virtue of the possible non-performance of the counterparties to financial instruments.

Indebtedness and Fulfilling Obligations

Following the offering of the Company’s $650 million senior unsecured notes in September 2012, the Company had a significant amount of indebtedness.

The high level of indebtedness could have significant consequences to the holders of the notes and other stakeholders, including: making it more difficult to satisfy obligations with respect to the notes and other debt; limiting the ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures; requiring a substantial portion of cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the vulnerability to general adverse economic and industry conditions; exposing the Company to the risk of increased interest rates as borrowings under the senior credit facility are at variable rates of interest; limiting the flexibility in planning for and reacting to changes in the industry in which the Company competes; placing the Company at a disadvantage compared to other less leveraged competitors who may be able to take advantage of opportunities the Company’s indebtedness would prevent it from pursuing; and increasing the cost of borrowing.

In addition, the credit facility and the indenture governing the notes contain restrictive covenants which limit the Company’s ability to engage in activities that may be in its long-term best interest. The Company’s failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all its debt.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

The bond indenture contains a restriction on the use of proceeds from the sale of assets including the Niobec niobium mine and Diavik Diamond Royalty. These restrictions allow the Company to reduce liabilities including the debt, derivatives and finance leases, and invest the net proceeds back into the business within 365 days, with the option to extend another 180 days in certain cases. Investments include acquisitions, capital expenditures, and reduction in indebtedness including derivatives, finance leases and bank debt. In the event the Company does not invest the full amount from asset disposition proceeds within the defined period, the Company will be required to repurchase bonds with the shortfall. Events beyond the Company’s control, including changes in the general economic and business conditions, may affect the Company’s ability to satisfy those covenants, which could result in a default.

In addition, the amount of debt/leverage may exceed the Company ability to service or repay the debt due in 2020. The Company expects to obtain the funds to pay its expenses and to pay the principal and interest on its debt by utilizing cash flow from operations. The ongoing decline of gold price results in the deterioration of free cash flow generation. The Company cannot be certain its future cash flow from operations will be sufficient to allow it to pay principal and interest on the debt and meet other obligations.

Cash management in foreign subsidiaries

The Company conducts its operations through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and subsidiary entities could restrict the Company’s ability to fund its operations effectively. Any such limitations, or the perception such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Access to Capital Market, Financing and Interest Rates

To fund growth, the Company may need to secure the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lenders’ and investors’ interest in the Company and its projects. There is a risk in obtaining financing as and when required, and on commercially acceptable terms, for exploration, development, acquisitions and general corporate purposes. The Company is subject to movements in interest rates.

Debt Rating

The Company’s debt currently has a non-investment grade rating, any rating assigned could be lowered or withdrawn entirely by a rating agency if, in the rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in the Company’s credit ratings will generally affect the market value of the 2012 senior unsecured notes. Credit ratings are not recommendations to purchase, hold or sell the 2012 senior unsecured notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure of the 2012 senior unsecured notes. Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for the Company to obtain additional debt financing.

Taxation

Mining tax regimes in foreign jurisdictions are subject to change and may not include fiscal stability guarantees. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. Changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business.

Cost Management

Capital and operational costs have escalated in the gold mining industry over the last several years. Additionally, a sustained decline in the price of gold has required the Company to reduce its costs. The Company has undertaken a number of cost reduction initiatives to manage costs more efficiently, including a focus on continuous improvement, negotiations to lower energy and power costs and pursuing advantageous pricing with suppliers.

Capital Allocation

Declining gold prices may result in a declining production profile due to the lack of capital investment. Declining cash flow limits the Company’s ability to allocate expenditures for capital and other projects. Constructing mining facilities and new mining operations, as well as exploring for new and expanding resources at the Company’s existing properties, requires substantial capital expenditures. Capital investments require prioritization, which may result in decisions focused on short-term cash preservation. Declining cash flow limits capital allocation to sustain operations and new investment in projects.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Internal Controls Over Financial Reporting

The Company documented and tested, for 2015 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors. The Company has implemented and is in conformity with the COSO 2013 internal controls framework. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure it can conclude on an ongoing basis it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required internal control framework, new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

No evaluation can provide complete assurance the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. Accordingly, the Company’s management does not expect its internal control over financial reporting will prevent or detect all errors and all fraud.

Operational Risks

Mineral Reserves, Mineral Resources and Extraction

The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of metal will be produced. Such estimates are, in large part, based on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity in question and the future cost of operations. Actual mineralization or geologic conditions may be different from those predicted. In addition to gold market price fluctuations, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.

The Company must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. There is no assurance current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by expansions, discoveries or acquisitions.

Production and Cost Estimates

The cost of production, development and exploration varies depending on factors outside the Company’s control. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition. Actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors such as changing strip ratios, ore grade metallurgy, labour costs, the cost of supplies and services, general inflationary pressures and currency exchange rates.

Projects

The Company’s ability to sustain or increase its present levels of production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves, metallurgical recoveries, capital and operating costs of such projects, integration of technologies and personnel and the future prices of the relevant minerals. Project delays and cost overruns may significantly impact project delivery.

Mine(s) under Care and Maintenance

With the sustained decline of the gold price and declining revenues, the Company may consider the potential to put operation(s) on temporary care and maintenance thereby the Company will cease production, but keep the site in a condition to possibly reopen at a later date.

Mine Closure

Additionally closure plans may materialize earlier than planned to reflect market conditions. The closure costs may not be fully known for a period of time. The closure plan and site rehabilitation plan may be incomplete and not fully documented.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Equipment Malfunctions

The Company’s various operations may encounter delays in or losses of production due to the delay in a delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment or though accident or misuse, including potential complete write-off of damaged units, or there is a delay in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging, if not replaced or inappropriate use or misuse and may become obsolete. Any one of these factors could adversely impact the Company’s operations, profitability and financial results.

Acquisitions and Integration

Any acquisition the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operational, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully and in a timely manner with the operations of the Company.

Title to Properties

The validity of exploration, development and mining interests and the underlying mineral claims, mining claims, mining leases. tenements and other forms of land and mineral tenure held by the Company, which fundamentally constitute the Company’s property holdings, can be uncertain and may be contested. Acquisition of a title to mineral properties is a very detailed and time-consuming process, and the Company’s properties are subject to various encumbrances, including royalties.

Insurance

Where economically feasible and based on availability of coverage, a number of operational and financial risks are transferred to insurance companies. Available insurance does not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and the ability to claim under existing policies may be contested.

Key Personnel

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. There can be no assurance the Company will successfully retain current key personnel or attract additional qualified personnel to manage its current needs and anticipated growth.

Geographical Areas

Some of the operations of the Company are carried out in geographical areas which lack adequate infrastructure and are subject to various other risk factors. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs.

Environment, Health and Safety

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species. A major spill or failure of the tailing facilities may cause damage to the environment and the communities. Poor design or poor maintenance of the dam structures could occur and result in dam failure.

The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. The Company’s legal and/or constructive commitments to rectify disturbance caused by mining, development and exploration activities may change due to new laws or regulations, updated reclamation plans or new environmental requirements.

The Company is exposed to pandemics which represent a serious threat to maintaining a skilled workforce in the mining industry in Africa and South America and is a major healthcare challenge for the Company.

Security

The Company is exposed to artisanal and illegal mining activities in close proximity to its operations which may cause environmental issues, disruptions to the operations, and relationship conflicts with governments and local communities. The Company is working with local governments, and law enforcement agencies to limit illegal mining activities as they relate its operations.

Engagement with indigenous people in Canada has recently become more contested in the wake of several decisions by Canadian Supreme Court which have expanded First Nations’ rights and consultation requirements within the context of resource development, This has created increased risks for mining companies in this jurisdiction.

Threats to the security of the mines and its personnel due to artisanal mining, political unrest, civil wars or terrorist attacks may adversely impact the Company’s mining operations. The Company cannot predict events such as the political unrest in Burkina

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Faso in September 2015 or the terrorist attacks in Mali in November 2015 and Burkina Faso in January 2016, which may impact its operations.

Political Risk

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including uncertain political and economic environments; war, terrorism and civil disturbances; nationalization; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; and royalty fees, net profits payments and tax increases or other claims by government entities, including retroactive claims. The unstable political environment in Burkina Faso caused turmoil in the surrounding communities, a number of protests and destabilization of the country, which led to increased costs for securing the mine site and protecting workers and facilities.

Non-controlled Assets

Some of the Company’s assets are controlled and managed by other companies, who may have a higher interest in the assets than the interest of the Company. Such companies may have divergent business objectives which may impact the Company’s business and financial results.

Joint Venture Operations

The Company has joint ventures with other mining companies and therefore the Company’s operations are subject to the risks normally associated with the conduct of joint ventures. Such risks include: reduced ability to exert control over strategic, tactical and operational decisions made in respect of properties operated jointly; disagreement with partners on how to develop and operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such venture partners to meet their obligations to the Company or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company’s operations and financial condition.

Evolving Legislation and Corporate Governance Regulations

The Company is subject to continuously evolving legislation in the areas of labour, environment, land titles, mining practices and taxation. Any amendment to current laws and regulations governing the rights of leaseholders, or the payment of royalties, net profits interests or similar amounts, or a more stringent enforcement thereof in countries where the Company has operations, could have a material adverse impact on the Company’s financial condition and/or results of operations. The Company is unable to predict what legislation or revisions may be proposed which might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent, delay or prohibit certain operations of the Company.

The Company is also subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the U.S. Securities and Exchange Commission, the Canadian Securities Administrators, the New York Stock Exchange, the Toronto Stock Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. The result of increased compliance is potentially higher general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties including governments and its workforce in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations or the presence of illegal miners or labour disruptions at its mine sites. The results and costs of litigation cannot be predicted with certainty.

Labour Disruptions

The Company is dependent on its workforce to extract and process minerals. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the Company carries on business. Labour disruptions at any of the Company’s material properties could have a material adverse impact on its business, results of operations and financial condition. A number of the Company’s employees are represented by labour unions under various collective labour agreements. In addition, existing labour agreements may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on the Company’s results of operations and financial condition.

Failure of the hydrostatic plug at the Westwood Mine

With the closure of the Doyon mine, a hydrostatic plug was built and installed to separate the Doyon and Westwood mines and allow disposal of the Westwood Mine tailings in the Doyon pit. It is possible over time the plug might deteriorate or there might be some fracture of the rock mass which may damage the hydrostatic plug and cause it to fail causing flooding of the Westwood Mine and unwanted discharge and contamination.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

Permitting

The operations and exploration and development projects of the Company require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining and renewing licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Delays in obtaining or failure to obtain, renew, or retain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations.

Competitors

The Company competes with other mining companies and individuals for mining interests on attractive exploration properties and the acquisition of mining assets, including competitors with greater financial, technical or other resources. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or of even making such acquisitions on terms acceptable to the Company. There can be no assurance the Company will be able to compete successfully with its competitors in acquiring such properties and assets.

Force Majeure

The Company’s business is subject to a number of risks and hazards generally, including, without limitation, adverse environmental conditions and hazards, unavailability of materials and equipment, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, pit wall failures, rock bursts, rock falls, landslides, cave-ins, deterioration of the surrounding ground, floods, seismic activity, earthquakes, changes in the regulatory environment, industrial accidents including those involving personal injuries or fatalities, labour force disruptions or disputes, gold bullion losses due to natural disasters or theft and other natural or human-provoked incidents which could affect the mining of ore and the Company’s mining operations and development projects, most of which are beyond the Company’s control, and many of which are not economically insurable.

Geotechnical

Mining, by its very nature, involves the excavation of soils and rocks. The stability of the ground during and after excavation involves a complicated interaction of static and dynamic stresses. Underground workings, pit slopes, and other excavations may be subject to local or widespread geotechnical failure should the forces acting on the rock mass exceed the strength of that rock mass.

In January and May 2015, seismic events caused localized ground falls at the Westwood mine in Quebec. In both instances, miners were temporarily trapped as a result and, once the fallen ground material was removed, were able to exit the mine safely. After the seismic event in May, mining in the affected area had been suspended until December 2015. In-house and external experts in rock mechanics rigorously investigated the causes of the seismic event and made recommendations for changes to mine designs, enhanced ground control measures and recovery of the damaged sections of the mine. These recommendations have been reviewed and accepted by both a group of independent geotechnical experts and by another independent geotechnical expert on behalf of the Commission des normes, de l’équité, de la santé et de la sécurité du travail (“CNESST”). Future planning and development activities will be carried out in compliance with these recommendations and with the approval of the CNESST.

Information Systems Security Threats

The Company is reliant on the continuous and uninterrupted operations of its Information Technology (“IT”) systems. User access and security of all IT systems can be critical elements of the operations of the Company. Protection against cyber security incidents, cloud security, and security of all of the Company’s IT systems is critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

Climate Change

The Company acknowledges climate change and the increased regulation of greenhouse gas emissions (such as carbon taxes) may adversely affect the Company’s operations. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency.

The Company makes efforts to mitigate climate risks by ensuring extreme weather conditions are included in its emergency response plans. However, there is no assurance the response will be effective and the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability. Canada’s Federal and Provincial regulations impose mandatory greenhouse gas emissions reporting requirements and the Company’s Quebec mine is subject to a cap-and-trade regulation. The Paris climate accord signed by 195 countries in December 2015 marks a shift toward a low-carbon economy.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.

EARNINGS FROM CONTINUING MINING OPERATIONS

This measure is intended to enable management to better understand the earnings generated by operating mine sites before adjustments for corporate costs and non-operating charges and income. The measure is the difference between IFRS reported revenues and cost of sales, which includes revenues from all gold and royalties, direct costs, and production related allocated costs and depreciation.

	Three months ended December 31,		Years ended December 31,
($ millions)	2015	2014	2015	2014
Continuing operations
Revenues	$238.2	$272.5	$917.0	$1,007.9
Cost of sales	283.5	239.5	971.6	892.9

Earnings (loss) from continuing operations	$(45.3)	$33.0	$(54.6)	$115.0

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cut-off grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended December 31,		Years ended December 31,
($/oz of gold)	2015	2014	2015	2014
Average realized gold price[1]	$1,101	$1,201	$1,158	$1,259
Total cash costs[2,3]	825	788	835	848

Gold margin	$276	$413	$323	$411

[1]	Refer to the section below.
[2]	Refer to page 35 for calculation.
[3]	Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD

This measure is intended to enable management to understand the average realized price of gold sold to third parties in each reporting period after removing the impact of non-gold revenues and by-product credits.

The average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

	Three months ended December 31,		Years ended December 31,
($ millions, except where noted)	2015	2014	2015	2014
Continuing operations
Revenues	$238.2	$272.5	$917.0	$1,007.9
Royalty revenues	(0.1)	(1.8)	(0.4)	(8.6)
By-product credits	(0.3)	(0.6)	(1.8)	(2.5)

Gold revenue - owner-operator	$237.8	$270.1	$914.8	$996.8
Gold sales - owner-operator (000s oz)	217	225	790	793

Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,100	$1,201	$1,158	$1,258

Gold revenue - joint ventures	$21.8	$28.5	$88.4	$121.2
Gold sales - joint ventures (000s oz)	20	24	76	96

Average realized gold price per ounce[1] - joint ventures ($/oz)	$1,112	$1,197	$1,165	$1,263

Average realized gold price per ounce[1,2] ($/oz)	$1,101	$1,201	$1,158	$1,259

[1]	Average realized price per ounce sold may not calculate based on amounts presented in this table due to rounding.
[2]	Average realized gold price per ounce sold, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

ADJUSTED NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represents net earnings attributable to equity holders excluding certain impacts, net of taxes, such as write-down of assets, gain or loss on sales of assets, unrealized non-hedge derivative gain or loss, interest expense which is unrelated to financing working capital, foreign exchange gain or loss, restructuring charges, and changes in estimates of asset retirement obligations at closed sites. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

The following table provides a reconciliation of earnings (loss) from continuing operations before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended December 31,		Years ended December 31,
($ millions, except where noted)	2015	2014	2015	2014
Loss from continuing operations before income taxes and non-controlling interests	$(702.5)	$(105.8)	$(783.8)	$(143.7)

Adjusted items:
Impairment of Property, plant and equipment and Exploration and evaluation assets	621.3	—	621.3	—
Changes in estimates of asset retirement obligations at closed sites	(0.9)	39.7	3.6	48.7
Unrealized derivative (gain) loss	(7.5)	49.1	4.6	56.2
Net loss on early termination of derivative contracts	11.0	—	11.0	—
Impact of the production interruption at Westwood	7.8	—	28.2	—
Write-down of assets	9.8	0.2	17.4	7.3
Restructuring and other charges	3.9	4.9	5.4	8.1
Foreign exchange (gain) loss	3.4	(3.4)	(0.5)	(1.0)
(Gain) loss on sale of assets	—	0.7	(42.8)	3.7
Gain on purchase of senior unsecured notes	—	—	(3.5)	—
Impairment (reversal) of investments	0.9	—	1.2	(3.4)
Yatela closure provision	—	(1.6)	—	7.7
Interest expense on senior unsecured notes	—	—	—	0.3

	$649.7	$89.6	$645.9	$127.6

Adjusted loss from continuing operations before income taxes and non-controlling interests	(52.8)	(16.2)	(137.9)	(16.1)
Income taxes	25.0	(42.0)	(11.5)	(117.9)
Tax adjustments	(36.6)	50.1	(18.8)	126.0
Non-controlling interests	1.6	(0.9)	(1.8)	(7.9)

Adjusted net loss from continuing operations attributable to equity holders of IAMGOLD	$(62.8)	$(9.0)	$(170.0)	$(15.9)

Adjusted net loss from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.16)	$(0.02)	$(0.44)	$(0.04)

Including discontinued operations
Adjusted net loss from continuing operations attributable to equity holders of IAMGOLD	(62.8)	(9.0)	(170.0)	(15.9)
Net earnings from discontinued operations attributable to equity holders of IAMGOLD, net of tax	—	26.7	41.8	62.7
Adjusted items:
Gain on disposal of discontinued operations	—	—	(39.0)	—
Effective tax rate adjustment on discontinued operations	—	(7.5)	—	(14.0)

Adjusted net earnings (loss) including discontinued operations	$(62.8)	$10.2	$(167.2)	$32.8

Adjusted net earnings (loss) including discontinued operations per share ($/share)	$(0.16)	$0.03	$(0.43)	$0.08

Basic weighted average number of common shares outstanding (millions)	391.6	376.9	389.9	376.8

Effective adjusted tax rate (%)	(22)%	50%	(22)%	50%

After adjusting reported earnings from continuing operations for those items not considered representative of the Company’s core business or indicative of future continuing operations, the Company had an adjusted loss from continuing operations in the fourth quarter and year ended 2015 of $62.8 million and $170.0 million, respectively. Although it may be reasonable to expect a tax benefit on the adjusted loss, a tax expense has been recorded. This is a result of the recent history of losses not satisfying the criteria for the recognition of certain tax benefits and related deferred tax assets.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

TOTAL CASH COSTS PER OUNCE PRODUCED

The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.

Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized hedge and non-hedge derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.

The measure, along with revenues, is considered to be one of the key indicators of a Company’s ability to generate operating earnings and cash flow from its mining operations. These total cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended December 31,		Years ended December 31,
($ millions, except where noted)	2015	2014	2015	2014
Continuing operations
Cost of sales[1], excluding depreciation expense	$219.6	$182.5	$710.7	$687.9
Less: cost of sales for non-gold segments[2], excluding depreciation expense	0.9	—	2.7	2.0

Cost of sales for gold segments, excluding depreciation expense	218.7	182.5	708.0	685.9
Adjust for:		—
By-product credit (excluded from cost of sales)	(0.3)	(0.6)	(1.8)	(2.5)
Stock movement	(20.4)	2.4	(6.3)	(3.8)
Realized non-hedge derivative losses[3]	10.2	—	31.2	—
Impact of production interruption at Westwood	(7.8)	—	(28.2)	—
Other mining costs[4]	(39.4)	(5.7)	(42.7)	(27.6)
Cost attributed to non-controlling interests[5]	(11.8)	(11.5)	(47.2)	(45.2)

	(69.5)	(15.4)	(95.0)	(79.1)

Total cash costs - owner-operator	$149.2	$167.1	$613.0	$606.8
Attributable gold production[6] - owner-operator (000s oz)	181	218	730	739

Total cash costs[7,8] - owner-operator ($/oz)	$820	$766	$840	$822

Total cash costs - joint ventures	$15.6	$23.5	$59.7	$100.8
Attributable gold production - joint ventures (000s oz)	18	23	76	95

Total cash costs[7,8] - joint ventures ($/oz)	$877	$995	$787	$1,055

Total cash costs[7,8]	$164.8	$190.6	$672.7	$707.6
Total attributable gold production[6] (000s oz)	199	241	806	834

Total cash costs[7,8,9] ($/oz)	$825	$788	$835	$848

[1]	As per note 26 of the Company’s consolidated financial statements.
[2]	Non-gold segments consist of Exploration and evaluation and Corporate.
[3]	Excludes net loss on early termination of derivative contracts.
[4]	Includes write-down of inventories and other administrative costs.
[5]	Adjustments for the consolidation of Rosebel (95%) and Essakane (90%) to their attributable portion of cost of sales.
[6]	Gold commercial production does not include Westwood pre-commercial production for the year ended December 31, 2014 of 10,000 ounces.
[7]	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.
[8]	Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela, on an attributable basis.
[9]	Includes realized hedge and non-hedge derivative losses for the fourth quarter and year ended December 31, 2015 of $58 and $55 per ounce produced, respectively.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital and net cash from operating activities before changes in working capital per share. Working capital can be volatile due to numerous factors including a build-up or reduction of inventories. Management believes by excluding these items, these non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital.

	Three months ended December 31,		Years ended December 31,
($ millions, except where noted)	2015	2014	2015	2014
Net cash from (used in) operating activities per consolidated financial statements	$(45.5)	$72.0	$26.0	$312.2
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	10.0	15.8	3.7	2.4
Inventories and non-current ore stockpiles	(42.7)	17.9	6.2	(0.3)
Accounts payable and accrued liabilities	10.1	(12.0)	31.3	3.0

Net cash from (used in) operating activities before changes in working capital including discontinued operations	$(68.1)	$93.7	$67.2	$317.3
Basic weighted average number of common shares outstanding (millions)	391.6	376.9	389.9	376.8

Net cash from (used in) operating activities before changes in working capital including discontinued operations ($/share)	$(0.17)	$0.25	$0.17	$0.84

ALL-IN SUSTAINING COSTS PER OUNCE SOLD

The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a Company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world’s leading gold mining companies, established in 1987 to promote the use of gold. The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, corporate general and administrative costs.

This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.

The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Rosebel, Essakane, Westwood-commercial production) and Mouska, and in total (includes owner-operator mines, Sadiola and Yatela).

AISC measures do not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

	Three months ended December 31,		Years ended December 31,
($ millions, attributable, except where noted)	2015	2014	2015	2014
Continuing operations
AISC - owner-operator
Cost of sales[1], excluding depreciation expense	$202.2	$170.6	$659.7	$638.4
Sustaining capital expenditures[1]	54.6	27.4	151.1	123.5
By-product credit, excluded from cost of sales	(0.2)	(0.6)	(1.7)	(2.4)
Corporate general and administrative costs[2]	8.4	4.9	35.8	40.6
Realized non-hedge derivative losses[3]	9.3	0.5	28.7	0.7
Impact of the production interruption at Westwood	(7.8)	—	(28.2)	—
Environmental rehabilitation accretion and depreciation	2.6	2.7	11.2	10.9
Other[4]	(26.4)	(1.3)	(18.1)	(8.1)

	$242.7	$204.2	$838.5	$803.6

AISC - joint ventures
Cost of sales for joint ventures, excluding depreciation expense	$17.4	$25.2	$60.1	$117.2
Adjustments to cost of sales[5] - joint ventures	3.1	2.4	5.3	(4.0)

	20.5	27.6	65.4	113.2

AISC[6]	$263.2	$231.8	$903.9	$916.8

Attributable gold sales - owner-operator (000s oz)	199	210	732	739
AISC - owner-operator[6,7] ($/oz)	$1,218	$1,001	$1,145	$1,090
AISC - owner-operator, excluding by-product credit[6,7] ($/oz)	$1,219	$1,004	$1,147	$1,093

Attributable gold sales (000s oz)	219	234	808	835
AISC[6,7,8] ($/oz)	$1,202	$1,021	$1,118	$1,101
AISC excluding by-product credit[6,7,8] ($/oz)	$1,203	$1,024	$1,120	$1,103

[1]

Includes Rosebel and Essakane at their attributable amounts of 95% and 90% respectively. Refer to note 26 of the consolidated financial statements for cost of sales of total gold mines excluding joint ventures at 100% basis and refer to the capital expenditures table of the MD&A on page 11 for 2015 sustaining capital expenditures at 100% basis.

[2]	Corporate general and administrative costs exclude depreciation expense.
[3]	Excludes net loss on early termination of derivative contracts.
[4]	Includes write-down of inventories.
[5]	Adjustments to cost of sales consist of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
[6]	Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
[7]	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.
[8]	Includes realized hedge and non-hedge derivative losses for the fourth quarter and year ended December 31, 2015 of $59 and $63 per ounce sold, respectively.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2015

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2015

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation (“the Company”), their presentation and the information contained in Management’s Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The financial information of the Company presented in Management’s Discussion and Analysis is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting. The Board of Directors carries out this responsibility principally through its Audit Committee which consists of independent directors. The Board of Directors has also designated the Chairman of the Audit Committee as the Company’s financial expert. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

Stephen J. J. Letwin	Carol T. Banducci

Chief Executive Officer	Chief Financial Officer

February 17, 2016	February 17, 2016

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The CEO and CFO conducted an evaluation of the design, implementation and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report located on page 42 of the consolidated financial statements.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of IAMGOLD Corporation

We have audited the accompanying consolidated financial statements of IAMGOLD Corporation, which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of IAMGOLD Corporation as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IAMGOLD Corporation’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 17, 2016 expressed an unqualified opinion on the effectiveness of IAMGOLD Corporation’s internal control over financial reporting.

Chartered, Professional Accountants, Licensed Public Accounts

February 17, 2016

Toronto, Canada

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of IAMGOLD Corporation

We have audited IAMGOLD Corporation’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IAMGOLD Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report on internal control over financial reporting in Form 40-F for the year ended December 31, 2015. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, IAMGOLD Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IAMGOLD Corporation as of December 31, 2015 and December 31, 2014, and the related consolidated statements of earnings, comprehensive income, changes in equity, and cash flows for the years then ended, and our report dated February 17, 2016 expressed an unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 17, 2016

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	Notes	December 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	6	$481.0	$158.5
Restricted cash	7	67.0	—
Gold bullion (market value - $143.3; December 31, 2014 - $162.5)	8	97.4	96.9
Income taxes receivable		3.1	0.2
Receivables and other current assets	9	79.5	55.5
Inventories	10	223.9	245.1
Assets held for sale	5	—	628.5

		951.9	1,184.7

Non-current assets
Investments in associates and joint ventures	11	56.6	56.4
Property, plant and equipment	12	1,853.8	2,152.9
Exploration and evaluation assets	13	155.1	544.8
Income taxes receivable		35.1	67.4
Other assets	14	198.9	216.6

		2,299.5	3,038.1

		$3,251.4	$4,222.8

Liabilities and Equity
Current liabilities
Bank indebtedness	18(b)	$70.0	$—
Accounts payable and accrued liabilities		143.2	169.5
Income taxes payable		14.6	8.7
Current portion of provisions	15	13.4	13.7
Current portion of other liabilities	16	9.1	36.2
Liabilities held for sale		—	167.0

		250.3	395.1

Non-current liabilities
Deferred income tax liabilities	17	145.8	165.5
Provisions	15	289.3	297.7
Long-term debt	18(a)	628.1	641.7
Other liabilities	16	—	59.2

		1,063.2	1,164.1

		1,313.5	1,559.2

Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	22	2,366.2	2,322.7
Contributed surplus		38.2	38.2
Retained earnings (deficit)		(461.2)	301.2
Accumulated other comprehensive income (loss)		(47.4)	(43.6)

		1,895.8	2,618.5
Non-controlling interests	23	42.1	45.1

		1,937.9	2,663.6

Contingencies and commitments	15(b), 34

		$3,251.4	$4,222.8

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the board,

Donald K. Charter, Chairman	Stephen J. J. Letwin, Director

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS

		Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2015	2014
Continuing Operations
Revenues		$917.0	$1,007.9

Cost of sales	26	971.6	892.9
General and administrative expenses	27	39.1	44.8
Exploration expenses		30.7	42.7
Impairment charges	33	621.3	—
Other expenses	28	16.3	70.1

Operating costs		1,679.0	1,050.5

Loss from operations		(762.0)	(42.6)
Share of net earnings (loss) from investments in associates and joint ventures, net of income taxes	11	9.7	(26.2)
Finance costs	29	(38.3)	(26.5)
Foreign exchange gain (loss)		0.5	(8.2)
Interest income and derivatives and other investment gains (losses)	30	6.3	(40.2)

Loss before income taxes		(783.8)	(143.7)
Income taxes	17	(11.5)	(117.9)

Net loss from continuing operations		(795.3)	(261.6)
Net earnings from discontinued operations	5(a)	41.8	62.7

Net loss		$(753.5)	$(198.9)

Net loss from continuing operations attributable to
Equity holders of IAMGOLD Corporation		$(797.1)	$(269.5)
Non-controlling interests		1.8	7.9

Net loss from continuing operations		$(795.3)	$(261.6)

Net loss attributable to
Equity holders of IAMGOLD Corporation		$(755.3)	$(206.8)
Non-controlling interests		1.8	7.9

Net loss		$(753.5)	$(198.9)

Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions) - Basic and diluted	24	389.9	376.8

Basic and diluted loss per share from continuing operations ($ per share)	24	$(2.04)	$(0.72)

Basic and diluted earnings per share from discontinued operations ($ per share)	24	$0.11	$0.17

Basic and diluted loss per share ($ per share)	24	$(1.93)	$(0.55)

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2015	2014
Net loss		$(753.5)	$(198.9)

Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to profit or loss
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		(0.1)	(9.1)
Net realized change in fair value of marketable securities	19(b)	(1.2)	5.2
Tax impact	17	0.7	(0.5)

		(0.6)	(4.4)

Items that may be reclassified to profit or loss
Movement in cash flow hedge fair value reserve from continuing operations
Effective portion of changes in fair value of cash flow hedges	19(c)	(36.3)	(2.1)
Time value of options and forward contracts excluded from hedge relationship	19(c)	3.8	(5.1)
Net change in fair value of cash flow hedges reclassified to profit and loss	19(c)	20.6	(2.6)
Time value of options and forward contracts reclassified to profit and loss	19(c)	(0.6)	2.3
Tax impact	17	0.1	0.4
Movement in cash flow hedge fair value reserve from discontinued operations, net of income taxes		1.6	(1.6)

		(10.8)	(8.7)

Currency translation adjustment		(0.8)	(2.7)
Other		(0.3)	1.8

Total other comprehensive income (loss)		(12.5)	(14.0)

Comprehensive loss		$(766.0)	$(212.9)

Comprehensive loss attributable to:
Equity holders of IAMGOLD Corporation		$(767.8)	$(220.8)
Non-controlling interests		1.8	7.9

Comprehensive loss		$(766.0)	$(212.9)

Comprehensive loss arises from:
Continuing operations		$(809.1)	$(275.8)
Discontinued operations		43.1	62.9

Comprehensive loss		$(766.0)	$(212.9)

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2015	2014

Common shares
Balance, beginning of the year		$2,322.7	$2,317.6
Issuance of shares for share-based compensation		5.4	5.1
Issuance of flow-through shares	22	38.1	—

Balance, end of the year		2,366.2	2,322.7

Contributed surplus
Balance, beginning of the year		38.2	35.2
Issuance of shares for share-based compensation		(5.6)	(5.1)
Share-based compensation	25	5.6	8.1

Balance, end of the year		38.2	38.2

Retained earnings (deficit)
Balance, beginning of the year		301.2	465.1
IFRS 9 transition adjustment, net of income taxes		—	41.1

Adjusted balance, beginning of the year		301.2	506.2
Net loss attributable to equity holders of IAMGOLD Corporation	24	(755.3)	(206.8)
Acquisition of non-controlling interests	23	(6.8)	—
Other		(0.3)	1.8

Balance, end of the year		(461.2)	301.2

Accumulated other comprehensive income (loss)
Marketable securities fair value reserve
Balance, beginning of the year		(31.9)	13.6
IFRS 9 transition adjustment, net of income taxes		—	(41.1)

Adjusted balance, beginning of the year		(31.9)	(27.5)
Net change in fair value of marketable securities, net of income taxes		(0.6)	(4.4)

Balance, end of the year		(32.5)	(31.9)

Cash flow hedge fair value reserve
Balance, beginning of the year		(8.7)	—
Net change in fair value of cash flow hedges adjusted to property, plant and equipment	19(c)	8.4	—
Net change in fair value of cash flow hedges recognized in OCI, net of income taxes		(10.8)	(8.7)

Balance, end of the year		(11.1)	(8.7)

Currency translation adjustment
Balance, beginning of the year		(3.0)	(0.3)
Change for the year	11	(0.8)	(2.7)

Balance, end of the year		(3.8)	(3.0)

Total accumulated other comprehensive income (loss)		(47.4)	(43.6)

Equity attributable to IAMGOLD Corporation shareholders		1,895.8	2,618.5

Non-controlling interests
Balance, beginning of the year		45.1	41.3
Net earnings attributable to non-controlling interests		1.8	7.9
Dividends paid to non-controlling interests		(3.2)	(4.1)
Acquisition of non-controlling interests	23	(1.6)	—

Balance, end of the year		42.1	45.1

		$1,937.9	$2,663.6

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2015	2014
Operating activities
Net loss		$(753.5)	$(198.9)
Adjustments for:
Finance costs		38.8	28.0
Depreciation expense		264.2	231.2
Changes in estimates of asset retirement obligations at closed sites		3.6	48.7
Income taxes		11.5	155.1
Derivative loss		66.6	54.1
Share of net (earnings) loss from investments in associates and joint ventures, net of income taxes	11	(9.7)	26.2
Gain on disposal of discontinued operations	5(a)	(39.0)	—
Gain on sale of royalty asset	14	(43.5)	—
Impairment charges	33	621.3	—
Effects of exchange rate fluctuation on cash and cash equivalents		19.5	9.2
Other non-cash items	32(a)	23.8	10.8
Adjustments for cash items
Settlement of derivatives		(128.3)	(6.1)
Other adjustments for cash items	32(b)	(2.6)	(8.4)
Movements in non-cash working capital items and non-current ore stockpiles	32(c)	(41.2)	(5.1)

Cash from operating activities, before income taxes paid		31.5	344.8
Income taxes paid		(5.5)	(32.6)

Net cash from operating activities		26.0	312.2

Investing activities
Property, plant and equipment
Capital expenditures		(191.4)	(343.7)
Capitalized borrowing costs		(12.3)	(22.1)
Net proceeds from disposal of discontinued operations	5	491.2	—
Proceeds from sale of royalty asset	14	52.5	—
Dividends from related parties	11	12.3	—
Capital expenditures for Exploration and evaluation assets		(9.3)	(10.9)
Increase in restricted cash	7	(67.0)	—
Acquisition of non-controlling interests	23	(8.4)	—
Other investing activities	32(d)	10.8	57.0

Net cash from (used in) investing activities		278.4	(319.7)

Financing activities
Interest paid		(33.1)	(22.7)
Proceeds from credit facility	18(b)	70.0	—
Purchase of senior unsecured notes	18(a)	(11.5)	—
Proceeds from issuance of flow-through shares	22	43.0	—
Purchase of assets held under finance leases	12	(28.3)	—
Other financing activities	32(e)	(14.5)	(12.4)

Net cash from (used in) financing activities		25.6	(35.1)

Effects of exchange rate fluctuation on cash and cash equivalents		(19.5)	(9.2)

Increase (decrease) in cash and cash equivalents		310.5	(51.8)
Cash and cash equivalents, beginning of the year		158.5	222.3
Cash and cash equivalents held for sale, beginning of the year		12.0	(12.0)

Cash and cash equivalents, end of the year		$481.0	$158.5

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 and 2014

(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated)

1.	CORPORATE INFORMATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed by the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.

The principal activities of the Company are the exploration, development and operation of gold mining properties.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These consolidated financial statements, as at and for the years ended December 31, 2015 and 2014, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were prepared on a going concern basis. The significant accounting policies applied in these consolidated financial statements are presented in note 3 and have been consistently applied in each of the years presented.

The consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 17, 2016.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 20.

(c)	Basis of consolidation

Subsidiaries and investments in joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property – Location	December 31, 2015	December 31, 2014	Type of Arrangement	Accounting Method
Rosebel Gold Mines N.V.	Rosebel mine (Suriname)	95%	95%	Subsidiary	Consolidation

Essakane S.A.	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation

Doyon division including the Westwood mine	Doyon division (Canada)	100%	100%	Division	Consolidation

Trelawney Mining and Exploration[1]	Côté Gold project (Canada)	100%	100%	Subsidiary	Consolidation

Euro Ressources S.A.[2]	France	90%	86%	Subsidiary	Consolidation

Société d’Exploitation des Mines d’Or de Sadiola S.A.	Sadiola mine (Mali)	41%	41%	Joint venture	Equity accounting

Société d’Exploitation des Mines d’Or de Yatela S.A.	Yatela mine (Mali)	40%	40%	Joint venture	Equity accounting

1	Trelawney Mining and Exploration Inc. owns a 92.5% interest in the Côté Gold project.
2	The Company acquired an additional 3.7% interest in Euro Ressources S.A. (“Euro Ressources”) in 2015. Refer to note 23.

(i)	Subsidiaries

Subsidiaries are entities controlled by the Company. Control is achieved when the Company has the ability to direct the relevant activities, including financial and operating activities, of an entity to affect its returns. The Company has control over the consolidated entities through ownership of the voting power. Subsidiaries are consolidated from the acquisition date, which is the date on which the Company obtains control of the acquired entity. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes a non-controlling interest. All intercompany balances, transactions, income, expenses and profits and losses have been eliminated on consolidation.

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2015 CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Joint arrangements

Joint arrangements are those arrangements over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venture parties for financial and operating decisions. The Company’s significant joint arrangements consist of joint ventures, which are structured through separate legal entities. The financial results of joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases, and are prepared for the same reporting period as the Company, using consistent accounting policies. There are no significant judgments and assumptions made in determining the existence of joint control of either Société d’Exploitation des Mines d’Or de Sadiola S.A. or Société d’Exploitation des Mines d’Or de Yatela S.A.

Losses from joint ventures are recognized in the consolidated financial statements until the carrying amount of the interest in the joint venture is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the joint venture’s operations or has made payments on behalf of the joint venture.

(iii)	Associates

Associates are those entities over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements, and are accounted for using the equity method. Significant influence is the ability to participate in the financial and operating policy decisions of the entity without having control or joint control over those policies. The Company’s share of net earnings (losses) from investments in associates is recognized in the consolidated statements of earnings and accounted for as an increase (decrease) in investments in associates in the consolidated balance sheets. The cash received from investments in associates is accounted for as a decrease of investments in associates in the consolidated balance sheets. The Company has concluded that it has significant influence over its investments in Galane Gold Ltd. (“Galane”), INV Metals Inc. (“INV Metals”) and Merrex Gold Inc. (“Merrex”) through the level of ownership of voting rights (refer to note 11). The Company has assessed additional facts and circumstances, including voting rights and board appointments, and concluded that there is no clear evidence of control of either Galane, INV Metals or Merrex.

Losses from associates are recognized in the consolidated financial statements until the carrying amount of the interest in the associate is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the associate’s operations or has made payments on behalf of the associate.

(d)	Functional and presentation currency

The functional currency of the Company’s subsidiaries, joint ventures and associates is the U.S. dollar, other than INV Metals and Merrex, whose functional currency is the Canadian dollar.

For subsidiaries, joint ventures or associates whose functional currency is other than the U.S. dollar, foreign currency balances and transactions are translated into U.S. dollars. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates. Exchange gains and losses on translation are included in other comprehensive income (“OCI”). The cumulative amount of the exchange differences is presented as a separate component of equity until disposal of the foreign operation.

Transactions denominated in foreign currencies are translated into the entity’s functional currency as follows:

•	Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date;

•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date; and

•

Revenues and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation.

Exchange gains and losses on translation of transactions are included in the consolidated statements of earnings. When a gain or loss on certain non-monetary items, such as financial assets at fair value through other comprehensive income, is recognized in OCI, the translation differences are also recognized in OCI.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by the Company, its subsidiaries, joint arrangements and associates in all periods presented in these consolidated financial statements.

(a)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Certain financial instruments are recorded at fair value in the consolidated balance sheets. Refer to note 20 on fair value determination.

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2015 CONSOLIDATED FINANCIAL STATEMENTS

(i)	Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Financial assets at fair value through profit or loss

Cash and cash equivalents, restricted cash, short-term investments, bond fund investments and warrants are classified as financial assets at fair value through profit or loss and are measured at fair value. Cash and cash equivalents are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months and less than 12 months. The unrealized gains or losses related to changes in fair value are reported in interest income and derivatives and other investment gains (losses) in the consolidated statements of earnings.

Amortized cost

Trade and other receivables and fixed rate investments are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.

Financial assets at fair value through other comprehensive income

The Company’s investments in equity marketable securities are designated as financial assets at fair value through other comprehensive income and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income.

Non-derivative financial liabilities

Accounts payable, accrued liabilities, senior unsecured notes, and borrowings related to the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior unsecured notes issue costs is calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.

(ii)	Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the U.S. dollar, and fluctuations in commodity prices such as for oil and fuel. All derivative instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit or loss.

Derivative financial instruments at fair value through profit or loss, including embedded derivatives, requiring separation from its host, are recorded in the consolidated balance sheets at fair value.

Changes in estimated fair value of non-hedge derivatives at each reporting date are included in the consolidated statements of earnings as non-hedge derivative gains or losses.

Embedded derivatives in financial liabilities measured at amortized cost are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(iii)	Hedges

The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency denominated revenues, operating expenses and purchases of non-financial assets and its exposure to price fluctuations of consumable purchases.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedge items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of earnings when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the amounts accumulated in equity are removed and added to the carrying amount of the non-financial asset.

Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of earnings. The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in other

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2015 CONSOLIDATED FINANCIAL STATEMENTS

comprehensive income and treated as a cost of hedging. For hedge items other than the purchase of non-financial assets, the cost of hedging amounts are reclassified to the consolidated statement of earnings when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, cost of hedging amounts are added to the carrying amount of the non-financial asset.

When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts recognized in other comprehensive income are recognized in the consolidated statement of earnings in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the consolidated statement of earnings.

If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of earnings immediately.

(b)	Gold bullion

Investments in gold bullion are measured at the lower of average cost and net realizable value.

(c)	Inventories

Gold production inventories, concentrate inventory, and ore stockpiles are measured at the lower of weighted average production cost and net realizable value. Mine supplies are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form and variable selling expenses.

Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing. Production overheads are allocated to inventory based on the normal capacity of production facilities.

The cost of ore stockpiles is increased based on the related current cost of production for the period, and decreases in stockpiles are charged to cost of sales using the weighted average cost per tonne. Stockpiles are segregated between current and non-current inventories in the consolidated balance sheets based on the period of planned usage.

Provisions are recorded to reduce the carrying amount of inventory to net realizable value to reflect changes in grades, quantity or other economic factors and to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses write-downs where there is a subsequent increase in net realizable value and where the inventory is still on hand.

Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of property, plant and equipment.

(d)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.

The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. Capitalization of borrowing costs ceases when such assets are ready for their intended use.

The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of earnings in other operating costs.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statements of earnings as incurred.

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2015 CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment presented in the consolidated balance sheets represent the capitalized expenditures related to:

•	Construction in progress,

•	mining properties, and

•	plant and equipment, including corporate assets.

(i)	Construction in progress

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, the related exploration and evaluation assets (refer to note 3(f) below) are transferred to construction in progress costs. These amounts plus all subsequent mine development costs are capitalized. Costs are not amortized until the project is ready for use as intended by management.

Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.

Borrowing costs are capitalized and allocated specifically to the project when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.

The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are removed from construction in progress assets and incorporated into the appropriate categories of property, plant and equipment and supplies inventories.

(ii)	Mining properties

Capitalized costs for evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties within mining assets.

(iii)	Stripping costs

Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of material that will be mined in future periods, in which case, the stripping costs are capitalized to mining properties within property, plant and equipment. Furthermore, stripping costs are capitalized to inventory to the extent that the benefits of the stripping activity relate to gold production inventories, concentrate inventory or ore stockpiles.

(iv)	Plant and equipment

Plant and equipment located at corporate locations includes the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements.

(e)	Depreciation and amortization

Effective from the point an asset is available for its intended use, property, plant and equipment are depreciated or amortized, respectively, using either the straight line or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation and amortization are determined based on the method which best represents the use of the assets.

The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of property, plant and equipment is akin to the life of the mining operation and the ore body’s mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production calculation prospectively. In 2015 and 2014, the Company has not incorporated any non-reserve material in its depreciation calculations on a units-of-production basis. When property, plant and equipment are depreciated on a straight line basis, the useful life of the mining operation is determined based on the most recent life of mine (“LOM”) plan. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site. Any change in the useful life is adjusted prospectively.

Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.

Amounts related to expected economic conversions of resources to reserves recorded in a business combination or an asset acquisition, are not amortized until resources are converted into reserves. Amounts related to capitalized costs of exploration and evaluation assets and construction in progress are not amortized as the assets are not available for use.

Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method.

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2015 CONSOLIDATED FINANCIAL STATEMENTS

Capitalized borrowing costs are amortized over the useful life of the related asset.

Residual values, useful lives and amortization methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, change in depreciation method or residual values is accounted for prospectively.

(f)	Mineral exploration and evaluation costs

Exploration activities relate to the collection of exploration data.

Exploration data consists of geological, geophysical, geochemical, sampling, drilling, trenching, analytical test work, assaying, mineralogical, metallurgical, and other similar information that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. Mineral exploration costs are expensed as incurred.

Evaluation costs are capitalized and relate to activities to evaluate the potential technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment whether the ore body can be mined economically. Exploration properties acquired through asset acquisitions or business combinations are also recognized as exploration and evaluation assets.

(g)	Business combinations and goodwill

Business combinations relate to the acquisition of an asset or a group of assets that constitute a business. For an integrated set of activities and assets to be considered a business, it needs to contain inputs, and processes. If the set of activities and assets acquired relate to an exploration stage property, the Company considers other factors to determine whether the set of activities and assets is a business such as the extent to which the acquired project has resources or reserves, and the extent and nature of the additional work to identify resources or convert resources into reserves. The Company also assesses whether the entity acquired has begun planned principal activities, has employees, necessary permits for production, intellectual property, and is pursuing a plan to produce outputs and will be able to obtain access to customers that will purchase the outputs.

Business combinations are accounted for using the acquisition method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. Mineral rights that can be reliably valued are recognized in the assessment of fair values on acquisition, including amounts attributable to expected economic conversions of resources to reserves. The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill.

For non-wholly owned subsidiaries, non-controlling interests are initially recorded at the fair value of the non-controlling interests share holdings or the non-controlling interests’ proportion of the fair values of the assets and liabilities recognized at acquisition.

When a subsidiary is acquired in a number of stages, the carrying amount of interests prior to acquisition of control is re-measured to fair value on the date control is acquired. Amounts previously recognized in other comprehensive income in respect of the subsidiary are reversed, and the difference is recognized in earnings. For non-wholly owned subsidiaries, non-controlling interests are adjusted to reflect the change in ownership.

When the net of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of purchase, the excess is recognized as negative goodwill and recorded in the consolidated statements of earnings at the date of acquisition.

Subsequent to initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to cash generating units (“CGU”) that are expected to benefit from the synergies of the combination.

If a transaction does not meet the definition of a business under IFRS, the transaction is recorded as an asset acquisition. Accordingly, the net identifiable assets acquired and liabilities assumed are measured at the fair value consideration paid, based on their relative fair values at the acquisition date. Acquisition-related costs are included in the consideration paid and capitalized. No goodwill and no deferred tax asset or liability arising from the assets acquired and liabilities assumed are recognized upon the acquisition of assets.

(h)	Other intangible assets

Other intangible assets are related to the fair value of favourable supplier contracts accounted for on a prior acquisition. The fair value was determined using a differential cost method based on cost savings expected from favourable terms of supplier contracts. Other intangible assets are amortized under the straight-line method based on the terms of each contract, which range from 2 to 20 years. Other intangible assets are classified in other non-current assets in the consolidated balance sheets.

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2015 CONSOLIDATED FINANCIAL STATEMENTS

(i)	Impairment

(i)	Financial assets

Financial assets measured at amortized cost are tested for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

A prior period impairment loss is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment loss been recognized in prior periods. Impairment loss reversals are recognized in the consolidated statements of earnings.

The Company’s investments in equity marketable securities are designated as financial assets at fair value through other comprehensive income. Changes in fair value are recognized in other comprehensive income.

(ii)	Non-financial assets

The carrying amounts of the Company’s non-current assets, including mining assets and exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Company performs an impairment review.

An impairment review requires the Company to determine the recoverable amount. For non-current assets, including mining assets, and exploration and evaluation assets, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a Cash generating unit (“CGU”) for impairment testing purposes. A CGU for impairment testing is typically considered to be an individual mine site or a development project.

The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment loss is recorded to the other long-lived assets in the CGU on a pro rata basis.

A prior period impairment loss is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment loss been recognized in prior periods. An impairment loss reversal is recognized in the consolidated statements of earnings. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in a CGU’s recoverable amount.

In the absence of market related comparative information, the FVLCD is determined based on the present value of estimated future cash flows from each long-lived asset or CGU. The assumptions used in determining the FVLCD for the CGU’s are typically life-of-mine (“LOM”) production profiles, long-term commodity prices, reserves and resources, discount rates, foreign exchange rates, values of un-modeled mineralization, capital expenditures, net asset value (“NAV”) multiples and expected commencement of production for exploration and evaluation projects. Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in their fair value, this may result in an impairment charge in future periods, which would reduce the Company’s earnings.

(j)	Asset retirement obligations

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related mining asset. For locations where mining activities have ceased, changes to obligations are charged directly to the consolidated statement of earnings. The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on a risk-free real discount rate that reflects current market assessments, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.

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2015 CONSOLIDATED FINANCIAL STATEMENTS

The periodic unwinding of the discount is recognized in earnings as a finance cost. Additional disturbances or changes in restoration costs or in discount rates are recognized as changes to the corresponding assets and asset retirement obligation when they occur. Environmental costs at operating mines, as well as changes to estimated costs and discount rates for closed sites, are charged to earnings in the period during which they occur.

(k)	Other provisions

Provisions are recognized when a legal or constructive present obligation exists as a result of a past event, for which it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are determined based on management’s best estimate (refer to note 3(t)(vi)).

Certain conditions may exist as of the date of the financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events will occur or fail to occur. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable but is reasonably possible then details of the contingent loss are disclosed.

(l)	Income taxes

(i)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current income taxes related to items recognized directly in equity are recognized directly in equity.

(ii)	Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the consolidated balance sheets and its tax base.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit; and

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, or venturer and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

When results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

A translation gain or loss will arise where the local tax currency is not the same as the functional currency. A deferred tax asset or liability is recognized on the difference between the carrying amount of the non-monetary assets and the underlying tax basis, translated to the functional currency using the current foreign exchange rate. The translation gain or loss is recorded in Income taxes on the Consolidated statement of earnings.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes related to items recognized directly in equity are recognized directly in equity.

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2015 CONSOLIDATED FINANCIAL STATEMENTS

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

There is no certainty that future income tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings.

(m)	Flow-through shares

The Company recognizes flow-through common shares in equity based on the quoted market price of the existing shares on the date of issue. The difference between the amount recognized in common shares and the amount the investor pays for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred tax impact is recorded as eligible expenditures are incurred.

(n)	Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share is calculated by dividing earnings attributable to equity shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are determined by adjusting the weighted average number of common shares for the dilutive effect of share-based payments, employee incentive share units, and warrants using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of the Company’s common shares, are assumed to be exercised and the proceeds used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

(o)	Share-based payments

The Company has the following share-based payment plans with related costs included in general and administrative expenses.

(i)	Share options, share bonus plan, and deferred share plan

The Company operates a number of equity-settled share-based payment plans in respect of its employees. Share-based compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the consolidated statement of earnings and credited to contributed surplus within shareholders’ equity. The Company uses the graded vesting method for attributing share option expense over the vesting period.

The grant date fair value is based on the underlying market price of the shares of the Company taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date. Equity-settled awards are not re-measured subsequent to the initial grant date.

Determination of the grant date fair value requires management estimates such as risk-free interest rate, volatility and weighted average expected life. Share option expense incorporates an expected forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

The weighted average grant date fair value is the basis for which share-based payments are recognized in earnings.

Upon exercise of options and/or issuance of shares, consideration paid by employees, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.

(ii)	Share purchase plan

The Company provides a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(p)	Revenue recognition

Revenues include sales of gold and by-product concentrate.

Revenues from the sale of gold and by-products (silver and copper concentrate) are recognized when the metal is delivered to the counterparties.

(q)	Assets held for sale and discontinued operations

A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operation; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operation; or (iii) is a subsidiary acquired exclusively with a view to resell. A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Net earnings from operations and any gain or loss on the disposal are disclosed separately as net earnings from discontinued operations in the consolidated statements of earnings and comparative periods are reclassified accordingly.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

Non-current assets and disposal groups are classified as held for sale from the date the qualifying criteria are met and are measured at the lower of the carrying amount and fair value less costs of disposal. If the fair value less costs of disposal is lower than the carrying amount, an impairment loss is recognized in the consolidated statements of earnings. Upon classification as held for sale, non-current assets are no longer depreciated.

(r)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the contractual arrangement at inception date, including whether the arrangement contains the use of a specific asset and the right to use that asset. Where the Company receives substantially all the risks and rewards of ownership of the asset, these arrangements are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, with the interest element of the lease charged to the consolidated statements of earnings as a finance cost. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

All other leases are classified as operating leases. Operating lease payments are recognized in the consolidated statements of earnings on a straight-line basis over the lease term.

(s)	Segmented information

The Company’s operating segments are those operations whose operating results are reviewed by the Company’s chief operating decision maker to make resource allocation decisions and assess their performance. Operating segments whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine the reportable operating segments, various factors are considered, including geographical location and managerial structure. It was determined that the Company’s gold segment is divided into reportable geographic segments. The Company’s other reportable segments have been determined to be the exploration and evaluation and Corporate operating segments, which includes royalty interests located in Canada and investments in associates and joint ventures. The Company discloses information for its joint ventures as it is reviewed regularly by the Company’s chief operating decision maker as part of the performance assessment and resource allocation decision making processes. The operations for the joint ventures in Sadiola and Yatela have been combined for segmented information purposes as they operate in the same geographical location and share production resources and facilities.

(t)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities, within the next financial year. The most significant judgments and sources of estimation uncertainty that the Company believes could have a significant impact on the amounts recognized in its consolidated financial statements are described below.

(i)	Mineral reserves and resources

Key sources of estimation uncertainty

Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.

A number of accounting estimates, as described in the relevant accounting policy notes, are impacted by the Mineral reserves and resources estimates:

•	Capitalization and amortization of stripping costs (note 3(d)(iii));

•	Determination of the useful life of property, plant and equipment and measurement of the depreciation expense (note 3(e));

•

Mineral exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability (note 3(f)). The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances;

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

•	Fair value of mineral rights acquired in a business combination (note 3(g));

•	Consideration of whether assets acquired meet the definition of a business or should be accounted for as an asset acquisition (note 3(g));

•	Impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs (note 3(i)(ii)); and

•	Estimates of the timing of the outlays for asset retirement obligations (note 3(j)).

(ii)	Determination of the date of transition from construction to production accounting

Judgments made in relation to accounting policies

Commencement of production is an important “point in time” determination, for accounting purposes, of when a constructed asset has reached a level of function indicative of its readiness to be considered a viable operation and accounted for as such, including accounting recognition of revenue and expenses from the operation. The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time.

(iii)	Impairment analysis of non-financial assets

Key sources of estimation uncertainty

Management’s assumptions and estimate of future cash flows used in the Company’s impairment assessment of goodwill and non-financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control.

If an indication of impairment exists, an estimate of a CGUs recoverable amount is calculated. The recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production.

In estimating the net realizable value of inventories, significant estimate is made regarding the quantities of saleable metals included in stockpiles based on the quantities of ore, the grade of ore and the estimated recovery percentage. There can be no assurance that actual quantities will not differ significantly from estimates used.

Judgments made in relation to accounting policies

Both internal and external sources of information are required to be considered when determining whether an impairment indicator or indicator of a previous impairment has reversed may be present. Judgment is required around significant adverse changes in the business climate which may be indicators for impairment such as a significant decline in the asset’s market value, decline in resources and/or reserves as a result of geological re-assessment or change in timing of extraction of resources and/or reserves which would result in a change in the discounted cash flow obtained from the site, and lower metal prices or higher input cost prices than would have been expected since the most recent valuation of the site. Judgment is also required when considering whether significant changes in any of these items indicate a previous impairment may have reversed.

Judgment is required to determine whether there are indications that the carrying amount of an exploration project is unlikely to be recovered in full from successful development of the project or by sale. Judgment is also required when considering whether significant changes indicate that a previous impairment may have reversed.

(iv)	Determination of control by one entity over another

Judgments made in relation to accounting policies

Subsidiaries are entities controlled by the Company and are consolidated. Investments in associates are those entities in which the Company has significant influence, but no control or joint control, and are accounted for using the equity method.

As at December 31, 2015, IAMGOLD owned 41% of the outstanding shares of Galane, 47% of the outstanding shares of INV Metals and 25% of the outstanding shares of Merrex (refer to note 11). If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. The Company used its judgment to determine that it has significant influence, and no control, over these entities and accounted for it as investments in associates using the equity method of accounting.

(v)	Derivative financial instruments

Judgments made in relation to accounting policies

Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as either a fair value or cash flow hedge. Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

Key sources of estimation uncertainty

The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil, aluminum and gold. Forecasts are based on estimates of future transactions. For its derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 19 for more detailed information and sensitivity analyses based on changes in currencies and commodity prices.

(vi)	Provisions and recognition or not of a liability for loss contingencies

Judgments made in relation to accounting policies

Judgments are required to determine if a present obligation exists at the end of the reporting period and by considering all available evidence, including the opinion of experts. The most significant provisions that require judgment to determine if a present obligation exists are asset retirement obligations (AROs).

Key sources of estimation uncertainty

Provisions related to present obligations, including AROs, are management’s best estimate of the amount of probable future outflow, expected timing of payments, and discount rates. Refer to note 15.

(vii)	Determination of deferred income tax

Key sources of estimation uncertainty

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered. There is no certainty that income tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings. For more information, refer to notes 3(l)(ii) and 17.

4.	FUTURE ACCOUNTING POLICIES

The following new standards were not yet effective for the year ended December 31, 2015, and have not been applied in preparing these consolidated financial statements.

IFRS 15 - Revenue from Contracts with Customers

The IASB has issued IFRS 15, Revenue from Contracts with Customers, which will replace IAS 11, Construction Contracts and IAS 18, Revenue. The mandatory effective date of IFRS 15 is January 1, 2018. The objective of IFRS 15 is to establish a single, principles based model to be applied to all contracts with customers in determining how and when revenue is recognized. IFRS 15 also requires entities to provide users of financial statements with more informative and relevant disclosures. The Company will evaluate the impact of adopting IFRS 15 in its consolidated financial statements in future periods.

IFRS 9 - Financial Instruments

On July 24, 2014, the IASB issued the complete IFRS 9 (“IFRS 9 (2014)”). IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective April 1, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company will evaluate the impact of adopting IFRS 9 (2014) in its consolidated financial statements in future periods.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases. The objective of IFRS 16 is to bring all leases on-balance sheet for lessees. IFRS 16 requires lessees to recognize a “right of use” asset and a lease liability calculated using a prescribed methodology. The mandatory effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019. Early adoption is permitted provided that IFRS 15, Revenue from Contracts with Customers, is also adopted. The Company will evaluate the impact of adopting IFRS 16 in its consolidated financial statements in future periods.

5.	DISCONTINUED OPERATIONS

Niobec

During the fourth quarter 2014, the Company signed a definitive agreement to sell its Niobec mine and the adjacent rare earth element (“REE”) deposit for cash proceeds of $500 million plus working capital adjustments, as well as an additional $30 million when the adjacent REE deposit goes into commercial production. A 2% gross proceeds royalty will be payable on any REE production.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

Regulatory approval for the transaction was received on January 19, 2015 and the transaction closed on January 22, 2015, with a final after-tax gain on disposal of $39.0 million after working capital adjustments. The Niobec mine was previously reported under the Niobium segment and its assets ($628.5 million) and liabilities ($167.0 million) were classified as held for sale at December 31, 2014.

Major classes of assets and liabilities included as part of the Niobec mine were as follows as at the date of disposal:

	Note	January 22, 2015
Cash and cash equivalents		$12.9
Receivables, income taxes receivable and other current assets		27.9
Inventories		34.1
Property, plant and equipment		549.3
Other non-current assets		5.3
Accounts payable and accrued liabilities		(28.4)
Deferred income tax liabilities		(111.5)
Provisions and other liabilities		(24.5)

Net carrying amount		$465.1

Consideration received
Cash	18(a)	504.1
Less: Cash and cash equivalents disposed		12.9

Net proceeds from disposal		$491.2

(a)	Net earnings from discontinued operations

	Years ended December 31,
	2015	2014
Niobec
Revenues	$9.4	$233.8
Cost of sales	(4.3)	(140.8)
Other (expenses) income	(3.4)	6.9

	1.7	99.9
Income tax benefit (expense)	1.1	(37.2)

Net earnings from discontinued operations before disposal	2.8	62.7
Gain on disposal of discontinued operations	39.0	—

Net earnings from discontinued operations	$41.8	$62.7

(b)	Net cash from (used in) discontinued operations

	Years ended December 31,
Cash flows from (used in):	2015	2014
Operating activities	$2.9	$42.1
Investing activities	(1.6)	(43.7)
Financing activities	(0.4)	(1.1)

Net cash from (used in) discontinued operations	$0.9	$(2.7)

6.	CASH AND CASH EQUIVALENTS

	December 31, 2015	December 31, 2014
Cash	$481.0	$158.4
Short-term deposits with initial maturities of three months or less	—	0.1

	$481.0	$158.5

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

7.	RESTRICTED CASH

In December 2015, the Company advanced funds to the Government of Quebec in the amount of C$92.7 million (US$67.0 million) to guarantee the asset retirement obligation relating to the Doyon mine which was previously guaranteed by a letter of credit (“LC”) issued under the Company’s $75 million LC facility. Refer to note 15(a). The company has the right to replace the cash collateral with another form of acceptable collateral as prescribed by Government regulations.

8.	GOLD BULLION

		December 31, 2015	December 31, 2014
Ounces held	(oz)	135,148	134,737
Weighted average acquisition cost	($/oz)	$721	$720
Acquisition cost	($ millions)	$97.4	$96.9
Spot price for gold, end of the period	($/oz)	$1,060	$1,206
Market value, end of the period	($ millions)	$143.3	$162.5

9.	RECEIVABLES AND OTHER CURRENT ASSETS

	Note	December 31, 2015	December 31, 2014
Gold receivables		$0.7	$1.7
Receivables from governments[1]		33.1	23.3
Receivables from related parties	35	29.5	0.2
Other receivables		4.7	6.0

Total receivables		68.0	31.2
Marketable securities and warrants		0.2	14.2
Prepaid expenses		10.3	9.8
Derivatives		0.6	—
Other current assets		0.4	0.3

		$79.5	$55.5

1	Receivables from governments relate primarily to value added tax.

For the year ended December 31, 2015, the Company recognized a net reversal of allowance for doubtful non-trade receivables of $0.8 million (December 31, 2014 - $5.3 million) and $1.0 million was written off (December 31, 2014 - $4.1 million). As at December 31, 2015, the allowance for doubtful non-trade receivables (excluding receivables from related parties) was $4.1 million (December 31, 2014 - $3.9 million). As at December 31, 2015, the allowance for doubtful non-trade receivables from related parties was $36.0 million (December 31, 2014 - $36.0 million).

10.	INVENTORIES

	Note	December 31, 2015	December 31, 2014
Finished goods		$56.2	$63.7
Ore stockpiles		4.3	10.3
Mine supplies		163.4	171.1

		223.9	245.1
Ore stockpiles included in other non-current assets	14	147.0	127.6

		$370.9	$372.7

For the year ended December 31, 2015, the Company recognized a write-down of inventories to net realizable value of $17.6 million (December 31, 2014 - $10.4 million).

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

			Joint Ventures[4]
	Note	Associates[1,2,3]	Sadiola	Yatela	Total
Balance, January 1, 2014		$6.5	$59.0	$—	$65.5
Reversal of impairment		3.4	—	—	3.4
Currency translation adjustment		(2.7)	—	—	(2.7)
Share of net loss, net of income taxes		(0.4)	(9.4)	(16.4)	(26.2)
Share of net loss recorded as provision		—	—	16.4	16.4

Balance, December 31, 2014		6.8	49.6	—	56.4
Acquisition		5.1	—	—	5.1
Impairment	20	(1.2)	—	—	(1.2)
Currency translation adjustment		(0.8)	—	—	(0.8)
Share of net earnings (loss), net of income taxes		(2.5)	11.9	0.3	9.7
Share of net earnings reversed to provision	15	—	—	(0.3)	(0.3)
Share of dividends paid	35	—	(12.3)	—	(12.3)

Balance, December 31, 2015		$7.4	$49.2	$—	$56.6

1

Associates include Galane, INV Metals and Merrex which are publicly traded companies incorporated in Canada. The Company’s ownership interest in the associates as at December 31, 2015 is as follows: Galane - 41% (December 31, 2014 - 42%), INV Metals - 47% (December 31, 2014 - 47%) and Merrex - 25% (December 31, 2014 - 16%).

2	IAMGOLD includes Galane’s and INV Metals’ results on a three-month lag.
3

On November 24, 2015, IAMGOLD converted $2.5 million of a non-trade receivable balance from Merrex in exchange for 21.5 million common shares of Merrex, which resulted in an increase in the Company’s ownership of Merrex’s issued and outstanding shares to 25%. Due to the increased ownership, the method of accounting for the investment changed from classification of a financial asset through other comprehensive income to an investment in associate which is accounted for using the equity method. Upon changing the accounting method, the investment was recorded at its fair value of $5.1 million.

4	The Company’s joint ventures are not publicly listed entities and consequently quoted market prices are not available.

The following table reconciles the summarized balance sheet to the carrying amount of the Company’s interest in joint ventures:

		December 31, 2015		December 31, 2014
		Sadiola	Yatela	Sadiola	Yatela
The Company’s equity percentage of net assets of joint ventures	Note	41%	40%	41%	40%
Share of net assets of joint ventures		$49.2	$(28.7)	$49.6	$(29.0)
Losses applied to loans receivable		—	16.0	—	16.0
Losses recognized in provisions	15	—	12.9	—	13.2
Other		—	(0.2)	—	(0.2)

Carrying amount of interest in joint ventures		$49.2	$—	$49.6	$—

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

Financial information for investments in Sadiola and Yatela, not adjusted for the percentage held by the Company, is summarized below:

	December 31, 2015		December 31, 2014
Joint Ventures	Sadiola	Yatela	Sadiola	Yatela
Summarized statement of earnings
Revenues	$196.7	$19.5	$261.0	$35.5
Depreciation expense	(22.7)	(4.4)	(64.7)	(6.0)
Other expenses	(132.8)	(14.3)	(221.2)	(70.8)
Income taxes	(12.2)	(0.2)	2.0	0.3

Net earnings (loss) and comprehensive income (loss)	$29.0	$0.6	$(22.9)	$(41.0)

Summarized balance sheet
Assets
Cash and cash equivalents	$34.6	$5.9	$26.5	$3.7
Other current assets	66.0	14.6	89.1	15.9
Non-current assets	269.9	2.1	238.7	6.8

	$370.5	$22.6	$354.3	$26.4

Liabilities
Current liabilities	$46.3	$72.0	$37.2	$54.4
Non-current liabilities	204.1	22.3	196.0	44.4

	$250.4	$94.3	$233.2	$98.8

Net assets (deficiency)	$120.1	$(71.7)	$121.1	$(72.4)

Associates’ combined financial information as reported by Galane and INV Metals, is summarized below:

	12 months ended
	September 30,
	2015	2014
Net (loss) earnings	$(5.9)	$2.7
Other comprehensive loss	(1.8)	(5.8)

Comprehensive loss	$(7.7)	$(3.1)

12.	PROPERTY, PLANT AND EQUIPMENT

	Construction in progress	Mining properties	Plant and equipment	Total
Cost
Balance, January 1, 2014	$984.4	$1,991.8	$1,517.8	$4,494.0
Additions	157.4	158.0	135.8	451.2
Changes in asset retirement obligations	—	24.0	—	24.0
Disposals	—	(3.5)	(63.7)	(67.2)
Transfers within Property, plant and equipment	(980.5)	497.6	482.9	—
De-recognition of assets due to Mouska closure	—	(314.4)	(45.5)	(359.9)
Reclassification to Assets held for sale	(81.5)	(421.1)	(259.9)	(762.5)

Balance, December 31, 2014	79.8	1,932.4	1,767.4	3,779.6
Additions	20.8	133.0	64.8	218.6
Changes in asset retirement obligations	—	(10.3)	—	(10.3)
Disposals	—	—	(25.1)	(25.1)
Transfers within Property, plant and equipment	(92.7)	78.5	14.2	—

Balance, December 31, 2015	$7.9	$2,133.6	$1,821.3	$3,962.8

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

		Construction in progress	Mining properties	Plant and equipment	Total
Accumulated Depreciation and Impairment	Note
Balance, January 1, 2014		$—	$1,433.8	$539.8	$1,973.6
Depreciation expense[1]		—	78.9	166.0	244.9
Disposals		—	(0.1)	(21.6)	(21.7)
De-recognition of assets due to Mouska closure		—	(314.3)	(44.6)	(358.9)
Reclassification to Assets held for sale		—	(136.0)	(75.2)	(211.2)

Balance, December 31, 2014		—	1,062.3	564.4	1,626.7
Depreciation expense[1]		—	106.3	176.7	283.0
Impairment	33	3.5	214.4	3.4	221.3
Disposals		—	—	(22.0)	(22.0)

Balance, December 31, 2015		$3.5	$1,383.0	$722.5	$2,109.0

Carrying amount, December 31, 2014		$79.8	$870.1	$1,203.0	$2,152.9

Carrying amount, December 31, 2015		$4.4	$750.6	$1,098.8	$1,853.8

1	Excludes depreciation expense related to Corporate assets, which is included in General and administrative expenses.

Construction in progress, excluding capitalized borrowing costs, at December 31, 2015 and 2014 included capital expenditures related to projects at the following: Rosebel (2015 - $nil; 2014 - $24.5 million), Essakane (2015 - $0.9 million; 2014 - $0.2 million) and Westwood (2015 - $nil; 2014 - $nil).

In 2015, borrowing costs attributable to qualifying assets associated with the Essakane, Rosebel and Westwood mines capitalized in construction in progress and capitalized stripping totaled $13.2 million (2014 - $25.9 million) at a weighted average interest rate of 6.99% (2014 - 6.99%).

As at December 31, 2015, mining properties included capitalized stripping costs of $181.6 million (2014 - $189.0 million). Stripping costs of $43.0 million were capitalized during 2015 (2014 - $59.1 million), and $50.4 million were depreciated during 2015 (2014 - $40.5 million).

As at December 31, 2015, the carrying amount of plant and equipment included $1.8 million (December 31, 2014 - $37.3 million) of equipment held under finance leases. The finance leases had varying terms, between two to four years, and contained purchase options which the Company assessed at inception of the lease as being reasonable to exercise at maturity. In December 2015, the Company purchased certain assets held under finance leases at an amount equal to their carrying value of $28.3 million.

13.	EXPLORATION AND EVALUATION ASSETS

		Years ended December 31,
	Note	2015	2014
Balance, beginning of the year		$544.8	$533.3
Exploration and evaluation expenditures		10.3	11.5
Impairment	33	(400.0)	—

Balance, end of the year		$155.1	$544.8

Exploration and evaluation assets primarily relate to Trelawney Mining and Exploration’s Côté Gold project. The Company completed a review of the Côté Gold project in the fourth quarter of 2015 and determined that the carrying amount of the asset exceeded its recoverable amount. The Company recognized a $400.0 million pre-tax impairment charge against the asset (refer to note 33).

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

14.	OTHER NON-CURRENT ASSETS

	Notes	December 31, 2015	December 31, 2014
Ore stockpiles	10	$147.0	$127.6
Marketable securities and warrants		14.9	16.7
Receivables from related parties	35	—	26.3
Restricted cash	15(a)	9.1	8.7
Bond fund investments		6.4	5.7
Royalty interests		5.6	18.8
Derivatives		2.1	—
Other		13.8	12.8

		$198.9	$216.6

On March 23, 2015, the Company sold its Diavik royalty interest for total proceeds of $56.8 million (under the terms of the sale agreement, royalty income due to the Company in the period from January 1, 2015 to March 23, 2015 was provided to the acquirer). The sale proceeds was comprised of cash of $52.5 million and three million five-year warrants of the acquirer with a transaction date fair value of $4.3 million. The warrants, which are valued using the Black-Scholes model with an exercise price of $4.50 and an expected life of five years, are re-measured at fair value at each reporting period. As at December 31, 2015, the fair value of the warrants was $2.7 million. The carrying amount of the Diavik royalty at the date of sale was $13.2 million, resulting in an after-tax gain on sale of $43.5 million, net of transaction costs, recognized in Interest income and derivatives and other investment gains in the Consolidated statements of earnings (refer to note 30).

15.	PROVISIONS

	Note	December 31, 2015	December 31, 2014
Asset retirement obligations		$285.3	$293.7
Yatela loss provision	11	12.9	13.2
Other		4.5	4.5

		$302.7	$311.4

Non-current provisions		$289.3	$297.7
Current portion of provisions		13.4	13.7

		$302.7	$311.4

(a)	Asset retirement obligations

The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure provisions for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life and discount rates, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on a best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the reconciliation of the provision for asset retirement obligations:

		Years ended December 31,
	Notes	2015	2014
Balance, beginning of the year		$293.7	$235.6
Reclassification of Niobec mine to liabilities held for sale		—	(8.1)
Revision of estimated cash flows and discount rates:
Capitalized in (reduction of) mining assets	12	(10.3)	21.9
Expense related to closed sites	28	3.6	48.7
Accretion expense	29	0.8	2.3
Disbursements	32(b)	(2.5)	(6.7)

Balance, end of the year		285.3	293.7
Less current portion		(8.4)	(6.5)

Non-current portion		$276.9	$287.2

As at December 31, 2015, the Company had letters of credit in the amount of $2.7 million to guarantee asset retirement obligations (December 31, 2014 - $61.4 million). In addition, the Company had restricted cash of $76.1 million (December 31, 2014 - $8.7 million) as collateral for asset retirement obligations. This amount consisted of $67.0 million (December 31, 2014 - $nil) included in Restricted cash (refer to note 7) and $9.1 million (December 31, 2014 - $8.7 million) included in Other non-current assets (refer to note 14).

The schedule of estimated future disbursements for rehabilitation is as follows:

	C$[1]	$[1]
2016	6.8	$1.6
2017	2.9	2.1
2018	7.2	2.6
2019	3.7	5.6
2020	3.6	6.2
2021 onwards	145.3	115.6

	169.5	$133.7

1	US$ disbursements relate to the Essakane and Rosebel mines and C$ disbursements relate to the Doyon mine and Other Canadian sites.

As at December 31, 2015, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average real discount rates assumed in measuring the asset retirement obligations were as follows:

	Undiscounted Amounts Required (C$)	Undiscounted Amounts Required ($)	Expected Timing of Payments	Average Real Discount Rate
Rosebel mine	$—	$65.2	2016 - 2027	0.5%
Essakane mine	—	68.5	2016 - 2028	0.2%
Doyon mine	159.5	—	2016 - 2044	0.1%
Other Canadian sites	10.0	—	2016 - 2110	0.1%

	$169.5	$133.7

(b)	Provisions for litigation claims and regulatory assessments

By their nature, contingencies will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events. The assessment of contingencies inherently involves the exercise of significant judgments and estimates of the outcome of future events.

The Company operates in various countries and may be subject to assessments by the regulatory authorities in each of those countries, which can be complex and subject to interpretation. Assessments may relate to matters such as income and other taxes, duties and environmental matters. The Company is diligent and exercises informed judgment to interpret the provisions of applicable laws and regulations as well as their application and administration by regulatory authorities to reasonably determine and pay the amounts due. From time to time, the Company may undergo a review by the regulatory authorities and in connection with such reviews, disputes may arise with respect to the Company’s interpretations about the amounts due and paid.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

The Company is also subject to various litigation actions. In-house counsel, outside legal advisors, and other subject matter experts assess the potential outcome of litigation and regulatory assessments. Accordingly, the Company establishes provisions for future disbursements considered probable.

As at December 31, 2015, the Company did not have any material provisions for litigation claims or regulatory assessments. Further, the Company does not believe claims or regulatory assessments, for which no provision has been recorded, will have a material impact on the financial position of the Company.

16.	OTHER LIABILITIES

	Notes	December 31, 2015	December 31, 2014
Finance lease liabilities	34(b)	$1.1	$34.9
Cash flow hedges	19(c)	8.0	7.6
Non-hedge derivatives	19(d)(ii)	—	52.9

		$9.1	$95.4

Non-current other liabilities		$—	$59.2
Current other liabilities		9.1	36.2

		$9.1	$95.4

17.	INCOME TAXES

The effective tax rates for the years ended December 31, 2015 and 2014 was (1.5%) and (82.0%), respectively.

The income taxes are made up of the following components:

	Years ended December 31,
	2015	2014
Current:
Federal and provincial income taxes	$1.9	$(4.4)
Provincial mining taxes	0.5	(1.5)
Foreign income taxes	28.0	10.1

	30.4	4.2

Deferred:
Federal and provincial income tax - origination and reversal of temporary differences	—	64.1
Provincial mining taxes - origination and reversal of temporary differences	(25.9)	9.5
Foreign income taxes - origination and reversal of temporary differences	7.0	27.3
Changes in tax rates or imposition of new taxes	—	12.8

	(18.9)	113.7

Total income taxes	$11.5	$117.9

The income taxes on OCI were made up of the following components:

	Years ended December 31,
	2015	2014
Unrealized change in fair value of marketable securities	$(0.7)	$0.4
Realized change in fair value and impairment of marketable securities	—	0.1
Hedges	(0.1)	(0.4)
Other	—	(0.3)

Total income taxes related to OCI	$(0.8)	$(0.2)

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

Income taxes differ from the amount that would have been computed by applying the combined Canadian federal and provincial statutory income tax rate of 26.7% for the year ended December 31, 2015, (December 31, 2014 - 26.6%) to earnings from continuing operations before income taxes. The reasons for the differences are as follows:

	Years ended December 31,
	2015	2014
Loss from continuing operations before income taxes	$(783.8)	$(143.7)

Income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate	(208.9)	(38.2)
Increase (reduction) in income taxes resulting from:
Earnings not subject to taxation	0.6	0.1
Earnings in foreign jurisdictions subject to different tax rates	(3.0)	2.6
Tax benefits not recognized	200.9	102.3
Provincial mining duty tax	(25.6)	1.4
Non-deductible expenses	12.6	19.2
Non-resident withholding taxes	2.6	3.5
Foreign exchange related to income taxes	26.5	22.8
Change in enacted tax rates	—	12.8
Under (over) provided in prior periods	5.7	(8.5)
Other	0.1	(0.1)

Total income taxes	$11.5	$117.9

The components that give rise to deferred income tax assets and liabilities are as follows:

	December 31, 2015	December 31, 2014
Deferred income tax assets:
Other assets	$11.3	$8.0
Exploration and evaluation assets	72.6	73.6
Non-capital losses	14.1	83.3
Net capital losses	—	29.8
Asset retirement obligations	4.1	1.1

	102.1	195.8

Deferred income tax liabilities:
Property, plant and equipment	(161.0)	(220.8)
Royalty interests	(9.5)	(8.8)
Other intangible assets	(0.7)	(0.9)
Mining duties	(21.0)	(46.6)
Marketable securities	(0.3)	(0.4)
Other	(55.4)	(54.0)
Investment in subsidiary	—	(29.8)

	(247.9)	(361.3)

Net deferred income tax liabilities	$(145.8)	$(165.5)

Classification
Non-current assets	$—	$—
Non-current liabilities	(145.8)	(165.5)

	$(145.8)	$(165.5)

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following deductible temporary differences in Canada:

	December 31, 2015	December 31, 2014
Non-capital losses	$641.3	$278.4
Net capital losses	60.2	66.1
Exploration and evaluation assets	99.6	71.9
Deduction for future mining duty taxes	21.0	46.6
Asset retirement obligations	147.8	153.9
Other deductible temporary differences	42.5	35.2

	$1,012.4	$652.1

As at December 31, 2015 the Company did not recognize the benefit related to the deferred tax assets for the above related items in its consolidated financial statements as management did not consider it probable that the Company will be able to realize the deferred tax assets in the future.

The non-capital loss carry forwards begin to expire in 2026. The net capital loss carry forward may be carried forward indefinitely, but can only be used to reduce capital gains. The exploration and development expenses may be carried forward indefinitely.

The Company has not recognized tax benefits on loss carry forwards generated in countries other than Canada where the probable criteria for the recognition of deferred tax assets has not been met. Consequently, deferred tax assets have not been recognized on the loss carry forwards of $269.9 million in these jurisdictions as it is not probable that the deferred tax asset will be realized in the future.

The Company has not recognized a deferred tax liability on temporary differences of $362.1 million (December 31, 2014 - $353.9 million) related to investments in certain subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.

The Company designates all dividends paid to its shareholders to be eligible dividends.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

The 2015 movement for deferred income taxes may be summarized as follows:

			From Continuing Operations
	Total December 31, 2014	Less Discontinued Operations at December 31, 2014	Statement of earnings	Other comprehensive income	Other	December 31, 2015
Deferred income tax assets:
Other assets	$8.0	$—	$3.2	$0.1	$—	$11.3
Exploration and evaluation assets	73.6	—	(1.0)	—	—	72.6
Share issue costs	—	—	—	—	—	—
Non-capital losses	83.3	—	(69.2)	—	—	14.1
Net capital losses	29.8	—	(29.8)	—	—	—
Asset retirement obligations	1.1	—	3.0	—	—	4.1
Income tax benefit on mining duties	—	—	—	—	—	—

Deferred income tax liabilities:
Property, plant and equipment	(220.8)	—	59.8	—	—	(161.0)
Royalty interests	(8.8)	—	(0.7)	—	—	(9.5)
Other intangible assets	(0.9)	—	0.2	—	—	(0.7)
Mining duties	(46.6)	—	25.6	—	—	(21.0)
Marketable securities	(0.4)	—	(0.6)	0.7	—	(0.3)
Other	(54.0)	—	(1.4)	—	—	(55.4)
Investment in subsidiary	(29.8)	—	29.8	—	—	—

	$(165.5)	$—	$18.9	$0.8	$—	$(145.8)

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

The 2014 movement for deferred income taxes may be summarized as follows:

			From Continuing Operations
	Total December 31, 2013	Less Discontinued Operations at December 31, 2013	Statement of earnings	Other comprehensive income	Other	December 31, 2014
Deferred income tax assets:
Other assets	$15.9	$(20.8)	$12.2	$0.7	$—	$8.0
Exploration and evaluation assets	105.4	(21.7)	(10.1)	—	—	73.6
Share issue costs	0.4	(0.4)	—	—	—	—
Non-capital losses	94.5	—	(11.2)	—		83.3
Net capital losses	—	—	29.8	—	—	29.8
Asset retirement obligations	19.6	(1.1)	(17.4)	—	—	1.1
Income tax benefit on mining duties	12.9	(7.8)	(5.1)	—	—	—

Deferred income tax liabilities:
Property, plant and equipment	(288.5)	108.8	(41.1)	—	—	(220.8)
Royalty interests	(9.8)	—	1.0	—	—	(8.8)
Other intangible assets	(1.2)	—	0.3	—	—	(0.9)
Mining duties	(48.3)	29.0	(27.5)	—	0.2	(46.6)
Marketable securities	(2.0)	—	2.1	(0.5)	—	(0.4)
Other	(37.2)	0.1	(16.9)	—	—	(54.0)
Investment in subsidiary	—	—	(29.8)	—	—	(29.8)

	$(138.3)	$86.1	$(113.7)	$0.2	$0.2	$(165.5)

18.	LONG-TERM DEBT AND CREDIT FACILITIES

(a)	Senior unsecured notes

On September 21, 2012, the Company issued at face value $650 million of senior unsecured notes (“Notes”) with an interest rate of 6.75% per annum. The Notes are denominated in U.S. dollars and mature on October 1, 2020. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1.

Except as noted below, the Notes are not redeemable, in whole or part, by the Company until October 1, 2016. On and after October 1, 2016, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) and accrued and unpaid interest on the Notes up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 1 of each of the following years is: 2016 - 103.375%; 2017 - 101.688%; and 2018 and thereafter - 100%.

Prior to October 1, 2016, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium for accrued and unpaid interest.

The Company may from time to time seek to retire or purchase for cash its outstanding debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. In March 2015, the Company purchased at face value $5.4 million of its Notes for cash consideration of $4.5 million. In September 2015, the Company purchased at face value an additional $9.6 million of its Notes for cash consideration of $7.0 million. The resulting gain, net of transaction costs, for the year ended December 31, 2015 was $3.5 million. These amounts were recognized in Interest income and derivatives and other investment gains in the Consolidated statements of earnings (refer to note 30).

Under the indenture governing the Notes, if the Company makes certain asset sales, such as the sale of the Niobec mine and the Diavik royalty (refer to notes 5 and 14, respectively), it may use an amount equal to the net proceeds to repay

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale. At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the Notes at par in the manner described in the indenture.

The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
Notes, balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
December 31, 2015	$635.0	$849.3	$42.9	$85.7	$720.7	$—
December 31, 2014	$650.0	$913.4	$43.9	$87.8	$87.8	$693.9

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $6.9 million as at December 31, 2015 (December 31, 2014 – $8.3 million).

(b)	Credit facilities

The Company has a four-year $500 million unsecured revolving credit facility. The maturity date of this credit facility is February 22, 2016. As at December 31, 2015, $70.0 million was drawn against the credit facility (December 31, 2014 - $nil). The Company was in compliance with its credit facility covenants as at December 31, 2015. Subsequent to year end, the drawn balance was repaid and the credit facility was terminated.

On February 1, 2016, the Company entered into a four-year $250 million facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. The key terms of the new facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to EBITDA, Tangible Net Worth, Interest Coverage and Minimum Liquidity. The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio the Company. This credit facility is secured by some of the Company’s real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company’s subsidiaries. The maturity date of this credit facility is January 28, 2020.

The Company has a $75 million revolving credit facility for the issuance of letters of credit. The maturity date of this credit facility is April 22, 2016. As at December 31, 2015, $2.7 million (C$3.8 million) was drawn against the credit facility (December 31, 2014 - $61.4 million). The Company’s letters of credit guarantee certain asset retirement obligations; refer to note 15(a).

Credit facility issue costs are capitalized in other non-current assets. Amortization is calculated on a straight-line basis over the term of the credit facility. The carrying amount of credit facility issue costs, net of amortization as at December 31, 2015 was $0.1 million (December 31, 2014 - $0.8 million).

19.	FINANCIAL INSTRUMENTS

	December 31, 2015		December 31, 2014
Financial assets (liabilities)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$481.0	$481.0	$158.5	$158.5
Current receivables	5.4	5.4	7.7	7.7
Receivables from related parties	29.5	29.5	26.5	26.5
Marketable securities and warrants	15.1	15.1	30.9	30.9
Restricted cash	76.1	76.1	8.7	8.7
Bond fund investments	6.4	6.4	6.0	6.0
Net derivative liabilities	(5.3)	(5.3)	(60.5)	(60.5)
Accounts payable and accrued liabilities	(143.2)	(143.2)	(169.5)	(169.5)
Finance lease obligation	(1.1)	(1.1)	(34.9)	(34.9)
Bank indebtedness	(70.0)	(70.0)	—	—
Long-term debt[1]	$(635.0)	$(400.8)	$(650.0)	$(490.0)

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $6.9 million as at December 31, 2015 (December 31, 2014 – $8.3 million).

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

(a)	Risks

The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

(i)	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company’s approach to managing this risk is to ensure that there is sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage.

As at December 31, 2015, the Company’s cash and cash equivalents and gold bullion position at market value was $624.3 million (December 31, 2014 - $321.0 million). The Company had notes payable of $635.0 million as at December 31, 2015 (December 31, 2014 - $650.0 million).

As at December 31, 2015, $70 million was drawn against the Company’s $500.0 million total unsecured revolving credit facilities (December 31, 2014 - $nil). These funds were repaid subsequent to year end (refer to note 18(b)). As at December 31, 2015, the Company had committed $2.7 million (December 31, 2014 - $61.4 million) of its $75 million letters of credit revolving facility for the guarantee of certain asset retirement obligations.

On February 1, 2016, the Company entered into a four-year $250 million facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion (refer to note 18(b)).

The Company has a treasury policy designed to support management of liquidity risk as follows:

•	Invest in financial instruments in order to preserve capital, maintain required liquidity and realize a competitive rate of return while considering an appropriate and tolerable level of credit risk;

•	Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;

•

Invest or maintain investment in gold bullion until a combination of factors indicates that a sale or use of gold bullion is strategically advantageous for the Company, or as part of the overall treasury management;

•	Monitor cash balances within each operating entity;

•	Perform short- to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information; and

•

Determine market risks inherent in the business, including currency, fuel and other non-gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.

Under the terms of the Company’s derivative agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk associated with these instruments by spreading out the maturity of its derivatives over time.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables, derivative assets and restricted cash. Where applicable, the measurement of the fair value of derivatives accounts for counterparty credit risk.

The Company holds cash and cash equivalents and restricted cash in credit worthy financial institutions that comply with the Company’s investment policy and its credit risk parameters. The Company also has restricted cash held by the Government of Quebec.

For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.

The credit risk related to gold receivables is considered minimal as gold is sold to creditworthy major banks and settled promptly, usually within the following month.

The credit risk is also related to receivables from related parties and governments. The receivables from governments primarily relate to value added tax and income tax.

(iii)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises the following types of risks, share and commodity market price risk, currency risk, and interest rate risk.

(b)	Financial assets measured at fair value through Other comprehensive income

Marketable securities fair value reserve

Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the period. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through Other comprehensive income (OCI). The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.

During the years ended December 31, 2015 and December 31, 2014, the Company disposed of certain marketable securities that were no longer considered to be strategic to the Company.

	Years ended December 31,
	2015	2014
Proceeds from sale of marketable securities	$22.2	$9.0
Acquisition date fair value of marketable securities sold	(23.4)	(3.8)

Gain (loss) on sale of marketable securities recorded in OCI	$(1.2)	$5.2

At December 31, 2015, the impact of an increase of 10% in the fair value of marketable securities and warrants would have resulted in an increase in unrealized gains, net of tax of $1.0 million that would be included in other comprehensive income and $0.2 million in net earnings. The impact of a decrease of 10% in the fair value of marketable securities would have resulted in a decrease in unrealized gains, net of tax, of $1.0 million that would be included in other comprehensive income and $0.2 million in net earnings.

(c)	Cash flow hedge fair value reserve

(i)	Hedge gains (losses)

	Hedge gains (losses) recognized in cash flow hedge reserve		(Gains) losses reclassified or adjusted from cash flow hedge reserve
	Years ended December 31,		Years ended December 31,
	2015	2014	2015	2014
Exchange rate risk
Canadian dollar contracts
Forward contracts	$(6.8)	$(0.7)	$10.9	$(3.3)
Option contracts	(12.3)	(0.5)	5.8	0.5
Euro Contracts
Forward contracts	—	(0.2)	—	0.2
Option contracts	(11.8)	(0.7)	12.5	—
Oil and fuel market price risk
Crude oil option contracts	(5.4)	—	—	—

	(36.3)	(2.1)	29.2	(2.6)

Time value of options and forward contracts excluded from hedge relationship	3.8	(5.1)	(0.8)	2.3

	$(32.5)	$(7.2)	$28.4	$(0.3)

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

		(Gains) losses reclassified or adjusted from cash flow hedge reserve to:
		Years ended December 31,
	Notes	2015	2014
Consolidated balance sheets
Property, plant and equipment	12	$8.4	$—
Consolidated statements of earnings
Cost of sales	26	16.8	(0.3)
General and administrative expenses	27	3.2	—

Total		$28.4	$(0.3)

A total loss of $28.4 million (2014 - $0.3 million gain) relating to currency exchange rate risk contracts was reclassified or adjusted from the cash flow hedge reserve. There was no gain/loss reclassified or adjusted from the cash flow hedge reserve in 2015 or 2014 that relate to oil and fuel market price risks.

In the fourth quarter 2015, the Company early terminated certain currency hedge contracts with an unrealized loss of $7.0 million. An amount of $4.7 million remains in Accumulated other comprehensive income related to hedged future operating cash flows that are still expected to occur in 2016. An amount of $2.3 million was adjusted out of the cash flow hedge reserve and into Property, plant and equipment due to the related hedged cash flows not being expected to be recovered as they relate to the Doyon CGU for which the Company recognized an impairment charge (refer to note 33).

There was no hedge ineffectiveness for the years ended December 31, 2015 and December 31, 2014.

(ii)	Currency exchange rate risk

Movements in the Canadian dollar (C$) and the Euro (€) against the U.S. dollar ($) have a direct impact on the Company’s consolidated financial statements. The Company’s operations have exposure to these currencies; however, the Company’s functional currency and that of its subsidiaries is the U.S. dollar.

The Company manages its exposure to the Canadian dollar and the Euro by executing a combination of forward and option contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditure requirements at some of its mine sites and corporate offices.

The Company has designated forward and option contracts as cash flow hedges for its highly probable forecasted Canadian dollar and Euro expenditure requirements. The Company has elected to only designate the spot element of forward contracts and the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options and the forward element of forward contracts are recorded in Other comprehensive income as a cost of hedging.

An economic relationship exists between the hedged items and the hedging instruments as the fair values of both the hedged items and hedging instruments move in opposite directions in response to the same risk. The hedge ratio is determined by dividing the quantity of the forward and option contracts by the quantity of the forecasted Canadian dollar and Euro expenditure exposures.

As at December 31, 2015, the Company had outstanding derivative contracts that qualified for hedge accounting. The periods in which the cash flows are expected to occur and the impact on the Consolidated statements of earnings, are as follows:

December 31, 2015	2016
Cash flow hedges
Exchange rate risk
Canadian dollar option contracts (millions of C$)	150.0
Contract rate range (C$/$)	1.20 - 1.38
Euro option contracts (millions of €)	78.0
Contract rate range ($/€)	1.03 - 1.15

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

The fair value as at December 31, 2015, and the fair value based on an increase or a decrease of 10% of the U.S. dollar exchange rate would have been as follows. The entire change in fair value would be recorded in the consolidated statements of comprehensive income.

	December 31, 2015	Increase of 10%	Decrease of 10%
Canadian dollar (C$)	$(3.5)	$(12.5)	$3.4
Euro (€)	$0.3	$(7.2)	$7.1

Additional information on hedging instruments and hedged forecast transactions related to exchange rate risk as at December 31, 2015 and December 31, 2014 is as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
Year ended December 31, 2015	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian option contracts	$—	$(3.5)	$(1.8)	$(1.8)	$1.8
Euro option contracts	0.6	(0.3)	—	—	—

	$0.6	$(3.8)	$(1.8)	$(1.8)	$1.8

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
Year ended December 31, 2014	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian contracts
Forward contracts	$—	$(3.7)	$(4.1)	$(4.1)	$4.2
Option contracts	—	(1.2)	—	—	—
Euro option contracts	—	(2.7)	(0.7)	(0.7)	0.7

	$—	$(7.6)	$(4.8)	$(4.8)	$4.9

(iii)	Oil and fuel market price risk

Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations. West Texas Intermediate (WTI) and Brent crude oil are components of diesel and fuel oil, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs. The Company established a hedging strategy to limit the impact of fluctuations in crude oil prices and to economically hedge future consumption of diesel and fuel oil at the Rosebel and Essakane mines. The Company has designated option and swap contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2015, the Company’s outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the consolidated statements of earnings, are as follows:

December 31, 2015	2016		2017		Total
Brent crude oil option contracts (barrels)[1]	525		420		945
Option contracts with strike prices at ($/barrel):	43 - 65	[2]	60	[3]	—
WTI crude oil option contracts (barrels)[1]	375		324		699
Option contracts with strike prices at ($/barrel):	40 - 58	[2]	60	[3]	—

1	Quantities of barrels are in thousands.
2

The Company sold put options and purchased call options with strike prices that fall within the given range. If crude oil market prices are below the strike price (low end of range) in 2016, the Company will incur a loss from the margin between the lower market price and the set put strike price. If crude oil prices are greater than the call strike price (high end of range) in 2016, the Company will benefit from the margin between the higher market price and the strike price.

3	The Company will purchase crude oil in 2017 at spot prices below $60/barrel. The Company purchased call options to protect against an increase in crude oil prices above $60/barrel.

The fair value of these contracts, based on an increase or a decrease of 10% of the price, would have been as follows. The entire change in fair value would be recorded in the consolidated statements of comprehensive income.

	December 31, 2015	Increase of 10%	Decrease of 10%
Brent crude oil option contracts	$(1.9)	$0.2	$(4.2)
WTI crude oil option contracts	$(0.2)	$1.0	$(1.5)

Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at December 31, 2015 is as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
WTI crude oil option contract	$0.8	$(1.0)	$(1.1)	$(1.1)	$1.1
Brent crude oil option contracts	$1.3	$(3.2)	$(4.3)	$(4.3)	$4.5

	2.1	(4.2)	(5.4)	(5.4)	5.6

(d)	Non-hedge derivatives

(i)	Currency exchange rate risk

As at December 31, 2015, the Company did not have any outstanding currency derivative contracts that were not designated for hedge accounting (December 31, 2014 - $nil).

(ii)	Oil contracts and fuel market price risk

As at December 31, 2015, the Company did not have outstanding crude oil derivative contracts that were not designated for hedge accounting (December 31, 2014 - $52.9 million).

The fair value of crude oil contracts was included in other current and non-current liabilities.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

(iii)	Non-hedge derivative losses

Non-hedge derivative losses are included in Interest income and derivatives and other investment gains in the Consolidated statements of earnings. These losses relate to contracts associated with the mine sites, development projects and Corporate.

	Years ended December 31,
	2015	2014
Net loss on
Derivatives - currency contracts	$—	$(3.6)
Derivatives - crude oil contracts	(43.7)	(52.5)
Other	(1.8)	(0.1)

	$(45.5)	$(56.2)

20.	FAIR VALUE MEASUREMENTS

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

•	Level 3 inputs are unobservable inputs for the asset or liability.

There were changes in the classification of Level 1 and Level 3 financial instruments in the fair value hierarchy since December 31, 2014.

During 2015, equity instruments in a private company were converted to equity in a publicly listed company and as a result the equity instruments, valued at $2.0 million as at December 31, 2014, were reclassified from Level 3 to Level 1 resulting in a $1.0 million gain recognized in Other comprehensive income.

(a)	Financial assets and liabilities measured at fair value on a recurring basis

As at December 31, 2015, the Company’s assets and liabilities recorded at fair value were as follows:

		December 31, 2015				December 31, 2014
	Carrying Amount	Level 1	Level 2	Level 3	Total	Total
Assets
Cash and cash equivalents	$481.0	$481.0	$—	$—	$481.0	158.5
Restricted cash	76.1	76.1	—	—	76.1	8.7
Marketable securities	15.1	12.1	2.7	0.3	15.1	30.9
Bond fund investments	6.4	6.4	—	—	6.4	6.0
Derivatives
Currency contracts	0.6	—	0.6	—	0.6	—
Crude oil contracts	2.1	—	2.1	—	2.1	—

	$581.3	$575.6	$5.4	$0.3	$581.3	$204.1

Liabilities
Derivatives
Currency contracts	$(3.8)	$—	$(3.8)	$—	$(3.8)	$(7.6)
Crude oil contracts	(4.2)	—	(4.2)	—	(4.2)	(52.9)

	$(8.0)	$—	$(8.0)	$—	$(8.0)	$(60.5)

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

(b)	Valuation techniques

Marketable securities and warrants

The fair value of marketable securities and warrants included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of warrants included in Level 2 is obtained through the use of Black-Scholes pricing model, which uses share price inputs and volatility measurements. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques that require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company used the latest transaction price for these securities, obtained from the entity, to value these marketable securities and warrants.

Marketable securities included in Level 3
Balance, January 1, 2015	$2.3
Reclassification of equity investment from Level 3 to Level 1	(2.0)

Balance, December 31, 2015	$0.3

Bond fund investments

The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.

Derivatives

For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on the present value of market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.

Long-term debt

Long-term debt is accounted for at amortized cost, using the effective interest rate method. The fair value required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of long-term debt as at December 31, 2015 was $400.8 million (December 31, 2014 - $490.0 million).

Investments in associates

Investments in associates are measured at fair value on a non-recurring basis when an impairment charge or reversal is required to be recorded. The investment in Merrex was recorded at its fair value at the date of acquisition (refer to note 11). After application of the equity method, the fair value of an investment in associate is determined for purposes of assessing whether an impairment charge or reversal of a previously recorded impairment charge is required. For publicly traded companies, the Company determines the fair value of its investment in associates based on a market approach reflecting the closing price of the investment in the associate’s shares at the balance sheet date. Since there is a quoted market price, this is classified within Level 1 of the fair value hierarchy. As at December 31, 2015, Galane was measured at fair value and an impairment of $1.2 million was recognized (refer to note 11).

Finance lease liabilities

Finance lease liabilities are accounted for at amortized cost, using the effective interest rate method. The fair value required to be disclosed is determined using market interest rate inputs and is therefore classified within Level 2 of the fair value hierarchy (refer to note 12).

FVLCD of CGUs

The FVLCD of CGUs were determined for purposes of the impairment assessment. The FVLCD was largely determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the CGUs. FVLCD is classified within level 3 on the fair value hierarchy. Refer to note 33.

21.	CAPITAL MANAGEMENT

IAMGOLD’s objectives when managing capital are to:

•	Ensure the Company has sufficient financial capacity to support its operations, current mine development plans, and long-term growth strategy;

•	Ensure the Company complies with its long-term debt covenants; and

•	Protect the Company’s value with respect to market and risk fluctuations.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2015	December 31, 2014
Cash and cash equivalents	$481.0	$158.5
Gold bullion at market value	143.3	162.5

	$624.3	$321.0

Capital items:
Credit facilities available for use[1]	$430.0	$500.0
Long-term debt[2]	635.0	650.0
Common shares	2,366.2	2,322.7

	$3,431.2	$3,472.7

1	The credit facility available for use is $500 million of which $70 million has been drawn down as at December 31, 2015 (December 31, 2014 - $Nil).
2	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $6.9 million as at December 31, 2015 (December 31, 2014 – $8.3 million).

The Company is in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold price, the mining industry, economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt, or purchase or sell gold bullion.

In December 2013, the Company suspended future dividend payments in order to preserve its consolidated balance sheet, which is in line with its capital management strategy.

The Company’s cash and cash equivalents, and gold bullion position valued at the December 31, 2015 gold market price, was $624.3 million (December 31, 2014 - $321.0 million).

The Notes indenture contains a restriction on the use of proceeds from the sale of certain assets. Refer to note 18.

22.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

	Years ended December 31,
Number of common shares (in millions)	2015	2014
Outstanding, beginning of the year	376.9	376.6
Issuance of shares for share-based compensation	0.7	0.3
Issuance of flow-through shares	15.8	—

Outstanding, end of the year	393.4	376.9

Flow-through common shares

In February 2015, the Company issued 13.8 million flow-through common shares at prices ranging between C$3.51 and C$4.14 per share for net proceeds of $39.3 million (C$50 million). The flow-through common shares were primarily issued to fund prescribed resource expenditures on the Westwood mine. Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. As at December 31, 2015, there was no remaining unspent amount.

In the December 2015, the Company issued an additional 2.0 million flow-through common shares at prices ranging between C$1.86 and C$1.91 per share for net proceeds of $3.7 million (C$5.0 million). The flow-through common shares were issued to fund prescribed resource exploration expenditures in the provinces of Ontario and Quebec. Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource exploration expenditures in accordance with the applicable tax legislation. As at December 31, 2015, the entire amount raised through this issuance was unspent since the expenditures are required to be incurred during the course of the 2016 year.

Flow-through common shares of $38.1 million were recognized in equity based on the quoted price of the existing shares on the date of the issue less issuance costs. The $4.9 million difference between the amount recognized in common shares and the amount the investor paid for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are made. For the year ended December 31, 2015, $4.0 million was recognized as amortization of gain related

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

to the flow-through common shares, and was included in Interest income and derivatives and other investment gains in the Consolidated statements of earnings (refer to note 30).

23.	NON-CONTROLLING INTERESTS

Financial information of subsidiaries that have material non-controlling interests are provided below:

	December 31, 2015		December 31, 2014
	Rosebel	Essakane	Rosebel	Essakane
Percentage of voting rights held by non- controlling interests	5%	10%	5%	10%

Accumulated non-controlling interest	$20.1	$19.3	$22.0	$19.1
Net earnings (loss) attributable to non-controlling interests	$(0.4)	$0.2	$1.7	$3.6
Dividends paid to material non-controlling interests[1]	$1.5	$—	$—	$—

1	For the year ended December 31, 2015, dividends paid to other non-controlling interests amounted to $1.7 million (December 31, 2014 – $4.1 million).

Selected summarized information relating to these subsidiaries are provided below, before any intercompany eliminations:

	December 31, 2015		December 31, 2014
	Rosebel	Essakane	Rosebel	Essakane
Current assets	$108.1	$217.7	$160.8	$196.0
Non-current assets	540.7	854.2	593.6	897.3
Current liabilities	(46.4)	(59.5)	(67.6)	(55.1)
Non-current liabilities	(147.9)	(648.1)	(193.6)	(692.3)

Net assets	$454.5	$364.3	$493.2	$345.9

Revenues	$350.6	$487.1	$438.7	$457.8
Net earnings (losses) and comprehensive income (loss)	$(8.7)	$2.9	$34.6	$36.0

Net cash from operating activities	$60.0	$152.0	$150.3	$163.8
Net cash used in investing activities	(55.4)	(75.8)	(79.9)	(96.9)
Net cash used in financing activities	(49.3)	(60.6)	(4.0)	(47.1)

Net increase (decrease) in cash and cash equivalents	$(44.7)	$15.6	$66.4	$19.8

The Company’s ability to access or use the assets of Rosebel and Essakane to settle its liabilities is not significantly restricted by known current contractual or regulatory requirements, or from the protective rights of non-controlling interests. Dividends payable by Rosebel must be approved by the Rosebel Supervisory Board, which includes representation from the non-controlling interest.

In December 2015, the Company acquired an additional 3.7% interest in Euro Ressources for $7.2 million, increasing its ownership from 86.0% to 89.7%. Transaction costs incurred relating to the acquisition were $1.2 million and were recognized as an adjustment to retained earnings. The carrying amount of Euro Ressources’ net assets on the date of acquisition was $40.1 million. The Company recognized a decrease in Non-controlling interests of $1.6 million and a decrease in Retained earnings of $6.8 million attributable to owners of the Company.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

24.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share computation

	Years ended December 31,
	2015	2014
Numerator
Net loss from continuing operations attributable to equity of IAMGOLD	$(797.1)	$(269.5)
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	$41.8	$62.7
Net loss attributable to equity holders of IAMGOLD	$(755.3)	$(206.8)

Denominator (in millions)
Weighted average number of common shares (basic)	389.9	376.8

Basic loss from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$(2.04)	$(0.72)
Basic earnings from discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$0.11	$0.17
Basic loss attributable to equity holders of IAMGOLD per share ($/share)	$(1.93)	$(0.55)

Due to a net loss from continuing operations attributable to equity holders of IAMGOLD for the years ended December 31, 2015 and December 31, 2014, share options and restricted share units were anti-dilutive.

Equity instruments excluded from the computation of diluted loss per share, which could be dilutive in the future, were as follows:

	Years ended December 31,
(in millions)	2015	2014
Share options	5.3	5.4
Restricted share units	2.1	2.0
Performance share units	—	0.1

	7.4	7.5

25.	SHARE-BASED COMPENSATION

	Years ended December 31,
	2015	2014
Share option award plan	$2.4	$3.7
Full value award plans	3.2	4.4

	$5.6	$8.1

(a)	Share option award plan

The Company has a comprehensive share option plan for its full-time employees, directors and officers. The options vest over four to five years and expire no later than 7 years from the grant date.

The reserve for share options has a maximum allotment of 25,505,624 common shares. As of December 31, 2015, the total number of shares in reserve was 11,751,824 of which 5,337,466 were outstanding and 6,414,358 were unallocated.

	Year ended December 31, 2015		Year ended December 31, 2014
	Share options (in millions)	Weighted average exercise price (C$)[1]	Share options (in millions)	Weighted average exercise price (C$)[1]
Outstanding, beginning of the year	5.4	$10.56	5.4	$12.37
Granted	0.9	2.98	1.3	4.38
Forfeited	(1.0)	12.30	(1.3)	11.80

Outstanding, end of the year	5.3	$8.92	5.4	$10.56

Exercisable, end of the year	2.4	$12.11	2.3	$13.42

1	Exercise prices are denominated in Canadian dollars. The exchange rate at December 31, 2015 between the U.S. dollar and Canadian dollar was $0.7225/C$.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information related to share options outstanding at December 31, 2015:

Range of Prices C$/share	Number Outstanding (millions)	Weighted Average Remaining Contractual Life - years	Weighted Average Exercise Price (C$/share)
1.01 - 5.00	2.1	5.6	3.77
5.01 - 10.00	1.4	4.2	7.67
10.01 - 15.00	1.0	3.3	13.15
15.01 - 20.00	0.7	2.1	18.49
20.01 - 25.00	0.1	2.2	22.25

	5.3	4.3	8.92

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted. The estimated fair value of the options is expensed over the options’ expected life.

	Years ended December 31,
	2015	2014
Weighted average risk-free interest rate	1%	2%
Weighted average expected volatility[1]	55%	50%
Weighted average dividend yield	0.00%	0.00%
Weighted average expected life of options issued (years)	5.0	5.0
Weighted average grant-date fair value (C$ per share)	$1.28	$1.89
Weighted average share price at grant date (C$ per share)	$2.83	$4.29
Weighted average exercise price (C$ per share)	$2.98	$4.38

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(b)	Full value award plans

(i)	Full value award reserve

The Company has a reserve for restricted share units and performance share units for employees and directors with a maximum allotment of 8,756,762 common shares. As of December 31, 2015, the total number of shares in reserve was 7,254,841 of which 2,137,573 were outstanding and 5,117,268 were unallocated.

A summary of the status of the Company’s restricted share units and performance share units issued to employees and directors under the share bonus plan reserve and changes during the year is presented below.

	Years ended December 31,
(in millions)	2015	2014
Outstanding, beginning of the year	2.1	1.5
Granted	1.2	1.3
Issued	(0.7)	(0.3)
Forfeited	(0.5)	(0.4)

Outstanding, end of the year	2.1	2.1

(ii)	Summary of awards granted

Restricted share units (“RSU”)

Executive officers, directors and certain employees are granted restricted share units from the full value award reserve on an annual basis.

Employee restricted share unit grants vest over twelve to thirty-five months, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The amount of shares granted is determined as part of the employees’ overall compensation.

Director restricted share units vest at the end of each year, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service. Restricted share units are granted as

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

part of their retainer compensation established by the Nominating and Corporate Governance Committee and approved by the Board of Directors.

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2015	2014
Weighted average risk-free interest rate	1%	1%
Weighted average expected volatility[1]	63%	55%
Weighted average dividend yield	0.00%	0.00%
Weighted average expected life of RSUs issued (years)	2.6	2.5
Weighted average grant-date fair value (C$ per share)	$2.87	$4.34
Weighted average share price at grant date (C$ per share)	$2.87	$4.34

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(c)	Share purchase plan

The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the current purchase plan. The Company’s contribution is expensed and is considered vested at the end of the day on December 31 of each calendar year.

26.	COST OF SALES

Cost of sales includes mine production, transport and smelter costs, site administrative costs, royalty expenses, and depreciation expense.

	Years ended December 31,
	2015	2014
Operating costs - mines	$672.0	$643.1
Royalties	38.7	44.8
Depreciation expense[1]	260.9	205.0

	$971.6	$892.9

1	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

27.	GENERAL AND ADMINISTRATIVE EXPENSES

		Years ended December 31,
	Note	2015	2014
Salaries		$17.4	$25.3
Director fees and expenses		1.4	1.6
Professional and consulting fees		4.0	6.8
Other administration costs		5.6	1.7
Share-based compensation		4.2	5.2
Loss on cash flow hedge	19(c)(i)	3.2	—
Depreciation expense		3.3	4.2

		$39.1	$44.8

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

28.	OTHER EXPENSES

		Years ended December 31,
	Note	2015	2014
Changes in asset retirement obligations at closed sites	15(a)	$3.6	$48.7
Restructuring costs		5.3	6.5
Loss on disposal of assets		2.5	8.5
Other		4.9	6.4

		$16.3	$70.1

29.	FINANCE COSTS

		Years ended December 31,
	Note	2015	2014
Interest expense		$33.5	$20.1
Credit facility fees		4.0	4.1
Accretion expense	15(a)	0.8	2.3

		$38.3	$26.5

Total interest paid during the year ended December 31, 2015 was $45.4 million (December 31, 2014 - $44.8 million). Total interest paid includes the interest on the Notes and on finance leases.

30.	INTEREST INCOME AND DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

		Years ended December 31,
	Notes	2015	2014
Interest income		$2.4	$1.0
Reversal of impairment (impairment) of investments in associates	11	(1.2)	3.4
Reversal of write-down (write-down) of receivables		(0.2)	5.3
Non-hedge derivative losses	19(d)(iii)	(45.5)	(56.2)
Gain on sale of royalty asset	14	43.5	—
Gain on sale of marketable securities		—	0.4
Gain on purchase of senior unsecured notes	18(a)	3.5	—
Amortization of gain related to flow-through common shares	22	4.0	—
Other gains (loss)		(0.2)	5.9

		$6.3	$(40.2)

31.	EXPENSES BY NATURE

The following employee benefits expenses are included in cost of sales, general and administrative expenses, and exploration expenses.

	Years ended December 31,
	2015	2014
Salaries, short-term incentives, and other benefits	$205.5	$230.8
Share-based compensation	4.0	6.4
Other	9.4	10.6

	$218.9	$247.8

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

32.	CASH FLOW ITEMS

The cash flow statement includes results and balances from discontinued operations.

(a)	Adjustments for other non-cash items within operating activities

		Years ended December 31,
	Notes	2015	2014
Share-based compensation	25	$5.6	$8.1
Impairment charges (reversals) of investments in associates	11	1.2	(3.4)
Write-down (reversal of write-down) of receivables	9	0.2	(5.3)
Write-down of inventories	10	17.6	10.4
Gain on purchase of senior unsecured notes	18(a)	(3.5)	—
Loss on disposal of assets	28	2.5	8.8
Other		0.2	(7.8)

		$23.8	$10.8

(b)	Adjustments for cash items within operating activities

		Years ended December 31,
	Note	2015	2014
Disbursements related to asset retirement obligations	15(a)	$(2.5)	$(6.7)
Other		(0.1)	(1.7)

		$(2.6)	$(8.4)

(c)	Movements in non-cash working capital items and non-current ore stockpiles

	Years ended December 31,
	2015	2014
Receivables and other current assets	$(3.7)	$(2.4)
Inventories and non-current ore stockpiles	(6.2)	0.3
Accounts payable and accrued liabilities	(31.3)	(3.0)

	$(41.2)	$(5.1)

(d)	Other investing activities

		Years ended December 31,
	Notes	2015	2014
Acquisition of investments		$(0.4)	$(1.2)
Proceeds from sale of marketable securities		14.4	8.5
Increase in non-current restricted cash		(0.9)	—
Advances to related parties	35	(3.2)	(10.1)
Repayments from related parties	35	0.2	24.8
Proceeds on sale and leaseback		—	31.5
Other		0.7	3.5

		$10.8	$57.0

(e)	Other financing activities

	Years ended December 31,
	2015	2014
Repayment of financial lease obligations	$(7.1)	$(3.7)
Dividends paid to non-controlling interests	(3.2)	(4.1)
Other finance costs	(4.2)	(4.6)

	$(14.5)	$(12.4)

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

33.	IMPAIRMENT

		Years ended December 31,
	Note	2015	2014
Doyon CGU[1]
Property, plant and equipment	12	$209.0	$—
Trelawney mining and exploration[2]
Exploration and evaluation assets	13	400.0	—

		$609.0	$—
Other[3]
Property, plant and equipment	12	$12.3	$—

		$621.3	$—

1	The Doyon CGU consists of the Doyon, Mouska and Westwood mines.
2	Trelawney Mining and Exploration Inc. owns a 92.5% interest in the Côté Gold project.
3	Consists of impairments taken on individual assets within Rosebel - $5.0 million (2014 - $nil), Essakane - $0.8 million (2014 - $nil) and Westwood - $6.5 million (2014 - $nil).

The Company performs impairment testing for its Property, plant and equipment and Exploration and evaluation assets when indications of potential impairment are identified.

As at December 31, 2015, the Company identified the following indicators of impairment relating to the assets below:

i)

Property, plant and equipment - the carrying amount of the Company’s net assets exceeded its market capitalization which, together with the annual update to the Company’s life of mine (“LOM”) plans and mineral reserves and resources and a $100 per ounce decline in the Company’s long-term gold price assumption, represented an indication of impairment.

ii)

Exploration and evaluation assets - sufficient data existed to indicate that the carrying amount of the Côté gold project was unlikely to be recovered in full from successful development of the project or by sale under the current and foreseeable economic environment.

Property, plant and equipment

Accordingly, the Company performed an impairment assessment to determine the recoverable amount of its CGUs. The assessment indicated that the carrying amount of the Doyon CGU exceeded its recoverable amount of $504.9 million. Accordingly, the Company recognized a pre-tax impairment charge of $209.0 million (December 31, 2014 - $nil).

The recoverable amounts of the CGUs were determined by calculating the fair value less costs of disposal (“FVLCD”), which has been determined to be greater than the value in use. The significant estimates and assumptions used in determining the FVLCD for the CGUs were LOM production profiles, future commodity prices, reserves and resources, discount rates, foreign exchange rates, values of un-modeled mineralization and capital expenditures. The estimates of future cash flows were derived from the most recent LOM plans which range from 8 to 18 years. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and capital expenditures.

For the 2015 assessment, the Company used an estimated gold price of $1,100 per ounce for 2016 increasing to $1,200 per ounce for 2020 and beyond based on observable market data including spot price and industry analyst consensus. For the 2014 assessment, the Company used an estimated gold price of $1,250 per ounce for 2015 and $1,300 for 2016 and beyond.

The future cash flows for each gold mine were discounted using a real weighted average cost of capital, which reflects specific market risk factors for each mine. A real weighted average cost of capital of between 5.0% and 6.0% (December 31, 2014 - between 5.0% and 6.5%) was used to calculate the recoverable amounts of the Company’s CGUs.

Un-modeled mineralization for the CGUs was valued based on recent market transactions at $45 per ounce (December 31, 2014 - $45 per ounce). Revenues and costs incurred in currencies other than the U.S. dollar were translated to U.S. dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data. Oil prices are a significant component of cash costs of production and were estimated based on the current price, forward prices, forecasts of future prices from third party sources and the Company’s hedging program.

Exploration and evaluation assets

The Company completed a review of the Côté Gold project in the fourth quarter of 2015 and determined that the carrying amount of the asset was unlikely to be recovered in full from successful development or by sale as the Company has no definitive plans to develop the project in the current and forseeable economic environment. Accordingly, the Company recognized a pre-tax impairment charge of $400.0 million (December 31, 2014 - $nil).

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

The recoverable amount of $143.7 million for the Côté Gold project was determined by calculating the FVLCD using a discounted cash flow model developed based on the Company’s best estimate of future cash flows assuming development proceeds. The future cash flows were based on the project’s technical studies and consultation with technical advisors. The FVLCD has been determined to be greater than the value in use. The significant estimates and assumptions used in determining the FVLCD for the Côté Gold project were the production profile, future commodity prices, resources, discount rate, foreign exchange rates, value of un-modeled mineralization, capital expenditures, future operating costs and the estimated timing of commencement of production.

For the 2015 assessment, the Company used gold price, oil price and foreign exchange rate assumptions consistent with those used for assessing Property, plant and equipment.

The future cash flows for the Côté Gold project were discounted using a real weighted average cost of capital, which reflects specific market risk factors for the project. A real weighted average cost of capital of 6.0% was used to calculate the recoverable amount of the asset.

Un-modeled mineralization for the exploration and evaluation asset was valued at $16 per ounce based on recent market transactions considering the early stage of development of the project.

34.	COMMITMENTS

(a)	Commitments

	December 31, 2015	December 31, 2014
Purchase obligations	$50.8	$44.9
Capital expenditure obligations	11.3	7.8
Operating leases	1.7	6.0

	$63.8	$58.7

Commitments – payments due by period

	Payments due by period
At December 31, 2015	Total	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
Purchase obligations	$50.8	$49.1	$1.5	$0.2	$—
Capital expenditure obligations	11.3	11.3	—	—	—
Operating leases	1.7	1.7	—	—	—

	$63.8	$62.1	$1.5	$0.2	$—

(b)	Finance lease commitments

The finance lease liabilities are repayable as follows:

	December 31, 2015	December 31, 2014
Within one year	$1.1	$8.9
Between two and five years	0.1	29.6
After five years	—	0.3

	1.2	38.8
Future interest	(0.1)	(3.9)

Present value of finance lease liabilities	$1.1	$34.9

The present values of finance lease liabilities are repayable as follows:

	December 31, 2015	December 31, 2014
Within one year	$1.0	$8.9
Between two and five years	0.1	25.7
After five years	—	0.3

	$1.1	$34.9

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

(c)	Royalties included in cost of sales

Production from certain mining operations is subject to third party royalties (included in the cost of sales) based on various methods of calculation summarized as follows:

	December 31, 2015	December 31, 2014
Rosebel[1]	$19.2	$24.8
Essakane[2]	19.5	19.7
Mouska[3]	—	0.3

	$38.7	$44.8

1

2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average market price determined by the London Gold Fix P.M. In addition, 0.25% of all minerals produced at Rosebel are payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.

2

Royalty based on a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, or 5% if the gold market price is above $1,300 per ounce.

3	Two royalties of 0.2% and 2.0% of gold production.

35.	RELATED PARTY TRANSACTIONS

The Company had the following related party transactions included in Receivables and other current assets in the Consolidated balance sheets:

The Company has non-interest bearing loan receivables from Sadiola and Yatela for certain services rendered. For the year ended December 31, 2015, repayments of $0.2 million were received and advances of $0.2 million were made by the Company (December 31, 2014 - advances of $1.1 million and repayments of $1.2 million). As at December 31, 2015, the outstanding loan balances were $0.2 (December 31, 2014 - $0.2 million).

During the year ended December 31, 2015, the Company made advances of $3.0 million to Sadiola related to previous purchase commitments for the sulphide project (December 31, 2014 - $8.6 million). These advances were part of a loan agreement which bears interest at LIBOR plus 2% and is to be repaid on the earlier of December 31, 2016 and, at such time as Sadiola has sufficient free cash flow to do so. As at December 31, 2015, the carrying amount was $29.3 million (December 31, 2014 - $26.3 million), including accrued interest income.

During the year ended December 31, 2014, Sadiola and Galane Gold Ltd. repaid outstanding loans including accrued interest in the amount of $20.8 million and $2.7 million, respectively.

The Company had the following significant related party transactions included in Investments in associates and joint ventures:

During the year ended December 31, 2015, the Company received its share of dividends declared by Sadiola during the period totaling $12.3 million (2014 - $nil).

(a)	Compensation of key management personnel

Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Years ended December 31,
	2015	2014
Salaries and other benefits[1]	$5.3	$7.7
Termination benefits	—	3.6
Share-based payments	3.4	4.0

	$8.7	$15.3

1	Salaries and other benefits include amounts paid to directors.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

36.	SEGMENTED INFORMATION

The Company’s gold mine segment is divided into the following geographic segments:

•	Suriname - Rosebel mine

•	Burkina Faso - Essakane mine

•	Canada - Doyon division includes the Mouska mine and the Westwood mine

•	Joint ventures (Mali) - Sadiola mine (41%) and Yatela mine (40%).

The Company’s non-gold segments are divided into the following:

•	Discontinued operations (Niobec) - the Niobec mine located in Canada

•	Exploration and evaluation

•	Corporate - includes royalty interests located in Canada and investments in associates and joint ventures.

	December 31, 2015			December 31, 2014
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Suriname	$529.3	$637.3	$195.2	$580.0	$740.9	$261.3
Burkina Faso	854.8	1,072.4	154.5	897.3	1,093.3	136.5
Canada	628.6	718.3	128.5	818.7	849.5	175.4

Total gold mines	2,012.7	2,428.0	478.2	2,296.0	2,683.7	573.2
Discontinued operations (Niobec)	—	—	—	—	628.5	167.0
Exploration and evaluation	161.5	184.4	7.5	554.2	569.9	8.5
Corporate[1]	125.3	639.0	827.8	187.9	340.7	810.5

Total per consolidated financial statements	$2,299.5	$3,251.4	$1,313.5	$3,038.1	$4,222.8	$1,559.2

Joint ventures (Mali)[2]	$111.5	$161.0	$140.4	$100.6	$155.8	$135.1

1	The carrying amount of the Investment in joint ventures is included in the corporate segment as non-current assets.
2

The breakdown of the financial information for the joint ventures has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess performance of the joint ventures and to make resource allocation decisions.

Year ended December 31, 2015

	Consolidated statement of earnings information								Net capital expenditures[3]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative[2]	Exploration	Impairments	Other	Earnings (loss) from operations
Gold mines
Suriname	$350.6	$258.9	$86.5	$—	$4.0	$5.0	$5.8	$(9.6)	$87.4
Burkina Faso	487.1	354.1	117.5	—	—	0.8	0.9	13.8	66.7
Canada	78.1	95.0	52.9	—	—	215.5	3.4	(288.7)	72.1

Total gold mines excluding joint ventures	915.8	708.0	256.9	—	4.0	221.3	10.1	(284.5)	226.2
Exploration and evaluation[4]	—	—	0.2	0.5	27.0	400.0	1.0	(428.7)	9.3
Corporate	1.2	2.7	3.8	38.6	(0.3)	—	5.2	(48.8)	0.6

Total per consolidated financial statements	917.0	710.7	260.9	39.1	30.7	621.3	16.3	(762.0)	236.1
Joint ventures (Mali)[6]	88.4	60.1	11.1	—	0.3	—	(0.8)	17.7	7.5
Discontinued operations (Niobec)	9.4	4.3	—	—	—	—	(0.2)	5.3	1.6

	$1,014.8	$775.1	$272.0	$39.1	$31.0	$621.3	$15.3	$(739.0)	$245.2

1	Excludes depreciation expense.
2	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
3	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets, finance lease payments and is net of proceeds from finance leases.
4	Closed site costs on Exploration and evaluation properties included in other operating costs.
5	Includes earnings from royalty interests.
6

Net earnings (losses) from joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2014

	Consolidated statement of earnings information								Net capital expenditures[3]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative[2]	Exploration	Impairments	Other	Earnings (loss) from operations
Gold mines
Suriname	$438.7	$300.6	$71.1	$—	$5.4	$—	$3.4	$58.2	$80.3
Burkina Faso	457.8	325.5	100.6	—	—	—	5.3	26.4	98.0
Canada	102.9	59.8	27.5	(0.4)	—	—	49.0	(33.0)	108.5

Total gold mines excluding joint ventures	999.4	685.9	199.2	(0.4)	5.4	—	57.7	51.6	286.8
Exploration and evaluation[4]	—	—	0.2	0.8	37.0	—	2.5	(40.5)	10.9
Corporate[5]	8.5	2.0	5.6	44.4	0.3	—	9.9	(53.7)	5.2

Total per consolidated financial statements	1,007.9	687.9	205.0	44.8	42.7	—	70.1	(42.6)	302.9
Joint ventures (Mali)[6]	121.2	117.2	28.9	—	0.6	—	—	(25.5)	10.9
Discontinued operations (Niobec)	233.8	118.7	22.1	1.7	—	—	0.3	91.0	42.3

	$1,362.9	$923.8	$256.0	$46.5	$43.3	$—	$70.4	$22.9	$356.1

1	Excludes depreciation expense.
2	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
3	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets, finance lease payments and is net of proceeds from finance leases.
4	Closed site costs on Exploration and evaluation properties included in other operating costs.
5	Includes earnings from royalty interests.
6

Net earnings (losses) from joint ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions.

37.	SUBSEQUENT EVENTS

On February 1, 2016, the Company entered into a four-year $250 million facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. The existing credit facility was terminated on February 1, 2016. Refer to note 18(b) for a summary of the key terms of the new credit facility.

IAMGOLD CORPORATION

2015 CONSOLIDATED FINANCIAL STATEMENTS

IAMGOLD Corporation

401 Bay Street, Suite 3200, P.O. Box 153

Toronto, Ontario, Canada M5H 2Y4

Toll Free: 1 888 IMG 9999

www.iamgold.com